FORM 6-K

securities and exchange commission
washington, d.c. 20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of October 2022

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item              Description of Items

1.	Notice to the Market - Clarifications about Official Letter 184/2022/CVM/SEP/GEA-1, of August 31, 2022;
2.	EGM 09/29/2022 - Call Notice;
3.	Notice to the Market - BlackRock - Reduction of shareholding position;
4.	Notice to Shareholders - Interest on Equity – IoE;
5.	2Q22 Semi-Annual Reporting;
6.	Notice to the Market – B3's Request for clarification on an atypical fluctuation; and
7.	Notice to the Market – Cemig GT was granted authorization by the ANEEL to start operations of Generating Units.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: October 25, 2022

1.       Notice to the Market - Clarifications about Official Letter 184/2022/CVM/SEP/GEA-1, of August 31, 2022

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

Clarifications about Official Letter 184/2022/CVM/SEP/GEA-1, of August 31, 2022

CVM Questioning

Cia. Energética de Minas Gerais - CEMIG

Attn.: Mr. Leonardo George de Magalhães

Investor Relations Officer.

Ref: Request for clarification on the news article.

Dear Director,

1.	In response to the news article published on Infomoney’s website on August 30, 2022, under the headline: "Cemig employees and businessmen are investigated for fraud in the purchase of ‘worthless materials’", which includes the following statements:

Nine search and seizure warrants were served on Tuesday (30) against employees of Companhia de Energia de Minas Gerais (Cemig) and businessmen from the wiring and electrical materials sector, who act as suppliers of the state-owned company, in an investigation conducted by the Prosecution Office of the Minas Gerais State (MPMG).

The blocking and seizure of R$132.261 million in properties of the investigated parties were also authorized to ensure future compensation for damages caused to Cemig’s (CMIG4) properties and the company’s consumers.

The “Operação Mau Contato” counted on the participation of the Prosecution Office of the São Paulo State (MPSP), the civil police of both States, and the Treasure Secretariat of Minas Gerais. The investigation conducted by the MPMG started after an internal investigation at Cemig, concluded at the end of 2020, which resulted in the removal from office of company managers and employees, and the termination of contracts with suppliers.

[...]

What does Cemig say?

[...]

Also according to the news article, Cemig has already informed the U.S. authorities, through a report shared with the Department of Justice (DoJ) and the U.S. Securities and Exchange Commission (SEC), about the investigation of the information, since the company’s shares are traded in that country. “Cemig is fully collaborating with the competent authorities and emphasizes that it is the most interested party in the clarification of the facts”.

2. In view of the above, we request that you clarify whether the news article is true and, if so, explain the reasons why you believe that it is not a material fact, and comment on other information deemed as important on the matter, especially by clarifying whether the information provided to the U.S. authorities was simultaneously provided to this Agency.

3. It is worth noting that according to article 3 of CVM Resolution 44/21, the Investor Relations Officer is responsible for disclosing and informing the CVM and, if applicable, the stock exchange and the organized over-the-counter market entity where the Company’s securities are traded, any material act or fact occurred or related to its business, as well as ensure its wide and immediate communication, simultaneously in all the markets in which such securities are traded.

CEMIG’s Response

Dear Ms. Nilza Maria Silva de Oliveira,

Companhia Energética de Minas Gerais - CEMIG (“Cemig” or “Company”), in response to Official Letter 184/2022/CVM/SEP/GEA-1, of August 31, 2022, makes the following considerations:

1.                   The news article published on Infomoney’s website refers to developments, under the scope of the Prosecution Office of the Minas Gerais State (“MPMG”), of the facts already widely referred to by CEMIG, which has been acting collaboratively and reiterates its interest in the full clarification of the occurrences.

2.                   We emphasize that this is not a new fact and that, on March 29, 2021, in response to Official Letter 201/2021/CVM/SOI/GOI-2, CEMIG provided CVM with proper explanations on the precautionary removal of professionals and the investigation conducted by the MPMG.

3.                   It is also worth noting that the 2021 Financial Statements (“DF”) were published and are available to anyone who may be interested on the Company’s website, as well as on the website of this Agency, with the following information: “At the end of 2020, the Company began internal procedures for the investigation of allegations received by the Prosecution Office of the Minas Gerais State (MPMG), through Official Letters, the content of which basically refers to alleged irregularities in public bidding purchasing processes. The investigation is being conducted by a New Investigation Committee, with support from specialized advisors. The independent internal investigation started in 2020 has been concluded and the final report has been delivered to and approved by the Investigation Committee on November 24, 2021, and no matters that could significantly impact the financial statements for December 31, 2021, or the financial statements for previous years have been identified. However, the Company is awaiting the outcome of the ongoing investigations by the MPMG and comments from Brazilian and international authorities, to which the reports were presented, to confirm whether any additional procedure will be necessary. The Company will evaluate any changes in the future scenario and eventual impacts that could affect the financial statements, when applicable. The Company continues to cooperate with Brazilian and foreign authorities in their analysis related to the ongoing investigations.”

4.                   Since the beginning, CEMIG undertook to cooperate with the MPMG, made such information available on the Financial Statements, and provided the U.S. authorities (DoJ and SEC) with the same information about the investigation that was sent to this Agency.

5.                   The Company informs that there is no new information until today that, according to CVM Resolution 44/21, justifies the disclosure of a Material Act or Fact about the matter.

6.                   The Company reiterates its commitment to transparency and the best market disclosure practices.

Belo Horizonte, September 01, 2022.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

2.       EGM 09/29/2022 - Call Notice

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

We hereby invite our shareholders to the Extraordinary Shareholders’ Meeting (“ESM”) of Companhia Energética de Minas Gerais-Cemig (“Company” and “Cemig”), to be held remotely on September 29, 2022, at 11 a.m., through a platform to be provided by the Company, which will allow the shareholders to participate in the ESM and cast their votes, without prejudice to the sending of their remote voting forms, so as to resolve on the following matters:

(i)	recomposition of the Company’s Board of Directors in light of the resignation of a board member elected under the multiple voting process and appointed by the minority shareholder FIA Dinâmica;

(ii)	recomposition of the Fiscal Council in light of the resignation of an alternate board member appointed by the majority shareholder Minas Gerais State Government; and

(iii)	revision of the Management’s overall compensation.

General Information:

Shareholders may choose to exercise their voting rights through the remote voting system, pursuant to CVM Instruction 481/2009, by sending the corresponding remote voting form through their respective custodian agent or bookkeeping bank or by sending an email directly to the Company (ri@cemig.com.br), by September 22, 2022.

Requesting for the adoption of the multiple voting process for the election of the members of the Board of Directors is optional, pursuant to Article 141 of Law 6,404/1976, requiring the minimum percentage of the Company’s voting capital of 5%, as per CVM Instruction 70/2022.

Shareholders willing to be represented at said Shareholders’ Meeting shall comply with article 126 of Law 6,404/1976 and Paragraph 2 of Article 10 of the Company’s Bylaws, by sending their proof of ownership of Company shares issued by a depositary financial institution and the proxy appointment with special powers by email to ri@cemig.com.br, by September 26, 2022.

The guidelines and procedures for participating in the Extraordinary Shareholders’ Meeting will be available on the websites of the Company (www.ri.cemig.com.br) and the Brazilian Securities and Exchange Commission (www.cvm.gov.br), through the release of Notice to Shareholders.

Belo Horizonte/MG - August 30, 2022.

Márcio Luiz Simões Utsch

Chair of the Board of Directors

3.       Notice to the Market - BlackRock - Reduction of shareholding position

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), in compliance with article 12 of CVM Resolution 44/2021, of August 23, 2021, hereby announces that it received a letter from BlackRock, Inc (“BlackRock”), headquartered at 55 East 52nd Street, in the city and state of New York, 10022-0002, United States, stating that, as of August 31, 2022, its equity interests account, in the aggregate, for 9.913% of the Company's total capital, being 128,841,722 preferred shares and 89,370,659 ADRs representing 89,370,659 preferred shares, totaling 218,212,381 preferred shares representing approximately 14.890% of the Company’s total preferred shares and 7,694,036 derivative financial instruments referenced to preferred shares with financial settlement, corresponding for approximately 0.525% of the Company’s total preferred shares.

As a reference, in accordance with the notice dated August 23, 2022, the date of the last mail received by the Company, BlackRock communicated that it held 10.01% of Cemig's total capital, being 15.03% of preferred shares.

In the letter, BlackRock also states that:

“(I) the purpose of the above-mentioned equity interests is strictly related to investing, not aiming at changing the Company’s controlling interest or the management structure; and

(II) BlackRock did not enter into any agreements or contracts regulating voting rights or the purchase and sale of securities issued by the Company.”

Belo Horizonte, September 05, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

4.       Notice to Shareholders - Interest on Equity – IoE

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

COMPANHIA ABERTA

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31300040127

NOTICE TO SHAREHOLDERS

We hereby inform our shareholders that the Executive Board approved the declaration of Interest on Equity - IoE. Detailed information about the payment is as follows:

1.	Gross amount: R$471,529,000.00 (four hundred and seventy-one million, five hundred and twenty-nine thousand reais);

2.	Gross amount per share: R$0.21428027494 per share, to be paid with the mandatory minimum dividend referring to 2022, with a 15% withholding income tax, except for shareholders exempt from said withholding, under the law in force;

3.	Date “with rights”: shareholders of record on September 23, 2022 that hold common and preferred shares will be entitled to the payment;

4.	“Ex-rights” date: September 26, 2022;

5.	Payment date: 2 (two) equal installments, with the first paid by June 30, 2023, and the second by December 30, 2023.

Shareholders whose shares are not held in custody at CBLC (Companhia Brasileira de Liquidação e Custódia) and whose registration data is outdated are advised to go to a branch of Banco Itaú Unibanco S.A. (the institution managing CEMIG’s Registered Share System) bearing their personal documents for the due update.

Belo Horizonte, September 20, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer

5.       2Q22 Semi-Annual Reporting

CONTENTS

STATEMENTS OF FINANCIAL POSITION ... 2
STATEMENTS OF INCOME ... 4
STATEMENTS OF COMPREHENSIVE INCOME ... 6
STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY ... 7
STATEMENTS OF CASH FLOWS ... 8
STATEMENTS OF ADDED VALUE ... 10

NOTES TO THE CONSOLIDATES INTERIM FINANCIAL INFORMATION ... 11
1. OPERATING CONTEXT ... 11
2. BASIS OF PREPARATION ... 12
3. PRINCIPLES OF CONSOLIDATION ... 14
4. CONCESSIONS AND AUTHORIZATIONS ... 14
5. CASH AND CASH EQUIVALENTS ... 15
6. MARKETABLE SECURITIES ... 16
7. RECEIVABLES FROM CUSTOMERS, TRADERS AND CONCESSION HOLDERS ... 16
8. RECOVERABLE TAXES ... 18
9. INCOME AND SOCIAL CONTRIBUTION TAXES ... 20
10. ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS ... 21
11. ESCROW DEPOSITS ... 22
12. REIMBURSEMENT OF TARIFF SUBSIDIES ... 23
13. CONCESSION FINANCIAL ASSETS AND LIABILITIES ... 23
14. CONCESSION CONTRACT ASSETS ... 28
15. INVESTMENTS ... 32
16. PROPERTY, PLANT AND EQUIPMENT ... 44
17. INTANGIBLE ASSETS ... 45
18. LEASING ... 48
19. SUPPLIERS ... 49
20. TAXES PAYABLE AND AMOUNTS TO BE REFUNDED TO CUSTOMERS ... 50
21. LOANS, FINANCING AND DEBENTURES ... 51
22. REGULATORY CHARGES ... 55
23. POST-EMPLOYMENT OBLIGATIONS ... 55
24. PROVISIONS ... 58
25. EQUITY AND REMUNERATION TO SHAREHOLDERS ... 67
26. REVENUE ... 68
27. OPERATING COSTS AND EXPENSES ... 72
28. FINANCE INCOME AND EXPENSES ... 77
29. RELATED PARTY TRANSACTIONS ... 78
30. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT ... 81
31. OPERATING SEGMENTS ... 92
32. DISPOSAL OF EQUITY INTEREST ... 93
33. NON-CASH TRANSACTIONS ... 94
34. PARLIAMENTARY COMMITTEE OF INQUIRY ('CPI') ... 94

CONSOLIDATED RESULTS ... 96
OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL ... 105
REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION – ITR (FREE TRANSLATION) ... 114

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
ASSETS
(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company	
		Jun. 30, 2022	Dec. 31, 2021	Jun. 30, 2022	Dec. 31, 2021
CURRENT					
Cash and cash equivalents	5	1,867,781	825,208	63,149	26,692
Marketable securities	6	1,773,720	1,724,088	158,689	431,222
Receivables from customers, traders and concession holders	7	4,403,850	4,429,883	187,312	157,368
Concession financial assets	13	1,622,523	1,504,666	-	-
Concession contract assets	14	675,325	599,692	-	-
Recoverable taxes	8	1,583,804	1,968,979	1,087	1,088
Income tax and social contribution tax credits	9a	969,935	698,914	-	-
Dividends receivables	29	196,364	335,189	2,036,637	1,820,578
Restricted cash		13,829	19,195	5	7
Inventories		32,133	37,459	10	10
Public lighting contribution		198,731	233,309	-	-
Reimbursement of tariff subsidies - payments	12	95,588	291,896	-	-
Low-income subsidy		50,269	46,540	-	-
Other assets		466,854	234,132	13,655	9,530
TOTAL CURRENT		13,950,706	12,949,150	2,460,544	2,446,495
NON-CURRENT					
Marketable securities	6	150,892	353,730	2,665	88,383
Receivables from customers, traders and concession holders	7	48,158	51,540	-	-
Recoverable taxes	8	1,758,675	1,997,285	511,735	502,452
Income tax and social contribution tax recoverable	9a	301,000	315,405	228,198	245,850
Deferred income tax and social contribution tax	9c	3,072,772	2,464,734	857,906	802,270
Escrow deposits	11	1,219,483	1,155,169	312,087	307,651
Derivative financial instruments	30a	975,023	1,219,176	-	-
Accounts receivable from the State of Minas Gerais	10	13,366	13,366	13,366	13,366
Concession financial assets	13	4,262,681	4,969,400	-	-
Concession contract assets	14	6,223,570	5,780,316	-	-
Investments – Equity method	15	5,404,996	5,105,926	18,774,803	18,183,135
Property, plant and equipment	16	2,372,711	2,419,269	1,264	1,411
Intangible assets	17	13,185,048	12,953,317	865	1,380
Leasing – right of use assets	18a	201,320	225,593	2,007	2,050
Other assets		80,985	72,432	80,201	25,011
TOTAL NON-CURRENT		39,270,680	39,096,658	20,785,097	20,172,959
TOTAL ASSETS		53,221,386	52,045,808	23,245,641	22,619,454

The condensed explanatory notes are an integral part of the interim financial information.

2
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
LIABILITIES
(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company	
		Jun. 30, 2022	Dec. 31, 2021	Jun. 30, 2022	Dec. 31, 2021
CURRENT					
Suppliers	19	2,385,580	2,683,343	110,397	64,682
Regulatory charges	22	551,046	610,695	-	-
Profit sharing		99,601	136,580	7,178	11,126
Taxes payable	20	418,173	528,096	68,401	132,764
Income tax and social contribution tax	9b	217,182	190,002	102,168	-
Interest on equity and dividends payable		1,517,328	1,909,050	1,514,265	1,911,250
Loans, financing and debentures	21	1,003,209	1,465,133	55,554	52,430
Payroll and related charges		263,971	225,189	13,685	12,596
Public lighting contribution		291,510	357,105		
Post-employment obligations	23	366,545	346,733	28,047	26,917
Sector financial liabilities	13	-	51,359	-	-
PIS/Pasep and Cofins taxes to be refunded to customers	20	2,579,363	704,025	-	-
Derivative financial instruments - Swaps	30b	128,499	6,130	-	-
Derivative financial instruments - Options	30b	668,691	636,292	-	-
Lease liabilities	18b	38,950	61,586	277	277
Other liabilities		662,617	776,275	7,077	8,288
TOTAL CURRENT		11,192,265	10,687,593	1,907,049	2,220,330
NON-CURRENT					
Regulatory charges	22	57,331	204,623	4,624	4,624
Loans, financing and debentures	21	10,181,636	9,898,830	-	-
Taxes payable	20	364,378	341,689	-	-
Deferred income tax and social contribution tax	9c	839,713	962,255	-	-
Provisions	24	3,356,954	1,888,972	243,711	236,995
Post-employment obligations	23	5,944,240	5,857,941	722,712	697,149
Sector financial liabilities	13	270,951	-	-	-
PIS/Pasep and Cofins taxes to be refunded to customers	20	213,869	2,318,910	-	-
Lease liabilities	18b	183,666	182,437	1,967	1,975
Other liabilities		248,000	240,793	2,065	1,970
TOTAL NON-CURRENT		21,660,738	21,896,450	975,079	942,713
TOTAL LIABILITIES		32,853,003	32,584,043	2,882,128	3,163,043
EQUITY	25				
Share capital		11,006,853	8,466,810	11,006,853	8,466,810
Capital reserves		2,249,721	2,249,721	2,249,721	2,249,721
Profit reserves		8,408,051	10,948,094	8,408,051	10,948,094
Valuation adjustments		(2,214,579)	(2,208,214)	(2,214,579)	(2,208,214)
Retained earnings		913,467	-	913,467	-
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		20,363,513	19,456,411	20,363,513	19,456,411
Non-Controlling Interests		4,870	5,354	-	-
TOTAL EQUITY		20,368,383	19,461,765	20,363,513	19,456,411
TOTAL LIABILITIES AND EQUITY		53,221,386	52,045,808	23,245,641	22,619,454

The condensed explanatory notes are an integral part of the interim financial information.

3

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
(In thousands of Brazilian Reais, except earnings per share)

	Note	Consolidated		Parent company	
		Jan to Jun, 2022	Jan to Jun, 2021	Jan to Jun, 2022	Jan to Jun, 2021
NET REVENUE	26	16,060,828	14,464,723	714,848	158
OPERATING COSTS					
COST OF ENERGY AND GAS	27				
Energy purchased for resale		(6,549,343)	(6,417,348)	(511,958)	-
Charges for use of the national grid		(1,428,702)	(1,448,227)	-	-
Gas purchased for resale		(1,255,844)	(868,042)	-	-
		(9,233,889)	(8,733,617)	(511,958)	-
OTHER COSTS	27				
Personnel		(475,938)	(521,230)	-	-
Materials		(26,313)	(37,588)	-	-
Outsourced services		(565,454)	(621,112)	-	-
Depreciation and amortization		(519,421)	(431,904)	-	-
Operating provisions		(1,530,554)	(39,714)	-	-
Infrastructure construction cost		(1,262,422)	(785,561)	-	-
Others		(54,807)	(54,378)	-	-
		(4,434,909)	(2,491,487)	-	-
TOTAL COST		(13,668,798)	(11,225,104)	(511,958)	-
GROSS PROFIT		2,392,030	3,239,619	202,890	158
OPERATING EXPENSES	27				
Selling expenses		(133,458)	(42,168)	-	-
General and administrative expenses		(498,445)	(258,674)	(19,684)	(25,251)
Operating provisions expenses		(9,685)	(11,497)	(15,730)	(9,139)
Other operating expenses, net		(579,404)	(358,618)	(36,438)	(25,724)
		(1,220,992)	(670,957)	(71,852)	(60,114)
Periodic tariff review, net		-	217,063	-	-
Gain with renegotiation of hydrological risk - Law 14,052/20, net		-	909,601	-	-
Gain from the sale of non-current asset held for sale, net	32	6,644	108,550	-	108,550
Share of profit, net, of affiliates, affiliate and jointly controlled entities	15	520,896	151,479	1,291,633	2,314,457
Operating income before financial revenue (expenses) and taxes		1,698,578	3,955,355	1,422,671	2,363,051
Finance income	28	1,027,751	667,312	31,190	3,838
Finance expenses	28	(1,584,537)	(1,454,004)	(4,788)	(2,802)
		(556,786)	(786,692)	26,402	1,036
Income before income tax and social contribution tax		1,141,792	3,168,663	1,449,073	2,364,087
Current Income tax and social contribution tax	9d	(370,689)	(865,266)	-	-
Deferred income tax and social contribution tax	9d	734,344	65,593	55,636	4,182
NET INCOME FOR THE PERIOD		1,505,447	2,368,990	1,504,709	2,368,269
Total of net income for the period attributed to:					
Equity holders of the parent		1,504,709	2,368,269	1,504,709	2,368,269
Non-controlling interests		738	721	-	-
		1,505,447	2,368,990	1,504,709	2,368,269
Basic and diluted earnings per preferred share – R$	25	0.68	1.08	0.68	1.08
Basic and diluted earnings per common share – R$	25	0.68	1.08	0.68	1.08

The condensed explanatory notes are an integral part of the interim financial information.

4

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
(In thousands of Brazilian Reais, except earnings per share)

	Note	Consolidated		Parent company	
		Apr to Jun, 2022	Apr to Jun, 2021	Apr to Jun, 2022	Apr to Jun, 2021
NET REVENUE	26	8,213,380	7,353,982	428,293	75
OPERATING COSTS					
COST OF ENERGY AND GAS	27				
Energy purchased for resale		(3,445,961)	(3,309,234)	(273,796)	-
Charges for use of the national grid		(560,170)	(701,915)	-	-
Gas purchased for resale		(692,063)	(480,517)	-	-
		(4,698,194)	(4,491,666)	(273,796)	-
OTHER COSTS	27				
Personnel		(260,594)	(299,020)	-	-
Materials		(15,344)	(25,515)	-	-
Outsourced services		(287,253)	(352,083)	-	-
Depreciation and amortization		(261,939)	(217,525)	-	-
Operating provisions, net		(1,454,237)	(44,696)	-	-
Infrastructure construction cost		(771,160)	(437,186)	-	-
Others		(40,840)	(29,496)	-	-
		(3,091,367)	(1,405,521)	-	-
TOTAL COST		(7,789,561)	(5,897,187)	(273,796)	-
GROSS PROFIT		423,819	1,456,795	154,497	75
OPERATING EXPENSES	27				
Selling expenses		(90,366)	985	-	-
General and administrative expenses		(270,727)	(53,409)	(8,841)	(5,322)
Operating provisions		34,236	(25,464)	(947)	1,061
Other operating expenses, net		(374,400)	(184,090)	(18,640)	(14,733)
		(701,257)	(261,978)	(28,428)	(18,994)
Periodic tariff review, net		-	211,247	-	-
Gain with renegotiation of hydrological risk - Law 14,052/20, net		-	909,601	-	-
Gain from the sale of non-current asset held for sale, net	32	6,644	-	-	-
Share of profit, net, of affiliates, affiliate and jointly controlled entities	15	336,468	32,792	(112,484)	2,040,945
Operating income before financial revenue (expenses) and taxes		65,674	2,348,457	13,585	2,022,026
Finance income	28	473,546	1,288,425	15,781	588
Finance expenses	28	(1,344,495)	(809,897)	(2,593)	(987)
		(870,949)	478,528	13,188	(399)
Income before income tax and social contribution tax		(805,275)	2,826,985	26,773	2,021,627
Current Income tax and social contribution tax	9d	203,225	(601,560)	-	-
Deferred income tax and social contribution tax	9d	651,926	(278,786)	22,747	(75,390)
NET INCOME FOR THE PERIOD		49,876	1,946,639	49,520	1,946,237
Total of net income for the period attributed to:					
Equity holders of the parent		49,520	1,946,237	49,520	1,946,237
Non-controlling interests		356	402	-	-
		49,876	1,946,639	49,520	1,946,237
Basic and diluted earnings per preferred share – R$	25	0.02	1.15	0.02	1.15
Basic and diluted earnings per common share – R$	25	0.02	1.15	0.02	1.15

The condensed explanatory notes are an integral part of the interim financial information.

5

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
(In thousands of Brazilian Reais)

	Consolidated		Parent company	
	Jan to Jun, 2022	Jan to Jun, 2021	Jan to Jun, 2022	Jan to Jun, 2021
NET INCOME FOR THE PERIOD	1,505,447	2,368,990	1,504,709	2,368,269
OTHER COMPREHENSIVE INCOME				
Items not to be reclassified to profit or loss in subsequent periods				
Others comprehensive income	393	169	393	169
	393	169	393	169
COMPREHENSIVE INCOME FOR THE PERIOD	1,505,840	2,369,159	1,505,102	2,368,438
Total of comprehensive income for the period attributed to:				
Equity holders of the parent	1,505,102	2,368,438	1,505,102	2,368,438
Non-controlling interests	738	721	-	-
	1,505,840	2,369,159	1,505,102	2,368,438

The condensed explanatory notes are an integral part of the interim financial information.

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
(In thousands of Brazilian Reais)

	Consolidated		Parent company	
	Apr to Jun, 2022	Apr to Jun, 2021	Apr to Jun, 2022	Apr to Jun, 2021
NET INCOME FOR THE PERIOD	49,876	1,946,639	49,520	1,946,237
OTHER COMPREHENSIVE INCOME				
Items not to be reclassified to profit or loss in subsequent periods				
Others comprehensive income	-	-	-	-
	-	-	-	-
COMPREHENSIVE INCOME FOR THE PERIOD	49,876	1,946,639	49,520	1,946,237
Total of comprehensive income for the period attributed to:				
Equity holders of the parent	49,520	1,946,237	49,520	1,946,237
Non-controlling interests	356	402	-	-
	49,876	1,946,639	49,520	1,946,237

The condensed explanatory notes are an integral part of the interim financial information.

6

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
(In thousands of Brazilian Reais, except where otherwise indicated)

	Share capital	Capital reserves	Profit reserves	Valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2021	8,466,810	2,249,721	10,948,094	(2,208,214)	-	19,456,411	5,354	19,461,765
Net income for the period	-	-	-	-	1,504,709	1,504,709	738	1,505,447
Subscription of capital	2,540,043	-	(2,540,043)	-	-	-	-	-
Other comprehensive income	-	-	-	393	-	393	-	393
Realization of PP&E deemed cost	-	-	-	(6,758)	6,758	-	-	-
Interest on equity	-	-	-	-	(598,000)	(598,000)	-	(598,000)
Non-controlling interests	-	-	-	-	-	-	(1,222)	(1,222)
AS OF JUNE 30, 2022	11,006,853	2,249,721	8,408,051	(2,214,579)	913,467	20,363,513	4,870	20,368,383

	Share capital	Capital reserves	Profit reserves	Valuation adjustments	Retained earnings	Total	Non-controlling interests	Total Equity
AS OF DECEMBER 31, 2020	7,593,763	2,249,721	10,060,605	(2,431,423)	-	17,472,666	4,682	17,477,348
Subscription of capital	873,047	-	(873,047)	-	-	-	-	-
Net income for the period		-	-	-	2,368,269	2,368,269	721	2,368,990
Other comprehensive income	-	-	-	169	-	169	-	169
Realization of PP&E deemed cost	-	-	-	(7,152)	7,152	-	-	-
Non-controlling interests	-	-	-	-	-	-	(499)	(499)
AS OF JUNE 30, 2021	8,466,810	2,249,721	9,187,558	(2,438,406)	2,375,421	19,841,104	4,904	19,846,008

The condensed explanatory notes are an integral part of the interim financial information.

7

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
(In thousands of Brazilian Reais)

	Note	Consolidated		Parent company	
		Jan to Jun, 2022	Jan to Jun, 2021	Jan to Jun, 2022	Jan to Jun, 2021
CASH FLOW FROM OPERATIONS					
Net income for the period		1,505,447	2,368,990	1,504,709	2,368,269
Expenses (revenues) not affecting cash and cash equivalents:					
Deferred income tax and social contribution tax	9	(734,344)	(65,593)	(55,636)	(4,182)
Depreciation and amortization	27	571,929	480,164	732	900
Loss on write-off of net residual value of unrecoverable concession financial assets, concessional contract asset, PP&E and Intangible assets		192,687	19,615	-	-
Renegotiation of hydrological risk (Law 14,052/20), net	17	-	(909,601)	-	-
Impairment of contract assets		(7,053)	(3,722)	-	-
Share of loss, net, of affiliates and jointly controlled entities		(520,896)	(151,479)	(1,291,633)	(2,314,457)
Remeasuring of concession financial and concession contract assets		(771,515)	(575,561)	-	-
Periodic tariff review adjustments		-	(238,815)	-	-
Interest and monetary variation	28	823,750	706,941	(12,758)	(2,807)
Exchange variation on loans, financing and debentures	28	(342,500)	(292,379)	-	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers – Realization		(935,491)	(430,911)	-	-
Gain from the sale of non-current asset held for sale	32	-	(108,550)	-	(108,550)
Transaction costs	21	3,210	12,606	-	55
Provisions for operating losses		1,673,697	93,379	15,730	9,139
Net gain on derivative instruments at fair value through profit or loss	30	402,027	612,765	-	-
CVA (Parcel A items Compensation) Account and Other financial components in tariff adjustments	13	972,040	(792,651)	-	-
Post-employment obligations	23	335,038	250,119	38,704	25,996
Other		(13,353)	12,294	-	-
		3,154,673	987,611	199,848	(25,637)
Increase decrease in assets					
Receivables from customers, traders, and concession holders	7	(104,043)	70,863	(29,944)	-
CVA and Other financial components in tariff adjustments	13	-	15,121	-	-
Recoverable taxes	8	514,199	(23,863)	-	2,889
Income tax and social contribution tax credits	9	259,108	22,399	162,240	92,502
Escrow deposits	11	(30,521)	(48,301)	2,294	(2,894)
Dividends received from investees		181,747	324,677	459,160	991,336
Contract assets and concession financial assets	13	475,881	439,273	-	-
Other		48,538	(170,371)	(59,104)	(10,017)
		1,344,909	629,798	534,646	1,073,816
Increase (decrease) in liabilities					
Suppliers	19	(297,763)	23,376	45,715	(361)
Taxes payable	20	105,552	625,358	(21,943)	(64,997)
Income tax and social contribution tax payable	9	397,869	868,406	-	-
Payroll and related charges		38,782	27,079	1,089	(384)
Regulatory charges	22	(206,941)	22,988	-	-
Post-employment obligations	23	(228,927)	(198,972)	(12,011)	(10,493)
PIS/Pasep and Cofins taxes to be refunded to customers	20	(83,114)	-	-	-
Other		(121,158)	(58,057)	(14,289)	(12,125)
		(395,700)	1,310,178	(1,439)	(88,360)
Cash generated (used) by operating activities		4,103,882	2,927,587	733,055	959,819
Interest paid on loans, financing, and debentures	21	(475,481)	(638,160)	-	-
Interest paid on leasing contracts	18	(1,147)	(1,030)	(5)	(5)
Income tax and social contribution tax paid		(587,594)	(254,006)	(13)	(814)
Cash inflows from settlement of derivatives instruments (swap)	30	(35,505)	888,642	-	-
NET CASH GENERATED IN OPERATING ACTIVITIES		3,004,155	2,923,033	733,037	959,000
INVESTING ACTIVITIES					
Marketable securities	6	153,206	(211,416)	358,251	(1,135,438)
Restricted cash		5,366	(11,342)	2	(63)
Investments					
Acquisition of equity investees		(282)	(14,711)	(17,268)	(13,979)
Arising from the sale of equity interest, net of costs of sales		6,644	1,366,661	-	1,366,661
Property, plant and equipment	16	(46,977)	(71,924)	-	-
Intangible assets	17	(27,270)	(16,461)	(30)	(30)
Contract assets – distribution of gas and energy infrastructure	14	(1,094,157)	(714,542)	-	-
NET CASH (USED) GENERATED IN INVESTING ACTIVITIES		(1,003,470)	326,265	340,955	217,151
FINANCING ACTIVITIES					
Proceeds from Loans, financings and debentures	21	987,575	-	-	-
Interest on capital and dividends paid		(935,676)	(700,998)	(1,037,392)	(700,998)
Payment of loans, financing and debentures	21	(973,089)	(1,533,724)	-	-

8
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Note	Consolidated		Parent company	
		Jan to Jun, 2022	Jan to Jun, 2021	Jan to Jun, 2022	Jan to Jun, 2021
Lease liabilities paid	18	(36,922)	(33,377)	(143)	(135)
NET CASH USED IN FINANCING ACTIVITIES		(958,112)	(2,268,099)	(1,037,535)	(701,133)
Net (decrease) increase in cash and cash equivalents for the period		1,042,573	981,199	36,457	475,018
Cash and cash equivalents at the beginning of the period	5	825,208	1,680,397	26,692	422,647
Cash and cash equivalents at the end of the period	5	1,867,781	2,661,596	63,149	897,665

The condensed explanatory notes are an integral part of the interim financial information.

9

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

STATEMENTS OF ADDED VALUE

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
(In thousands of Brazilian Reais)

	Consolidado		Controladora	
	Jan a Jun/2022	Jan a Jun/2021	Jan a Jun/2022	Jan a Jun/2021
Revenues				
Sales of energy, gas and services	21.602.130	19.445.487	827.649	200
Distribution construction revenue	1.136.536	738.437	-	
Transmission construction revenue	169.268	62.133	-	
Interest revenue arising from the financing component in the transmission contract asset	396.508	297.122	-	
Periodic tariff review adjustments	-	238.815	-	
Gain on financial updating of the concession grant free	292.863	243.404	-	
Adjustment to expectation of cash flow from reimbursement of distribution concession financial assets	38.762	20.026	-	
Investment in PP&E	41.366	41.232	-	
Other revenues	-	4.652	-	
Provision for expected credit losses of accounts receivable	(129.615)	(31.168)	211	
	23.547.818	21.060.140	827.860	200
INPUTS ACQUIRED FROM THIRD PARTIES				
Energy purchased for resale	(7.101.331)	(6.078.905)	(564.141)	-
Charges for use of national grid	(1.588.818)	(1.608.849)	-	-
Outsourced services	(1.200.611)	(1.038.103)	(9.278)	(11.660)
Gas purchased for resale	(1.594.723)	(1.102.276)	-	-
Materials	(827.180)	(456.338)	(32)	(35)
Other operating costs	(1.821.721)	(110.466)	(12.314)	96.874
	(14.134.384)	(10.394.937)	(585.765)	85.179
GROSS VALUE ADDED	9.413.434	10.665.203	242.095	85.379
RETENTIONS				
Depreciation and amortization	(571.929)	(480.164)	(733)	(900)
NET ADDED VALUE PRODUCED BY THE COMPANY	8.841.505	10.185.039	241.362	84.479
ADDED VALUE RECEIVED BY TRANSFER				
Share of profit, net, of affiliates and jointly controlled entities	520.896	151.479	1.291.633	2.314.457
Renegotiation of hydrological risk (Law 14,052/20), net	-	909.601	-	-
Financial revenues	1.075.321	716.615	31.190	3.838
ADDED VALUE TO BE DISTRIBUTED	10.437.722	11.962.734	1.564.185	2.402.774
DISTRIBUTION OF ADDED VALUE				
Employees	1.018.811	864.806	45.992	28.806
Direct remuneration	544.032	501.211	5.285	1.509
Post-employment obligations and other benefits	393.275	296.757	39.568	26.241
FGTS fund	32.708	31.600	1.139	1.056
Programmed voluntary retirement plan	48.796	35.238	-	-
Taxes	6.303.698	6.438.225	8.668	2.891
Federal	2.846.309	3.245.097	(31.683)	(883)
State	3.450.919	3.179.447	40.136	702
Municipal	6.470	13.681	215	3.072
Remuneration of external capital	1.609.766	1.470.014	4.816	2.808
Interest	1.600.787	1.465.231	4.788	2.802
Rentals	8.979	4.783	28	6
Remuneration of own capital	1.505.447	3.189.689	1.504.709	2.368.269
Interest on equity	598.000	-	598.000	-
Retained earnings	906.709	3.188.968	906.709	2.368.269
Non-controlling interest in retained eranings	738	721	-	-
	10.437.722	11.962.734	1.564.185	2.402.774

The condensed explanatory notes are an integral part of the interim financial information.

10

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

NOTES TO THE CONSOLIDATES INTERIM FINANCIAL INFORMATION
FOR THE SIX-MONTH PERIODS ENDED AS OF JUNE 30, 2022
(In thousands of Brazilian Reais, except where otherwise indicated)

1. OPERATING CONTEXT

a) The Company

Companhia Energética de Minas Gerais ('Cemig', ´Parent company' or 'Company') is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded on the São Paulo Stock Exchange ('B3') at Corporate Governance Level 1; on the New York Stock Exchange ('NYSE'); and on the stock exchange of Madrid ('Latibex'). The Company is an entity domiciled in Brazil, with head office in Belo Horizonte- MG. Operate in the commercialization of electric power and as holding company, with interests in subsidiaries or jointly controlled entities, whose objects are construction and operation of systems for generation, transformation, transmission, distribution and sale of energy, and also activities in the various fields of energy sector, including gas distribution, for the purpose of commercial operation. On the third quarter of 2021, the Company began managing its commercialization business separately, through its partial transfer from Cemig Geração e Transmissão S.A. ("Cemig GT") to the Company, maintaining your corporate business strategy.

b) Acceptance of the Hydrological Scarcity Account conditions

On May 03, 2022, Aneel specified determined the values of the funds in the Hydrological Water Scarcity Account referring toregarding the amounts requested by concession holdersdistribution agents through their Terms of Acceptance of the Provisions of Decree 10,939, of 2022, in the terms ofunder the Normative Resolution (ReN) 1,008 of 2002.

The Cemig Distribuição S.A. ("Cemig D") requested the ceiling amount of the funds in the first passthrough under the Decree, relating to the Program to Encouragefor Voluntary Consuption Reduction of Consumption (Programa de Incentivo à Redução Voluntária de Consumo), and also to importation of energy authorized by the Chamber of Hydroenergetic Management Exceptional Rules Committee on Exceptional Rules for Hydroenergetic Management (Câmara de Regras Excepcionais para Gestão Hidroenergética – "CREG"), for the months of July and August 2021, totaling R$190,658, received on May 9, 2022.

The distributors that accepted joined the terms of the Decree waved relinquished the following rightsto: (i) the right to request suspension to susped or reduction reduce energyof the volumes of electricity acquired through electricity purchase power agreement contracts as a result of any reduction in consumption occurring up untilto December 2022; (ii) the right to declare dividends or interest on equity exceeding 25% of their net, adjusted for the Legal Reserve and Contingency reserves, as payment of dividends and interest on Equity, in the event of default on any intra-sector obligationin case of intra-sector delinquency; and (iii) the right to challenge, either in the courts or in an arbitration tribunal, the conditions set by the Degree.

11
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Under Normative Resolution (ReN) 10,008/2002, the amounts transferred to each distribution agent shall beor are reverted as into negative financial components up tountil the tariff adjustment process of 2024, fully duly updated by the Selic rate, with neutrality assured.

2. BASIS OF PREPARATION

2.1 Statement of compliance

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 – *Interim Financial Reporting*, issued by the International Accounting Standards Board (IASB), Technical Pronouncement 21 (R1) – 'CPC 21', which applies to interim financial information, and the rules issued by the Brazilian Securities Commission (*Comissão de Valores Mobiliários*, or CVM), applicable to preparation of Quarterly Information (*Informações Trimestrais*, or ITR).

Presentation of the Added Value Statements (Demonstrações do Valor Adicionado – DVA) is required by the Brazilian corporate law, and by the accounting practices adopted in Brazil for listed companies (CPC 09 – Added Value Statements). IFRS does not require presentation of this statement. As a result, under IFRS this statement is presented as supplementary information, without prejudice to the financial statements as a whole.

This interim financial information has been prepared according to accounting principles, practices and criteria consistent with those adopted in the preparation of the financial statements as of December 31, 2021.

Thus, this interim financial information should be read in conjunction with the said financial statements, approved by the Company's management on March 29, 2022.

Management certifies that all the material information in the interim financial information is being disclosed herein, and is the same information used by management in its administration of the Company.

The Company's Board of Directors authorized the issuance of this interim financial information on August 12, 2022.

12
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.2 Correlation between the Explanatory Notes published in the Annual Financial Statements and those in the Interim Financial Information

Number of the Notes		Title of the Notes
12/31/2021	06/30/2022	
1	1	Operational context
2	2	Basis of preparation
3	3	Consolidation principles
4	4	Concessions and authorizations
5	31	Operational segments
6	5	Cash and cash equivalents
7	6	Marketable securities
8	7	Customers and traders
9	8	Recoverable taxes
10	9	Income tax and social contribution tax
11	10	Accounts receivable from the State of Minas Gerais
12	11	Escrow deposits
13	12	Reimbursement of tariff subsidies
14	13	Concession financial assets
15	14	Contract assets
16	15	Investments
17	16	Property, plant and equipment
18	17	Intangible assets
19	18	Leasing transactions
20	19	Suppliers
21	20	Taxes
22	21	Loans, financings and debentures
23	22	Regulatory charges
24	23	Post-employment obligations
25	24	Provisions
26	25	Equity and remuneration to shareholders
27	26	Revenues
28	27	Operating costs and expenses
29	28	Financial revenue and expenses
30	29	Related party transactions
31	30	Financial instruments and risk management
32	32	Assets as held for sale / Disposal of equity interest
35	33	Non-cash transactions
36	34	Parliamentary Committee of Inquiry ('CPI')
37	-	Subsequent events

The explanatory notes of financial statements as of December 31, 2021 that have not been included in this consolidated interim financial information because they had no material changes, and/or were not applicable to the interim financial information, are as follows:

Number	Title of the Notes
33	Insurance
34	Commitments

2.3 Revisions of accounting standards applied for the first time in 2022

The changes to IAS 37 (Provisions, Contingent liabilities and Contingent assets) and IAS 16 (Property, Plant and Equipment), in effect for annual reporting periods beginning on or after January 1, 2022, have no impact on the Company's individual or consolidated interim financial information.

13
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. PRINCIPLES OF CONSOLIDATION

The reporting dates of interim financial information of the subsidiaries used for the purposes of calculation of consolidation and jointly controlled entities and affiliates used for calculation of this equity method contribution are prepared in the same reporting date of the Company.

Accounting practices are applied uniformly in line with those used by the parent company.

The Company uses the criteria of full consolidation. The direct equity investments of Cemig, included in the consolidation, are the following:

Subsidiary	Jun 30, 2022 and Dec 31, 2021	
	Form of valuation	Direct interest, %
Cemig Geração e Transmissão S.A.	Consolidation	100.00
Cemig Distribuição S.A.	Consolidation	100.00
Companhia de Gás de Minas Gerais ("Gasmig")	Consolidation	99.57
Cemig Soluções Inteligentes em Energia S.A. ("Cemig Sim")	Consolidation	100.00

4. CONCESSIONS AND AUTHORIZATIONS

Cemig, through its subsidiaries, holds the following concessions or authorizations:

	Company holding concession or authorization	Concession or authorization contract	Expiration date *
POWER GENERATION			
Hydroelectric plants			
Emborcação	Cemig GT	07/1997	07/2025
Nova Ponte	Cemig GT	07/1997	07/2025
Santa Luzia	Cemig GT	07/1997	02/2026
Sá Carvalho	Sá Carvalho S.A. ("Sá Carvalho")	01/2004	12/2024
Rosal	Rosal Energia S.A. ("Rosal")	01/1997	05/2032
Machado Mineiro	Horizontes Energia S.A. ("Horizontes")	Resolution 331/2002	05/2027
Salto Voltão			06/2033
Salto Paraopeba			10/2030
Salto do Passo Velho			03/2031
PCH Pai Joaquim	Cemig PCH S.A. ("Cemig PCH")	Authorizing Resolution 377/2005	04/2032
Irapé	Cemig GT	14/2000	02/2035
Queimado (Consortium)	Cemig GT	06/1997	01/2033
Rio de Pedras	Cemig GT	02/2013	09/2024
Cemig Geração Poço Fundo	Cemig Geração Poço Fundo	01/2021	08/2045
São Bernardo	Cemig Geração Poço Fundo S.A. ("Cemig Geração Poço Fundo")	02/2013	08/2025
Três Marias	Cemig Geração Três Marias S.A. ("Cemig Geração Três Marias")	08/2016	01/2046
Salto Grande	Cemig Geração Salto Grande S.A. ("Cemig Geração Salto Grande")	09/2016	01/2046
Itutinga	Cemig Geração Itutinga S.A. ("Cemig Geração Itutinga")	10/2016	01/2046
Camargos	Cemig Geração Camargos S.A. ("Cemig Geração Camargos")	11/2016	01/2046
Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	Cemig Geração Sul S.A. ("Cemig Geração Sul")	12/2016 and 13/2016	01/2046
Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	Cemig Geração Leste S.A. ("Cemig Geração Leste")	14/2016 and 15/2016	01/2046
Cajurú, Gafanhoto and Martins	Cemig Geração Oeste S.A. ("Cemig Geração Oeste")	16/2016	01/2046
Wind power plants			
Central Geradora Eólica Praias de Parajuru	Central Eólica Praiais de Parajuru S.A.("Parajuru")	Resolution 526/2002	09/2032
Central Geradora Eólica Volta do Rio	Central Eólica Volta do Rio S.A. ("Volta do Rio")	Resolution 660/2001	01/2031
POWER TRANSMISSION			
National grid	Cemig GT	006/1997	01/2043
Itajubá Substation	Cemig GT	79/2000	10/2030
Furnas – Pimenta - Transmission line	Companhia de Transmissão Centroeste de Minas S.A. ("Centroeste")	004/2005	03/2035

14

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Company holding concession or authorization	Concession or authorization contract	Expiration date *
ENERGY DISTRIBUTION (6)	Cemig D	002/1997 003/1997 004/1997 005/1997	12/2045
GAS DISTRIBUTION (6)	Gasmig	State Law 11,021/1993	01/2053

* The concession contract that were eligible for extension of the concession grant as a result of the renegotiation of hydrological risk (GSF) await a call from Aneel for signature of the amendment; and the eligible plants for which the grants were given by authorizing resolution await reformulation of those acts to contain the new dates. For further details, see Note 17.

(1) On June 14, 2022, Aneel Authorizing Resolution 12,137 changed the termination date of the grants of authorization of these plants, as a consequence of the renegotiation of hydrological risk (GSF).

The Company generate energy from nine hydroelectric plants that have the capacity of 5MW or less, having a total installed capacity of 11.53MW, and thus under Law 9,074/95, these are dispensed from concession, permission or authorization, and do not have a final concession date.

5. CASH AND CASH EQUIVALENTS

	Consolidated		Parent company	
	Jun 30, 2022	Dec 31, 2021	Jun 30, 2022	Dec 31, 2021
Bank accounts	46,242	116,956	3,602	4,252
Cash equivalents				
Bank certificates of deposit (CDBs) (1)	1,302,239	624,681	9,738	2,047
Automatic applications - Overnight (2)	517,056	81,456	49,809	20,393
Others	2,244	2,115	-	-
	1,821,539	708,252	59,547	22,440
	1,867,781	825,208	63,149	26,692

(1) Bank Certificates of Deposit (*Certificados de Depósito Bancário*, or CDBs), accrued interest at 90% to 107%, of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or *Certificados de Depósito Inter-bancário* – CDIs) published by the Custody and Settlement Chamber (*Câmara de Custódia e Liquidação*, or Cetip) on June 30, 2022 (70% to 109% on December 31, 2021).For these CDBs, the Company and its subsidiaries have repo transactions which state, on their trading notes, the bank's commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier.

(2) Automatic applications - Overnight transactions are repos available for redemption on the following day. They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 12.89% to 13.14% on June 30, 2022 (8.87% to 9.14% on December 31, 2021). Their purpose is to settle the short-term obligations of the Company and its subsidiaries, or to be used in the acquisition of other assets with better return to replenish the portfolio.

Note 30 provides information in relation to the exposure of the Company and its subsidiaries to interest rate risks, and a sensitivity analysis of their effects on financial assets and liabilities.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. MARKETABLE SECURITIES

	Consolidated		Parent company	
	Jun 30, 2022	Dec 31, 2021	Jun 30, 2022	Dec 31, 2021
Investments				
Current				
Bank Certificates of Deposit (CDBs) (1)	131,000	100,554	-	25,175
Financial Notes (LFs) – Banks (2)	1,295,820	1,417,429	124,828	354,868
Treasury Financial Notes (LFTs) (3)	317,144	178,427	30,551	44,671
Others	29,756	27,678	3,310	6,508
	1,773,720	1,724,088	158,689	431,222
Non-Current				
Bank Certificates of Deposit (CDB) (1)	15,824	-	1,525	-
Financial Notes (LFs) – Banks (2)	3,129	348,149	301	87,163
Debentures (4)	8,709	4,874	839	1,220
Others	123,230	707	-	-
	150,892	353,730	2,665	88,383
	1,924,612	2,077,818	161,354	519,605

(1) Bank Certificates of Deposit (*Certificados de Depósito Bancário*, or CDBs), at 103% of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or *Certificados de Depósito Inter-bancário* – CDIs) published by the Custody and Settlement Chamber (*Câmara de Custódia e Liquidação, or Cetip*) on June 30, 2022 (107.24% on December 31, 2021).

(2) Bank Financial Notes (*Letras Financeiras*, or LFs) are fixed-rate fixed-income securities, issued by banks and that accrued interest a percentage of the CDI rate published by Cetip. The LFs had remuneration rates varying between 104.94% to 130% of the CDI rate on June 30, 2022 (105% to 130% on December 31, 2021).

(3) Treasury Financial Notes (LFTs) are fixed-rate securities, their yield follows the daily changes in the Selic rate between the date of purchase and the date of maturity. The LFTs had remuneration rates varying between 13.14% to 13.50% on June 30, 2022 (9.12% to 9.50% on December 31, 2021).

(4) *Debentures* are medium and long term debt securities, which give their holders a right of credit against the issuing company, The debentures have remuneration varying from TR+1% to 114.83% of the CDI Rate on June 30, 2022 and December 31, 2021.

Note 30 provides a classification of these marketable securities, Investments in marketable securities of related parties are shown in note 29.

7. RECEIVABLES FROM CUSTOMERS, TRADERS AND CONCESSION HOLDERS

	Consolidated					
	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	Jun 30, 2022	Dec 31, 2021
Billed supply	1,544,982	687,175	576,023	478,500	3,286,680	3,409,813
Unbilled supply	1,121,478	-	-	-	1,121,478	929,579
Other concession holders – wholesale supply	36,818	23,409	15	97	60,339	52,035
Other concession holders – wholesale supply, unbilled	306,645	-	-	-	306,645	264,864
CCEE (Power Trading Chamber)	20,050	38,576	2,727	913	62,266	169,531
Concession Holders – power transport	65,862	10,567	8,326	82,491	167,246	169,652
Concession Holders – power transport, unbilled	326,346	-	-	-	326,346	319,099
(–) Provision for expected credit losses of accounts receivable	(158,715)	(81,861)	(120,995)	(517,421)	(878,992)	(833,150)
	3,263,466	677,866	466,096	44,580	4,452,008	4,481,423
Current assets					4,403,850	4,429,883
Non-current assets					48,158	51,540

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Parent company					
	Balances not yet due	Up to 90 days past due	More than 91 up to 360 days past due	More than 361 days past due	Jun 30, 2022	Dec 31, 2021
Billed supply	-	1,912	-	23,003	24,915	24,599
Unbilled supply	181,692	-	-	-	181,692	106,184
CCEE (Power Trading Chamber)	76	3,632	-	-	3,708	48,869
(–) Provision for expected credit losses of accounts receivable	-	-	-	(23,003)	(23,003)	(22,284)
	181,768	5,544	-	-	187,312	157,368
Current assets					187,312	157,368
Non-current assets					-	-

The Company and its subsidiaries' exposure to credit risk related to customers and traders is provided in note 30.

The provision for expected credit losses of accounts receivable is considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

Consolidated	Jun 30, 2022	Dec 31, 2021
Residential	250,961	220,937
Industrial	185,112	184,954
Commercial, services and others	238,108	220,400
Rural	39,013	34,466
Public authorities	40,807	45,221
Public lighting	2,401	1,909
Public services	38,255	37,504
Charges for use of the network (TUSD)	84,335	87,759
	878,992	833,150

On July 31, 2020, Cemig D filed an application to the tax authority of State of Minas Gerais to offset debts for energy consumption and service owed by the direct and indirect administrations of Minas Gerais State, using amounts of ICMS tax payable, under Article 3 of Minas Gerais State Decree 47,908/2020, which regulated State Law 47,891/2020. The debts from the State of Minas Gerais to Cemig D that qualify for offset are those past due on June 30, 2019, an amount of R$222,266. Following ratification by the State Finance Secretary and formalization of the Debt Recognition Agreement, occurred on March 31, 2021, offsetting began in April 2021. Until to June 30, 2022, 15 (fifteen) out of 21 (twenty-one) installments, in the amount of R$10,584 each were offset, remaining outstanding R$63,504. The offsetting is expected to occur on monthly basis, in this amount, up to December 2022.

Changes in the provision for expected credit losses of accounts receivable are as follows:

	Consolidated
Balance on December 31, 2021	833,150
Additions, net (note 27)	133,458
Disposals	(87,616)
Balance on June 30, 2022	878,992

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. RECOVERABLE TAXES

	Consolidated		Parent company	
	Jun 30, 2022	Dec 31, 2021	Jun 30, 2022	Dec 31, 2021
Current				
ICMS (VAT)	136,511	112,813	12	3
PIS/Pasep (a)	253,801	328,643	24	24
Cofins (a)	1,171,018	1,508,180	121	121
Others	22,474	19,343	930	940
	1,583,804	1,968,979	1,087	1,088
Non-current				
ICMS (VAT)	407,401	342,183	-	-
PIS/Pasep (a)	262,220	316,044	112,403	110,376
Cofins (a)	1,089,054	1,339,058	399,332	392,076
	1,758,675	1,997,285	511,735	502,452
	3,342,479	3,966,264	512,822	503,540

a) Pis/Pasep and Cofins taxes credits over ICMS

On May 8, 2019 the Regional Federal Appeal Court of the First Region gave final judgment – against which there is no appeal – on the Ordinary Action, deciding in favor of the Company and its subsidiaries, Cemig D and Cemig GT, and recognizing their right to exclude the ICMS amounts from the calculation basis of PIS/Pasep and Cofins taxes, retrospectively as from five years prior to the action initial filing– that is, from July 2003.

Thus, the Company recorded the PIS/Pasep and Cofins credits corresponded to the amount of these taxes over ICMS paid in the period of July 2003 to May 2019.

Final court judgment has also been given, against which there is no further appeal, in favor of the similar actions filed by Cemig's wholly-owned subsidiaries Sá Carvalho, Cemig Geração Distribuída (former UTE Ipatinga S.A.), Cemig Geração Poço Fundo (previously denominated UTE Barreiro S.A.) and Horizontes Energia.

The Company and its subsidiaries have two ways to recover the tax credit: (i) offsetting of the amount receivable against amounts payable of PIS/Pasep and Cofins taxes, monthly, within the five-year period specified by the relevant law of limitation; or (ii) receipt of specific credit instruments '*precatórios*' from the federal government.

The Company, in addition of the ability of receiving the credits through '*precatórios*' letters of credit, has begun to assess the possibility of credits administrative qualification, under which they will be able to be offset theses credits against federal taxes generated by the holding company's activity.

On May 12, 2020, the Brazilian tax authority (*Receita Federal*) granted the Company's request for ratification of the credits of PIS/Pasep and Cofins taxes arising from the legal action on which final judgment, subject to no further appeal, was given in favor of Cemig D and GT in 2019 and the subsidiaries are offsetting since May 2020 the amount receivable against amounts of federal taxes payable on a monthly basis, within the five-year period specified by the relevant law of limitation.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On May 13, 2021, the Brazilian Federal Supreme Court ('STF') ruled on the motion for clarification filed by the federal government, modulating the effects of the decision that ICMS tax (paid or payable) is not part of the base amount for calculation of the PIS/Pasep and Cofins taxes. The court ruled that only those who filed legal actions claiming this judgment on or before March 15, 2017 (date on which the argument was established) should have the right to reimbursement of the tax unduly paid, excluding legal and administrative actions filed after that date and before the date on which the judgment was given. Thus, the changes made by the Supreme Court in the effects of the judgment do not affect the credits recognized by the Company. Further, the new ruling decided that the amounts of ICMS tax to be excluded from the basis for calculation of PIS/Pasep and Cofins taxes should be the ICMS tax stated on invoices this is in agreement with the criterion adopted by the Company. The Company recognized an increase of R$22,539 in the PIS/Pasep and Cofins recoverable amount, referring to the periods in which the Company excluded the ICMS tax paid from these taxes basis of calculation, instead of the ICMS tax stated on invoices.

Based on the opinion of its legal advisers, the Company had constituted a liability for the portion of the tax credits corresponding to the period of the last 10 years (from June 2009 to May 2019), net of PIS/Pasep and Cofins taxes on the gain from monetary updating.

On On June 7, 2022, the lower house of Brazil's Congress approved the bill of law nº 1,280/22, which amended Law 9,427/96, in order to determine the reimbursement of tax amounts paid in excess by energy distribution agents. This bill specified that 100% of the tax credits related to the issue of PIS/Pasep and Cofins taxes over ICMS should be paid to the energy distribution agents customers, without the 10-year period limitation referred to above.

On June 21, 2022, Aneel considered the Bill of Law nº 1,280/22 effects in the Company's annual tariff adjustment, on the grounds that it was only awaiting presidential assent to take effect. On June 27, the bill was converted into Law 14,385/22, and the Company made a allowance, posting a additional amount in liabilities, as per Explanatory Notes 20 and 24.

The Company's management awaits the Law regulation by Aneel, and is assessing possible future actions related to this matter with its legal advisers.

Owing to the STF's decision on the modulation of effects, the subsidiary Gasmig recognized, in the second quarter of 2021, the amounts of PIS/Pasep and Cofins taxes credits on ICMS referring to the periods contemplated in the process that discusses the matter, in the amount of R$219,753.

On August 1, 2022, the individual action filed by Gasmig, which dealt with the exclusion of ICMS from the PIS/Pasep and Cofins calculation basis, became final and unappealable. As of the final decision, Gasmig will be able to start the procedures for withdrawing judicial deposits and qualifying the tax credit with the Federal Revenue Service.

For more information about the amounts to be refunded by Cemig D and Gasmig to customers, see Note 20.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Company carries current asset and non-current asset the amounts of R$1,419,268 and R$1,346,203, respectively, corresponding to the tax credits of PIS/Pasep and Cofins over ICMS, with updating by the Selic rate to the date of their actual offsetting.

In the first half of 2022, credits of PIS/Pasep and Cofins taxes were offset against payable federal taxes in the amount of R$823,147 (R$695,019 in the first half of 2021).

9. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income tax and social contribution tax recoverable

	Consolidated		Parent company	
	Jun 30, 2022	Dec 31, 2021	Jun 30, 2022	Dec 31, 2021
Income tax	948,888	763,468	225,536	221,422
Social contribution tax	322,047	250,851	2,662	24,428
	1,270,935	1,014,319	228,198	245,850
Current	969,935	698,914	-	-
Non-current	301,000	315,405	228,198	245,850

b) Income tax and social contribution tax payable

	Consolidated	
	Jun 30, 2022	Dec 31, 2021
Current		
Income tax	193,449	147,312
Social contribution tax	23,733	42,690
	217,182	190,002

c) Deferred income tax and social contribution tax

	Consolidated		Parent company	
	Jun 30, 2022	Dec 31, 2021	Jun 30, 2022	Dec 31, 2021
Deferred tax assets				
Tax loss carryforwards	1,011,767	806,639	626,332	583,662
Provisions for contingencies	559,092	542,089	73,472	71,278
Impairment on investments	57,430	244,132	-	-
Fair value of derivative financial instruments (PUT SAAG)	227,355	216,339	-	-
Operating provisions/Impairment	552,882	77,402	2,083	2,083
Provisions for employeers' and managers's profit share	31,393	42,290	1,144	1,944
Post-employment obligations	2,035,894	1,980,828	249,749	239,750
Estimated provision for doubtful receivables	335,905	314,863	8,405	8,477
Onerous concession	11,883	11,274	-	-
Others	20,758	19,423	80	68
Total	**4,844,359**	**4,255,279**	**961,265**	**907,262**
Deferred tax liabilities				
Transaction cost	(8,398)	(5,009)	-	-
Deemed cost	(158,284)	(219,067)	-	-
Acquisition costs of equity interests	(439,857)	(465,615)	(103,359)	(104,992)
Borrowing costs capitalized	(165,928)	(164,716)	-	-
Gains from unredeemed securities – Presumed profit tax regime	(7,597)	(3,583)	-	-
Adjustment to expectation of cash flow – Concession assets	(252,618)	(245,181)	-	-
Adjustment of contract assets	(954,015)	(895,223)	-	-
Adjustment to fair value – Swap/Gains	(275,801)	(412,436)	-	-
Updating on escrow deposits	(7,466)	(6,737)	-	-
Reimbursement of costs – GSF	(296,621)	(319,207)	-	-
Others	(44,715)	(16,026)	-	-
Total	**(2,611,300)**	**(2,752,800)**	**(103,359)**	**(104,992)**
Total, net	**2,233,059**	**1,502,479**	**857,906**	**802,270**
Total assets	**3,072,772**	**2,464,734**	**857,906**	**802,270**
Total liabilities	**(839,713)**	**(962,255)**	-	-

20
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The changes in deferred income tax and social contribution tax were as follows:

	Consolidated	Parent company
Balance on December 31, 2021	1,502,479	802,270
Effects allocated to net profit from continuing operations	734,344	55,636
Adjustment of deferred taxes from the previous period	(3,764)	-
Balance on June 30, 2022	2,233,059	857,906

d) Reconciliation of income tax and social contribution tax effective rate

	Consolidated		Parent company	
	Jan to Jun, 2022	Jan to Jun, 2021	Jan to Jun, 2022	Jan to Jun, 2021
Profit before income tax and social contribution tax	1,141,792	3,168,663	1,449,073	2,364,087
Income tax and social contribution tax – Nominal expense (34%)	(388,209)	(1,077,345)	(492,685)	(803,790)
Tax effects applicable to:				
Gain in subsidiaries by equity method (net of effects of Interest on Equity)	173,728	42,615	344,663	675,944
Tax incentives	16,122	31,296	-	-
Difference resulting from the presumed profit base	46,012	91,635	-	-
Non-deductible penalties	(22,777)	(10,608)	(101)	(254)
Interest on equity declared	203,320	-	203,320	-
Estimated losses on doubtful accounts receivable from related parties	233,931	-		-
Disposal of goodwill (note 32)	108,416	-		
Income arising from the Light sale	-	133,663	-	133,663
Others	(6,888)	(10,929)	439	(1,381)
Income tax and social contribution tax – effective gain (expense)	363,655	(799,673)	55,636	4,182
Current income tax and social contribution tax	(370,689)	(865,266)	-	-
Deferred income tax and social contribution tax	734,344	65,593	55,636	4,182
	363,655	(799,673)	55,636	4,182
Effective rate	(31.85)%	25.24%	(3.84)%	(0.18)%

	Consolidated		Parent company	
	Apr to Jun, 2022	Apr to Jun, 2021	Apr to Jun, 2022	Apr to Jun, 2021
Profit before income tax and social contribution tax	(805,275)	2,826,985	26,773	2,021,627
Income tax and social contribution tax – nominal expense (34%)	273,794	(961,174)	(9,103)	(687,354)
Tax effects applicable to:				
Gain in subsidiaries by equity method (net of effects of Interest on Equity)	114,197	3,859	(89,197)	611,580
Tax incentives	(6,483)	21,952	-	-
Difference resulting from the presumed profit base	21,790	63,222	-	-
Non-deductible penalties	(9,896)	(6,893)	(52)	(269)
Interest on equity declared	120,020	-	120,020	-
Estimated losses on doubtful accounts receivable from related parties	233,931	-		-
Disposal of goodwill (note 32)	108,416	-		-
Income arising from the Light sale	-	-	-	-
Others	(618)	(1,312)	1,079	653
Income tax and Social Contribution tax – effective gain (expense)	855,151	(880,346)	22,747	(75,390)
Current income tax and social contribution tax	203,225	(601,560)	-	-
Deferred income tax and social contribution tax	651,926	(278,786)	22,747	(75,390)
	855,151	(880,346)	22,747	(75,390)
Effective rate	(106.19)%	31.14%	(84.96)%	3.73%

10. ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

The Company has accounts receivable from the State of Minas Gerais, arising from return of an administrative deposit made for a dispute on the rate of inflation and other adjustment to be applied to an advance for future capital increase ('AFAC'), made in prior years, which was the subject of a debt recognition agreement. The agreement provided for payment by the Minas Gerais State in 12 consecutive monthly installments, each updated by the IGP–M

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

index up to the date of actual payment, the first to become due on November 10, 2017. Clause 3 of the agreement establishes that, in the event of arrears or default by the State in payment of the agreed consecutive monthly installments, Cemig is authorized to retain dividends or Interest on Equity distributable to the State in proportion to the State's equity interest, for as long as the arrears and/or default continues.

However, the State of Minas Gerais government is contesting the Debt Recognition Agreement ('TARD') signed, in the previous years, once it believes that it was signed without obeying the legal requirements for validity of administrative acts and has notified Cemig to reimburse the 2 installments previously settled, and also the dividends retained, totaling R$299,005.

To solve the issue through a negotiated solution for impasses, the dispute on the TARD was submitted to the Chamber of Administrative Prevention and Resolution of Conflicts ('Câmara de Prevenção e Resolução Administrativa de Conflitos' – CPRAC) of State of Minas Gerais, which is currently in the initial stages.

The balance receivable on June 30, 2022, amounts R$13,366 (R$13,366 on December 31, 2021). On June 30, 2021, the Company retained the remaining portion of dividends to be paid to State of Minas Gerais and awaits development of the issue with CPRAC for the definitive write-off from accounts receivable of this remaining balance.

Regarding the discussion on the merits of the criterion used in the past for AFAC's monetary updating, if a solution is not successfully reached either through CPRAC or any legal proceedings on the merits, Management, based on assessment of legal advisors, has assessed the chances of loss as 'possible'.

11. ESCROW DEPOSITS

	Consolidated		Parent company	
	Jun 30, 2022	Dec 31, 2021	Jun 30, 2022	Dec 31, 2021
Labor claims	261,066	266,604	26,967	25,292
Tax contingencies				
Income tax on Interest on Equity	30,254	29,546	315	300
PIS/Pasep and Cofins taxes (1)	67,699	68,342	-	-
Donations and legacy tax (ITCD)	57,456	55,752	56,467	54,786
Urban property tax (IPTU)	91,397	86,925	64,593	62,229
Finsocial tax	42,112	40,999	42,112	40,999
Income and Social Contr, Tax on indemnity for employees' 'Anuênio' benefit (2)	296,350	290,198	14,232	13,936
Income tax withheld at source on inflationary profit	8,870	8,743	8,870	8,743
Income tax and contribution tax effective rate (3)	105,850	76,155	313	-
Others (4)	110,022	103,570	64,985	67,015
	810,010	760,230	251,887	248,008
Others				
Regulatory	55,445	52,736	20,550	20,033
Third party	11,139	12,482	4,924	6,630
Customer relations	8,641	7,924	1,022	941
Court embargo	16,061	19,146	3,260	3,373
Others	57,121	36,047	3,477	3,374
	148,407	128,335	33,233	34,351
	1,219,483	1,155,169	312,087	307,651

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(1) This refers to escrow deposits in the action challenging the constitutionality of inclusion of ICMS tax within the amount to which PIS/Pasep and Cofins taxes are applied.
(2) See more details in Note 24 – Provisions under the section relating to the 'Anuênio indemnity'.
(3) Court escrow deposit in the proceedings challenging charging of corporate income tax and the Social Contribution tax on payments of Interest on Equityand application of the Social Contribution tax to cultural and artistic donations and sponsorship, expenses on punitive fines, and taxes with enforceability suspended.
(4) Includes escrow deposits from legal actions related to INSS and PIS/Pasep and Cofins taxes.

12. REIMBURSEMENT OF TARIFF SUBSIDIES

The subsidies to finance bonus of the Program to Encourage Voluntary Reduction of Energy Consumption, in effect from September to December 2021, will be reimbursed through the System Services Charge (ESS). The amount appropriated as revenue for subsidies under this bonus was R$205,439 on December 31, 2021. Part of this amount was reimbursed during the first half of 2022 through settlement in the CCEE in connection with the terms specified in Aneel Dispatch 397/2022. On June 30, 2022. The Company still has the amount of R$15,774 to receive, recognized in current assets.

In first half of 2022, the amount recognized as subsidies revenues, reimbursed through the transfer of resources of Energy Development Account (CDE), was R$485,093 (R$494,424 on June 30, 2021). Of this amount, the Company has to receive the total amount of R$79,814, of such amounts, Cemig D has a receivable of R$75,189 (R$81,981 on December 31, 2021) and Cemig GT has a receivable of R$4,625 (R$4,476 on December 31, 2021) in current assets.

13. CONCESSION FINANCIAL ASSETS AND LIABILITIES

Consolidated	Jun 30, 2022	Dec 31, 2021
Concession financial assets		
Energy distribution concessions (Note 13.1)	948,513	683,729
Gas distribution concessions (Note 13.1)	37,199	34,386
Indemnifiable receivable – Generation (Note 13.2)	644,432	816,202
Concession grant fee – Generation concessions (Note 13.3)	2,939,402	2,792,201
	4,569,546	4,326,518
Sector financial assets		
Amounts receivable from Parcel A (CVA) and Other Financial Components (Note 13.4)	1,315,658	2,147,548
Total	5,885,204	6,474,066
Current assets	1,622,523	1,504,666
Non-current assets	4,262,681	4,969,400

Consolidated	Jun 30, 2022	Dec 31, 2021
Sector financial liabilities		
Amounts receivable from Parcel A (CVA) and Other Financial Components	(270,951)	(51,359)
Total	(270,951)	(51,359)

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The changes in concession financial assets related to infrastructure are as follows:

	Distribution	Generation	Gas	Total
Balances on December 31, 2021	683,729	3,608,403	34,386	4,326,518
Addition	-	-	5	5
Transfers from contract assets	226,860	-	-	226,860
Transfers from intangible assets	13	-	-	13
Monetary updating	38,762	292,863	2,808	334,433
Disposals	(851)	(171,770)	-	(172,621)
Amounts received	-	(145,662)	-	(145,662)
Balances on June 30, 2022	948,513	3,583,834	37,199	4,569,546

13.1 Distribution - Financial assets

The energy and gas distribution concession contracts are within the scope of ICPC 01 (IFRIC 12). The financial assets under these contracts refer to the investments made in infrastructure that will be paid by grantor at the end of the concession period. The financial assets are measured at fair value through profit or loss, in accordance with regulation of the energy segment and concession contracts executed by Cemig and its subsidiaries and the granting authorities.

13.2 Generation – Indemnity receivable

As from August 2013, with the extinction of the concession for various plants operated by Cemig GT under Concession Contract 007/1997, the subsidiary has a right to receive an amount corresponding to the residual value of the infrastructure assets, as specified in the concession contract. These balances were recognized in financial assets, at fair value through profit or loss.

The valuation reports that support the indemnity for the plants previously operated by Cemig GT that were included in Lot D and for the *Volta Grande* plant have been submitted to the grantor, as provided for in Aneel Normative Resolution (ReN) 596/2013, as amended by ReN 615/2014.

The investments made after the Jaguara, São Simão and Miranda plants came into operation, were recorded as concession financial assets, in the 2017 business year, after the revocation of the actions for injunctions filed by the Company, which believed that it had the right to these concessions renewal, based on the original terms of the Concession Contracts and after these plants public bidding by the Grantor.

In 2019, Aneel launched the Public Hearing 003/2019 in order to obtain inputs aimed at improving the regulation related to the criteria and procedures for calculation of investments in revertible assets of generation concessions (whether extended or not), not yet amortized or not depreciated, under Law 12,783/2013. As a result, on June 22, 2021, Aneel issued the Normative Resolution (ReN) 942, on June 22, 2021.

Under that resolution, concession holders were required to state their interest and attest the respective investments linked to reimbursable assets, based on a valuation report, by August 19, 2022, but this period could be extended by Aneel for an equal period. According

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

to this Grantor's rules, the valuation report must have been prepared by a company accredited by Aneel, to be hired by the concession holder. Additionaly, the concession holders should required to state interest in receipt of the complementary amount until August 20, 2021. The Company complied with this requirement within the specified period.

On August 9, 2021, Cemig GT stated its interest in receiving the complementary amount related to the portions of the investments linked to revertible assets that had not yet been modernized or depreciated, and have not been indemnified. Cemig GT hired the valuation company accredited by Aneel to meet the requirements of Normative Resolution (ReN) 942, proving the realization of related investments linked to revertible assets through a valuation report, within the stipulated deadline.

On July 28, 2022 Aneel revoked Normative Resolution (ReN) 942, by publication of ReN 1,027, establishing the general methodology and criteria for calculation – to be based on New Replacement Value, which is calculated, as first priority, based on the reference database of prices – then as second priority by the concession holder's own prices database, then, as the last alternative, by the updated inspected accounting cost.

The Valuation Opinion was concluded, with the following results:

Generation plant	Concession expiration date	Installed capacity (MW)	Net balance of assets based on historical cost	Net balance of assets based on fair value (replacement cost)
Lote D				
UHE Três Marias	jul/15	396	71,029	166,903
UHE Salto Grande	jul/15	102	11,514	85,625
UHE Itutinga	jul/15	52	4,408	10,089
UHE Camargos	jul/15	46	7,278	19,611
PCH Piau	jul/15	18.01	1,622	4,376
PCH Gafanhoto	jul/15	14	1,371	5,247
PCH Peti	jul/15	9.4	1,330	6,056
PCH Dona Rita	set/13	2.41	600	1,569
PCH Tronqueiras	jul/15	8.5	2,373	8,510
PCH Joasal	jul/15	8.4	1,572	6,269
PCH Martins	jul/15	7.7	2,273	4,451
PCH Cajuru	jul/15	7.2	3,558	18,862
PCH Paciência	jul/15	4.08	871	4,146
PCH Marmelos	jul/15	4	694	2,409
Outras				
UHE Volta Grande	fev/17	380	235	361
UHE Miranda	dez/16	408	34,697	90,862
UHE Jaguara	ago/13	424	45,706	137,673
UHE São Simão	jan/15	1,710	27,082	71,413
		3,601.70	218,213	644,432

With the conclusion of the Valuation Report, the Company wrote off the financial asset in the amount of R$171,770, in June 2022. The remaining balance of R$644,432 represents management's best estimate for the plants reimbursement, based on the evaluation criteria set by Aneel.

The Valuation Report on the assets is subject to inspection by Aneel, which may request complementary documentation. As a result there may be adjustments to the amounts resulting from the valuation process – in which case the concession holder has the right of defense and reply.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The due date and form of payment of the investments made after entry into operation of the basic plant plans, which have not yet been amortized or depreciated, will be decided by the Grantor after inspection and ratification of the reimbursements amounts.

13.3 Concession grant fee – Generation concessions

The concession grant fee paid to Company for a 30-year concession contracts Nº, 08 to 16/2016, related to 18 hydroelectric plants of Auction 12/2015, won by Cemig GT, was an amount of R$2,216,353. The amount of the concession fee was recognized as a financial asset measured at amortized cost, as Cemig GT has an unconditional right to receive the amount paid, updated by the IPCA Index and remuneratory interest (the total amount of which is equal to the internal rate of return on the project), during the period of the concession.

The changes in concession financial assets are as follows:

SPC	Plants	Dec 31, 2021	Monetary updating	Amounts received	June 30, 2022
Cemig Geração Três Marias S.A.	Três Marias	1,583,720	160,683	(78,264)	1,666,139
Cemig Geração Salto Grande S.A.	Salto Grande	497,154	50,588	(24,682)	523,060
Cemig Geração Itutinga S.A.	Itutinga	187,004	20,561	(10,493)	197,072
Cemig Geração Camargos S.A.	Camargos	140,201	15,346	(7,812)	147,735
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	183,635	21,032	(10,991)	193,676
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	125,187	15,355	(8,346)	132,196
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	75,300	9,298	(5,074)	79,524
Total		2,792,201	292,863	(145,662)	2,939,402

Sector assets and liabilities

13.4 Account for compensation of variation of parcel A items (CVA) and *Other financial components*

As established in the amendment to the concession contract, there is a guarantee that in the event of termination of the concession contract, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be paid by the grantor. The balances on (i) the CVA (*Compensation for Variation of Parcel A items*) Account, (ii) the account for Neutrality of Sector Charges and (iii) *Other financial components* in the tariff calculation, refer to the positive and negative differences between the estimate of the Company's non-manageable costs and the payments actually made. The variations are subject to adjustment using the Selic rate and considered in the subsequent tariff adjustments.

The balance of these sector financial assets and liabilities, which are presented at net value, in assets or liabilities, in accordance with the tariff adjustments that have been authorized or are to be ratified, are as follows:

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Balance sheet	Jun 30, 2022 Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Dec 31, 2021 Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Assets	1,151,399	164,259	1,315,658	988,850	4,133,064	5,121,914
Current assets	1,151,399	164,259	1,315,658	988,850	2,397,151	3,386,001
Non-current assets	-	-	-	-	1,735,913	1,735,913
Liabilities	-	(270,951)	(270,951)	(1,040,209)	(1,985,516)	(3,025,725)
Current liabilities	-	-	-	(1,040,209)	(1,175,718)	(2,215,927)
Non-current liabilities	-	(270,951)	(270,951)	-	(809,798)	(809,798)
Total current, net	1,151,399	164,259	1,315,658	(51,359)	1,221,433	1,170,074
Total non-current, net	-	(270,951)	(270,951)	-	926,115	926,115
Total, net	1,151,399	(106,692)	1,044,707	(51,359)	2,147,548	2,096,189

Financial components	Jun, 30, 2022 Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total	Dec, 31, 2021 Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Items of 'Parcel A'						
Energy Development Account (CDE) quota	299,633	116,658	416,291	23,593	(90,715)	(67,122)
Tariff for use of transmission facilities of grid participants	74,982	1,810	76,792	145,817	97,203	243,020
Tariff for transport of Itaipu supply	(5,265)	(3,116)	(8,381)	13,172	(972)	12,200
Alternative power source program - Proinfa	86,100	-	86,100	11,427	18,664	30,091
ESS/EER System Service/Energy Charges	793,473	104,040	897,513	30,948	953,014	983,962
Energy purchased for resale	461,623	(981,476)	(519,853)	389,548	1,177,997	1,567,545
Other financial components						
Over contracting of supply (1)	89,356	334,228	423,584	(67,566)	192,132	124,566
Neutrality of parcel A	(71,903)	210,140	138,237	24,269	73,081	97,350
Billing return – Covid Account (2)	-	-	-	(371,350)	-	(371,350)
Excess demand and reactive power	(57,457)	(12,192)	(69,649)	(21,171)	(47,087)	(68,258)
Other financial items	(519,143)	123,216	(395,927)	(230,046)	(225,769)	(455,815)
TOTAL	1,151,399	(106,692)	1,044,707	(51,359)	2,147,548	2,096,189

(1) Cemig D was over contracted in 2017 and 2018 and the gain arising from the sale of the excess of energy in the spot market was provisionally passed through to customers by Aneel in the tariff adjustments of 2018 and 2019, including the portion in excess of the limit of 105% of the regulatory load – thus reducing the tariff that was determined. To establish whether this is a voluntary over contracting, the Company considers that the portion above the regulatory limit will be recovered in the subsequent tariff adjustment. On August 27, 2020, Aneel published the Dispatch 2,508/2020-SRM-SGT, which set new amounts for distributors' over contracting for the years 2016 and 2017, based on a new valuation criterion established by Aneel Technical Note 97/2020-SRM-SGT – not contained in the regulatory rules which were currently in force, As a result, Cemig D filed an appeal with the Council of Aneel, for the amounts of distribution agents' over contracting to be reset in accordance with the calculation criteria based on maximum effort contained in Aneel Normative Resolution 453/2011, The Company's position on this case is reinforced by the fact that the Brazilian Energy Distributors' Association (Abradee) filed a similar appeal, supported by the opinion of contracted legal advisers. The Company has no expectation of loss in relation to realization of these amounts, The Company recognizes this receivable asset, in the amount of R$202,539 on June 30, 2022, as 'Other financial components' to be ratified.At the reporting date for this interim financial information, this matter was pending analysis by Aneel, however, the decision of SGT/SEM Dispatch 2,508 of 2020 is in force and was considered in the last tariff process, in which part of the amount relating to over contracting in 2017 was ratified, totaling R$39,270.

(2) This is a financial component created for return to customers of the amounts that were invoiced to them but received by Cemig from the Covid Account in 2020, These amounts will be returned to customers in the tariff process of 2021, updated by the Selic rate, ensuring of neutrality.

Changes in balances of sector financial assets and liabilities are as follow:

Balance on December 31, 2021	2,096,189
Additions	(904,142)
Amortization	(67,898)
(-) Proceeds from loan – Water scarcity account	(190,658)
Updating – Selic rate	111,216
Balance on June 30, 2022	1,044,707

27

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Annual Tariff Adjustment

On June 22, 2022, after an extension of the previous tariffs for 25 days while decision at the federal level on measures for tariff mitigation were expected, Aneel ratified the result of the Cemig D's Annual Tariff Adjustment, to be in effect until May 27, 2023, with average effect on customers of 8.80% – its components included average increases of 14.31% for high-voltage customers, and of 6.23% for customers connected at low voltage. For residential customers served at low voltage, the average increase was 5.22%. This result arises from: (i) variation of 3.89% in the Portion B costs (manageable costs), due to the IPCA inflation index over the 12 prior months, and (ii) direct pass-throughs within the tariff, which had an impact of 4.91%, but which had no economic effect for the Cemig D, not affecting its profitability, relating to the following items: (a) increase of 4.78% in non-manageable costs (Portion A), mainly related to purchase of energy supply, regulatory charges and transmission charges, including the reducing effect of the R$409,920 inclusion in pass-throughs from the CDE (Energy Development Account) arising from the process of capitalization of Eletrobras; (b) reduction of 9.32%, referring to the financial components of the current process, in which an important element is inclusion of R$2,810,830 referring to the PIS/Pasep and Cofins taxes credits reimbursement, which generated a negative variation in the tariff of 15.20%; and (c) an effect of 9.45% relating to the financial components of the previous process withdrawal. For more information on the PIS/Pasep and Cofins taxes credits, see Explanatory Note 20.

14. CONCESSION CONTRACT ASSETS

Under IFRS 15 / CPC 47 – *Revenue from contracts with customers*, the infrastructure construction revenue for which the right to consideration depends on satisfaction of performance obligations related to the completion of its construction, or its future operation and maintenance are classified as contract assets. The amounts on June 30, 2022, totaling:

Consolidated	Jun 30, 2022	Dec 31, 2021
Distribution – Infrastructure assets under construction	2,127,660	1,926,652
Gas – Infrastructure assets under construction	112,692	95,137
Transmission – National Grid ('BNES' - Basic Network of the Existing System) - Law 12,783/13	2,033,360	2,011,576
Transmission – Assets remunerated by tariff	2,625,183	2,346,643
	6,898,895	6,380,008
Current	675,325	599,692
Non-current	6,223,570	5,780,316

Changes in concession contract assets are as follows:

	Transmission	Distribution	Gas	Consolidated
Balance on December 31, 2021	4,358,219	1,926,652	95,137	6,380,008
Additions	169,268	1,086,575	23,754	1,279,597
Inflation adjustment	396,508	-	-	396,508
Amounts received	(269,988)	-	-	(269,988)
Disposals	-	-	(851)	(851)
Other additions	4,536	-	2,489	7,025
Transfers to financial assets	-	(226,860)	-	(226,860)
Transfers to intangible assets	-	(665,760)	(7,837)	(673,597)
Impairment	-	7,053	-	7,053
Balance on June 30, 2022	4,658,543	2,127,660	112,692	6,898,895

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The amount of additions in the period ended June 30, 2022 includes R$18,661 borrowing costs, as presented in note 21. The average rate to determine the amount of borrowing costs was 13.04%.

The Company has not identified any evidence of impairment of the others contract assets.

Energy and gas distribution activities

The concession infrastructure assets of energy and gas distribution still under construction are recognized initially as contract assets, measured at amortized cost, including capitalized borrowing costs. When the asset start operations, the construction performance obligation is concluded, and the assets are bifurcated into financial assets and intangible assets.

The transmission activity

For transmission concessions, the consideration to be paid to the Company arises from the concession contracts as follows:

	Jun 30, 2022	Dec 31, 2021
Current		
Concession contract - 004/05	29,172	26,678
Concession contract - 079/00	47,296	38,782
Concession contract - 006/11	7,657	7,355
Concession contract - 006/97		
National Grid ('BNES' – Basic Network of the Existing System)	360,294	317,692
National Grid – new facilities (RBNI)	230,904	209,185
	675,323	599,692
Non-current		
Concession contract - 004/05	91,207	89,204
Concession contract - 079/00	156,124	151,858
Concession contract - 006/11	79,037	73,882
Concession contract - 006/97		
National Grid ('BNES' – Basic Network of the Existing System)	1,673,066	1,693,884
National Grid – new facilities (RBNI)	1,983,786	1,749,699
	3,983,220	3,758,527
	4,658,543	4,358,219

a) Concession contract nº. 006/1997

On April 22, 2021, Resolution 2,852 ammended the repositioning of the Receita Anual Permitida ("RAP") set by Resolution 2,712/2020, with retrospectively effect from July 1, 2018 and also the Adjustment Portion of the Review, with financial effects on the adjustment of RAP for the 2021-2022 cycle, with effect from July 1st, 2021 to June 30, 2022.

The next Periodic Tariff Review (RTP) will take place in June 2023, with effect from July 1st, 2023. The indexer used to update the contract is the Expanded Consumer Price Index (Índice de Preços ao Consumidor Amplo –IPCA).

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

National Grid Assets- 'BNES' – the regulatory cost of capital updating

On January 06, 2021, the Brazilian General Attorney's Office issued a legal opinion about the effects of the reversal of the court decision that had suspended the cost of equity remuneration of the transmission agents determined by Ministerial Order 120/2016, concluded that it must be updated by the cost of equity rate until July 1, 2020, which is the date that the payment took place, and must be included to RAP as of July 1, 2020 (2020-2021 cycle) for eight years.

On April 22, 2021, Aneel published Resolution nº 2,852, which altered Resolution n, 2,712/2020, defining, among other provisions, the financial component referred to. Thus, the cost capital associated with the financial components was incorporated into the calculation of the periodic review processes of 2018 deciding the RAP of the transmission concessions that were extended under Law 12,783/2013. This caused 2 effects: (i) A new value for the component to be considered in the RAP of the tariff cycles for 2020-2021 to 2025-2026; and (ii) a residual value for the difference between the amount paid to the transmission companies in the 2017-2018 and 2019-2020 tariff cycles and the amount payable after the injunctions were overturned.

Thus, the debt balance of this component was recalculated, using remuneration at the rate of cost capital, up to the date of actual payment (July 1, 2020), discounted present value of the amount paid.

In addition, Aneel opted the alternative of 'reprofiling' these payments, for payment gradually over a period of 8 years, guaranteeing the net present value of the transaction.

In the proposed profile the minimum payment is made in the 2021-2022 cycle, with zero amortization of the debt portion of the balance; in the 2022-2023 cycle there is amortization at a rate of 3.0%, so as to amortize part of the debt and keep the level of payments stable; and there are then constant payments over the cycles of 2023-2024 to 2027-2028, with amortization rates of 16.11% per year. Thus, to achieve regulatory stability and mitigate sector risk, this RAPs financial component might not be included in 2023 periodic review.

b) Concession contract nº. 079/2000

The contract regulates commercial operation of public transmission service, comprising construction, maintenance and operation of transmission of the following facilities: The Itajubá 3 Substation; the Itajubá 3 – Poços de Caldas Transmission Line; and the Itajubá 3– Cachoeira Paulista Transmission Line, in effect until October 4, 2034.

The indexer used for adjustment of the contract is the General Market Prices Index (Índice Geral de Preços do Mercado – IGPM).

On March 30, 2021, the Resolution nº 2.839 updated the amounts of the RAPs and the adjustment portions for this contract, resulting in R$3,708 in contract assets amount.

30

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The amounts will comprise the new RAP as from the adjustment for the 2021/2022 cycle and the adjustment portion relating to the backdating will be paid in 3 installments during the next adjustment processes.

The next Periodic Tariff Review (RTP) of the enhancements that have been approved will take place in June 2024 with effect from July 1st, 2024.

c) Concession contract nº. 006/2011

The contract regulates commercial operation of public transmission service, comprising construction, maintenance and operation of the Sete Lagoas 4 substation, in effect until June 15, 2041.

The index used for adjustment of the contract is the Expanded National Consumer Price (*'Índice de Preços ao Consumidor Amplo'* – IPCA).

On July 13, 2021, Aneel established the RAP for the 2021–2022 cycle, through Resolution nº 2,895, which was amended by Resolution nº 2,959 on October 5, 2021, due to applications for reconsideration filed by the transmission concession holders.

The financial effects of the new RAPs, comparing with the contract financial forecasting model, were not significant, considering that there have not been significant changes in the assumptions used.

d) Concession contract nº. 004/2005

The contract regulates the concession for the second circuit 345kV transmission facility which runs between the Furnas and Pimenta substations, a distance of approximately 75 km, for a period of 30 years from March 2005. For making the transmission facilities available for commercial operation, Centroeste will receive the Permitted Annual Revenue (RAP), adjusted annually, in the first 15 years of commercial operation. In the 16th year of commercial operation, its RAP will be reduced by 50%, until the end of the concession.

The indexer used for adjustment of the contract is the IGP-M (Índice Geral de Preços do Mercado – General Market Prices Index).

On July 13, 2021, Aneel established the RAP for the 2021–2022 cycle, through Resolution 2,895, which was amended by Resolution 2,959 on October 5, 2021, due to applications for reconsideration filed by the transmission concession agents, including the Company.

The Company is assessing the financial effects of the RAPs established, comparing these amounts with the contract projections on financial modeling and does not expect significant variations, considering that there were no significant changes in the assumptions applied.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The annual tariff adjustment

Through Ratifying Resolution (ReH) 3,067 of 2022, Aneel established the RAPs for the 2022-2023 cycle, in effect from July 1, 2022. The increase relates mainly to: (i) reprofiling of the Financial Component of the existing National Grid assets – which were 64% higher than in the 2021-2022 cycle; (ii) different monetary updating indexes in the period (11.7% for the IPCA and 10.7% for the IGPM); and (iii) new works addition.

	Readjustment index	RAP 2021-2022 cycle R$MM	RAP 2022-2023 cycle R$MM	Var %
Concession contract – 006/97	IPCA	682.8	825.6	21.0%
Concession contract – 079/00	IGPM	40.7	45.0	10.7%
Concession contract – 004/05	IGPM	28.5	31.5	10.7%
Concession contract – 006/11	IPCA	7.9	8.9	11.7
		759.9	911.0	19.9%

15. INVESTMENTS

Investees	Control	Consolidated		Parent company	
		Jun. 30, 2022	Dec. 31, 2021	Jun. 30, 2022	Dec. 31, 2021
Cemig Geração e Transmissão	Subsidiary	-	-	9,234,095	7,831,942
Guanhães Energia S.A. ("Guanhães Energia")	Jointly-controlled	158,357	125,172		
Hidrelétrica Cachoeirão S.A. ("Hidrelétrica Cachoeirão")	Jointly-controlled	57,273	59,013	-	-
Hidrelétrica Pipoca S.A. ("Hidrelétrica Pipoca")	Jointly-controlled	51,819	46,722	-	-
Madeira Energia ("MESA") (2)	Affiliated	3,479	-	-	-
Fundo de Investimento em Participações Melbourne Multiestratégia ("FIP Melbourne") (2)	Affiliated	2,890	-	-	-
Retiro Baixo Energética S.A. ("Retiro Baixo")	Jointly-controlled	216,147	200,385	-	-
Aliança Norte Participações S.A. ("Aliança Norte") (3)	Jointly-controlled	593,144	609,154	-	-
Baguari Energia S.A. ("Baguari Energia")	Jointly-controlled	165,488	168,430	-	-
Aliança Geração de Energia S.A. ("Aliança Geração")	Jointly-controlled	1,317,965	1,140,930	-	-
Amazônia Energia Participações S.A. ("Amazônia Energia") (3)	Jointly-controlled	907,469	932,600	-	-
Lightger S.A. ("Lightger")	Jointly-controlled	132,937	124,275	-	-
Cemig Distribuição	Subsidiary	-	-	6,135,596	6,942,666
Transmissora Aliança de Energia Elétrica S.A. ("Taesa")	Jointly-controlled	1,678,670	1,580,379	1,678,670	1,580,379
Ativas Data Center S.A. ("Ativas Data Center")	Affiliated	14,785	15,750	14,785	15,750
Gasmig	Subsidiary	-	-	1,516,288	1,635,985
Cemig Sim	Subsidiary	-	-	128,271	111,433
Photovoltaic plants (1)	Jointly-controlled	104,573	98,839	-	-
Axxiom Soluções Tecnológicas S.A. ("Axxiom")	Jointly-controlled	-	4,277	-	4,277
Sete Lagoas Transmissora de Energia S.A. ("Sete Lagoas")	Subsidiary	-	-	67,098	60,703
Total of investments		5,404,996	5,105,926	18,774,803	18,183,135
Usina Hidrelétrica Itaocara S.A. ("Itaocara")	Jointly-controlled	(14,239)	(20,767)	-	-
Madeira Energia S.A. ("MESA") (Santo Antônio Plant) – Provisions to losses	Affiliated	-	(161,648)	-	-
Total		5,390,757	4,923,511	18,774,803	18,183,135

(1) Set of photovoltaics plants, in which the investee Cemig Sim has a participation.
(2) Indirect interest in the Santo Antônio plant through these investees.
(3) Indirect interest in the Belo Monte plant through these investees.

The Company's investees that are not consolidated are jointly controlled entities, with the exception of the interests in the affiliates Madeira Energia (Santo Antônio power plant) and Ativas Data Center.

For the period ended of June 30, 2022, management evaluates of potential decline in value of assets, as referred to in IAS 36 / CPC 01 – *Impairments of Assets* were not observed impairment of its investments. Thus, the reported assets net carrying amount is recoverable and therefore the Company has not recognized any impairment loss related to its investments.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Additionally, in relation to the above, the Company's management has assessed the risk threatening all its investments ability to continue as a going concern, taking substantially into consideration: the economic-financial clauses of Cemig D and Gasmig; the guarantee of revenues of the transmission companies; the protection against *force majeure* reduction in regulated generation contracts; and all the legal measures that have been applied by the federal government and by Aneel – and has concluded that the Company and its subsidiaries' ability to continue as going concern is secure.

a) Changes in the right to exploitation of the regulated activity

PARENT COMPANY			
Investees	Dec. 31, 2021	Amortization	Jun. 30, 2022
Lightger	76,488	(1,250)	75,238
Taesa	151,462	(4,661)	146,801
Gasmig	396,246	(7,628)	388,618
Sete Lagoas	(4,506)	122	(4,384)
TOTAL	619,690	(13,417)	606,273

CONSOLIDATED			
Investees	Dec. 31, 2021	Amortization	Jun. 30, 2022
Cemig Geração e Transmissão			
Retiro Baixo	27,798	(695)	27,103
Aliança Geração	301,605	(12,655)	288,950
Aliança Norte	46,660	(986)	45,674
Lightger	76,488	(1,250)	75,238
Taesa	151,462	(4,661)	146,801
Cemig Sim			
Photovoltaic plants	7,037	(168)	6,869
Total	611,050	(20,415)	590,635

b) Changes in investments in subsidiaries, jointly controlled entities and affiliates:

Parent Company						
Investees	Dec. 31, 2021	Gain (loss) by equity method (Income statement)	Dividends / Interest on equity	Additions	Others	Jun. 30, 2022
Cemig Geração e Transmissão	7,831,942	1,402,153	-	-	-	9,234,095
Cemig Distribuição	6,942,666	(524,351)	(282,719)	-	-	6,135,596
Ativas Data Center	15,750	(965)	-	-	-	14,785
Gasmig	1,635,985	164,047	(284,137)	-	393	1,516,288
Cemig Sim	111,433	9,994	(3,424)	10,268	-	128,271
Axxiom	4,277	(4,277)	-	-	-	-
Sete Lagoas	60,703	5,139	(5,744)	7,000	-	67,098
Taesa	1,580,379	239,893	(141,602)	-	-	1,678,670
Total	18,183,135	1,291,633	(717,626)	17,268	393	18,774,803

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consolidated						
Investees	Dec. 31, 2021	Gain (liss) by equity method (Income statement)	Dividends / Interest on equity	Additions	Others	Jun. 30, 2022
Hidrelétrica Cachoeirão	59.013	8.060	(9.800)	-	-	57.273
Guanhães Energia	125.172	33.185	-	-	-	158.357
Hidrelétrica Pipoca	46.722	7.754	(2.657)	-	-	51.819
MESA (3)	-	3.479	-	-	-	3.479
FIP Melbourne (3)	-	2.890	-	-	-	2.890
Lightger	124.275	8.662	-	-	-	132.937
Baguari Energia	168.430	11.817	(14.759)	-	-	165.488
Amazônia Energia (4)	932.600	(25.131)	-	-	-	907.469
Aliança Norte (4)	609.154	(16.292)	-	282	-	593.144
Ativas Data Center	15.750	(965)	-	-	-	14.785
Taesa	1.580.379	239.893	(141.602)	-	-	1.678.670
Aliança Geração (5)	1.140.930	54.408	125.896	-	(3.269)	1.317.965
Retiro Baixo	200.385	15.762	-	-	-	216.147
UFV Janaúba Geração de Energia Elétrica Distribuída S.A. ("UFV Janaúba")	2.699	1.780	-	-	-	4.479
UFV Corinto Geração de Energia Elétrica Distribuída S.A. ("UFV Corinto") (2)	9.258	1.190	-	-	(1.029)	9.419
UFV Manga Geração de Energia Elétrica Distribuída S.A. ("UFV Manga") (2)	11.294	1.523	-	-	(949)	11.868
UFV Bonfinópolis II Geração de Energia Elétrica Distribuída S.A. ("UFV Bonfinópolis II") (2)	6.432	607	-	-	(685)	6.354
UFV Lagoa Grande Geração de Energia Elétrica Distribuída S.A. ("UFV Lagoa Grande") (2)	14.890	1.593	-	-	(1.211)	15.272
UFV Lontra Geração de Energia Elétrica Distribuída S.A. ("UFV Lontra") (2)	17.823	2.114	-	-	(1.230)	18.707
UFV Mato Verde Geração de Energia Elétrica Distribuída S.A. ("UFV Mato Verde") (2)	6.130	791	-	-	(407)	6.514
UFV Mirabela Geração de Energia Elétrica Distribuída S.A. ("UFV Mirabela") (2)	4.058	581	-	-	(353)	4.286
UFV Porteirinha I Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha I") (2)	5.318	771	-	-	(808)	5.281
UFV Porteirinha II Geração de Energia Elétrica Distribuída S.A. ("UFV Porteirinha II") (2)	6.384	849	-	-	(148)	7.085
UFV Brasilândia Geração de Energia Elétrica Distribuída S.A. ("UFV Brasilândia") (2)	14.553	1.676	-	-	(921)	15.308
Axxiom	4.277	(4.277)	-	-	-	-
Total do Investimento	5.105.926	352.720	(42.922)	282	(11.010)	5.404.996
Itaocara – Equity deficit	(20.767)	6.528	-	-	-	(14.239)
MESA (3) – Provisions to losses (1)	(161.648)	161.648	-	-	-	-
Total	4.923.511	520.896	(42.922)	282	(11.010)	5.390.757

(1) In June 2022, the provision relating to contractual obligations assumed by the Company with the investee and the other shareholders was reversed. See further information in this note.
(2) On May 23, 2022, the capital reduction of these UFVs was approved by Extraordinay General Meeting.
(3) Indirect interest in the Santo Antônio plant through these investees.
(4) Indirect interest in the Belo Monte plant through these investees.
(5) On March 24, 2022 the investee's Board of Directors approved the reversion of a portion of Dividends payable to the Retained earnings reserve, which is linked to certain financial conditions.

Changes in dividends receivable are as follows:

	Consolidated	Parent company
Balance on December 31, 2021	**335,189**	**1,820,578**
Investees' dividends proposed	42,922	717,626
Withholding income tax on Interest on equity	-	(42,407)
Amounts received	(181,747)	(459,160)
Balance on June 30, 2022	**196,364**	**2,036,637**

34
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c) Main information on the subsidiaries and affiliates, not adjusted for the percentage represented by the Company's ownership interest:

Investees	Number of shares	Jun. 30, 2022			Dec. 31, 2021		
		Cemig interest (%)	Share capital	Equity	Cemig interest (%)	Share capital	Equity
Cemig Geração e Transmissão	2,896,785,358	100.00	4,123,724	9,158,858	100.00	4,123,724	7,755,454
MESA (4)	24,796,536,323	7.58	12,202,337	84,007	15.51	10,619,786	1,492,037
Hidrelétrica Cachoeirão	35,000,000	49.00	35,000	116,884	49.00	35,000	120,436
Guanhães Energia (3)	548,626,000	49.00	548,626	323,178	49.00	548,626	255,453
Hidrelétrica Pipoca	41,360,000	49.00	41,360	106,317	49.00	41,360	93,385
Baguari Energia (1)	26,157,300,278	69.39	186,573	238,500	69.39	186,573	242,736
Parajuru	85,834,843	100.00	85,835	134,280	100.00	85,835	128,466
Volta do Rio	274,867,441	100.00	274,867	209,531	100.00	274,867	206,783
Lightger	79,078,937	49.00	79,232	117,753	49.00	79,232	97,525
Aliança Norte (5)	41,944,404,287	49.00	1,209,542	1,117,285	49.00	1,209,043	1,147,947
Amazônia Energia (1) (5)	1,322,697,723	74.50	1,322,698	1,218,079	74.50	1,322,698	1,251,811
Aliança Geração	1,291,582,500	45.00	1,291,488	2,286,699	45.00	1,291,488	1,857,905
Retiro Baixo	225,350,000	49.90	225,350	378,848	49.90	225,350	345,868
Itaocara	156,259,500	49.00	156,259	(29,059)	49.00	156,259	(42,381)
Cemig Baguari	406,000	100.00	406	78	100.00	406	88
Cemig Geração Três Marias	1,291,423,369	100.00	1,291,423	1,688,562	100.00	1,291,423	1,652,343
Cemig Geração Salto Grande	405,267,607	100.00	405,268	548,405	100.00	405,268	526,776
Cemig Geração Itutinga	151,309,332	100.00	151,309	215,472	100.00	151,309	211,956
Cemig Geração Camargos	113,499,102	100.00	113,499	172,256	100.00	113,499	165,369
Cemig Geração Sul	148,146,505	100.00	148,147	234,797	100.00	148,147	214,845
Cemig Geração Leste	100,568,929	100.00	100,569	151,825	100.00	100,569	147,702
Cemig Geração Oeste	60,595,484	100.00	60,595	117,353	100.00	60,595	105,990
Rosal Energia	46,944,467	100.00	46,944	119,989	100.00	46,944	114,751
Sá Carvalho	361,200,000	100.00	36,833	139,442	100.00	36,833	134,209
Horizontes Energia	39,257,563	100.00	39,258	66,073	100.00	39,258	59,575
Cemig PCH	45,952,000	100.00	45,952	102,661	100.00	45,952	90,117
Cemig Geração Poço Fundo (2)	97,161,578	100.00	97,162	163,751	100.00	97,162	144,128
Empresa de Serviços de Comercialização de Energia Elétrica S.A.	486,000	100.00	486	9,790	100.00	486	7,734
Cemig Trading	1,000,000	100.00	1,000	2,258	100.00	1,000	2,158
Centroeste	28,000,000	100.00	28,000	122,957	100.00	28,000	122,079
Cemig Distribuição	2,359,113,452	100.00	5,371,998	6,135,596	100.00	5,371,998	6,942,666
Taesa	1,033,496,721	21.68	3,042,034	7,154,162	21.68	3,042,034	6,684,756
Ativas Data Center	456,540,718	19.60	182,063	75,431	19.60	182,063	80,358
Gasmig	409,255,483	99.57	665,429	1,132,541	99.57	665,429	1,245,093
Cemig Sim	24,431,845	100.00	102,153	128,271	100.00	102,153	111,433
Sete Lagoas	36,857,080	100.00	36,857	71,482	100.00	36,857	65,210
Axxiom	68,064,706	49.00	68,065	(9,318)	49.00	68,065	8,728
UFV Janaúba	18,509,900	49.00	6,510	9,137	49.00	6,510	5,507
UFV Corinto	18,000,000	49.00	15,900	19,220	49.00	18,000	18,893
UFV Manga	21,235,933	49.00	19,300	23,347	49.00	21,661	22,155
UFV Bonfinópolis	13,197,187	49.00	11,800	13,069	49.00	13,197	13,226
UFV Lagoa Grande	25,471,844	49.00	23,000	27,127	49.00	25,472	26,249
UFV Lontra	29,010,219	49.00	26,500	31,376	49.00	29,010	29,406
UFV Mato Verde	11,030,391	49.00	10,200	12,148	49.00	11,030	11,337
UFV Mirabela	9,320,875	49.00	8,600	9,887	49.00	9,321	9,450
UFV Porteirinha I	12,348,392	49.00	10,700	12,480	49.00	12,348	12,596
UFV Porteirinha II	11,702,733	49.00	11,400	13,361	49.00	11,703	11,904
UFV Brasilândia	25,629,900	49.00	24,000	28,240	49.00	25,879	26,625

(1) Jointly-control under a Shareholders' Agreement.

(2) On February 23, 2021, Aneel authorized through Resolution 9.735 the Company transfer of ownership of the concession of the Poço Fundo Small Hydro Plant from Cemig Geração e Transmissão S.A. to Cemig Geração Poço Fundo S,A. The transfer was formalized by signature of a new concession contract, Nº, 01/2021, on April 16, 2021.

(3) On December 9, 2021, Light disclosed to the market that it had signed a share purchase agreement with Brasal Energia S.A. for sale of its equity interest in Guanhães and LightGer, subject to the conditions precedent that are usual in this type of transaction, Brasal Energia S.A. will join this investee existing shareholders' agreements, complying fully with their terms.

(4) Indirect interest in the Santo Antônio plant through these investees.

(5) Indirect interest in the Belo Monte plant through these investees.

35

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Madeira Energia S.A. ('MESA') and FIP Melbourne - (special purpose vehicle through which Cemig GT helds interests in SAAG)

Santo Antônio Energia S.A. ('SAE') is a wholy owned subsidiary of MESA, SAE, whose objects are operation and maintenance of the Santo Antônio Hydroelectric Plant and its transmission system, for an initially agreed period of 35 years from signature of the concession contract, which took place on June 13, 2008, and was extended for a further 4 years in counterpart to the costs incurred on GSF, in accordance with Law 14,052/2020. The Santo Antônio Hydroelectric Plant began commercial operation in 2012, and reached full generation in December 2016. The shareholders of Mesa include Furnas, Novonor – in Judicial Recovery (previously named Odebrecht Energia), FIP Amazônia (FI-FGTS and Novonor), SAAG, and Cemig GT. As well as its direct shareholding, Cemig GT has an indirect equity interest in Mesa, through SAAG.

On June 30, 2022, MESA reported a negative net working capital, in the amount of R$719,842. An important event in the second quarter of 2022 was a cash inflow of R$1,583,098, as a result of the capital increase approved by an Extraordinary General Meeting of Shareholders held for this purpose on April 29, 2022. Hydroelectric plants *Project Finance* structurally present negative net working capital in the first years of operation, because they are built using high levels of financial leverage. On the other hand, they have firm long-term contracts for energy supply as support and guarantee of payment of their debts.

To balance the situation of capital structure and liquidity, MESA has also been adopting actions aimed at readjustment the operational expediture, protecting the exposure to hydrological risks, optimizing the capital structure, and managing the energy operations.

Dilution of Cemig GT's equity interest in Mesa

On June 7, 2022, the shareholder Furnas subscribed new common shares issued by Mesa, in the amount of R$1,582,551, as a result of the capital increase approved by an Extraordinary General Meeting of Shareholders held on April 29, 2022, and in view of the other shareholders waiving their first refusal rights. With the paying up of the shares subscribed, the equity interest held by Furnas in Mesa increased from 43.055% to 72.364%, diluting the total equity interest held by Cemig GT from 15.51% to 7.58%. This percentage does not take into account the result of the arbitration proceeding CAM 115/2018, described in the next item of this Note.

Since the Cemig GT continued to have significant influence in the investee, based on the Shareholders' Agreement in force at June 30, 2022, Cemig GT continued to report the investment in Mesa by the equity method at the closing of the second quarter of 2022.

36
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On July 7, 2022 a Contract to Cancel the Shareholders' Agreement was signed at the Extraordinary General Meeting of Shareholders of Mesa, resulting in Furnas assuming shareholding control of Mesa. This EGM also decided to change the composition of the Boards of Directors of SAE and Mesa. These boards now each have 11 members, and Cemig GT and SAAG have the right to appoint, jointly, one member (and that member's alternate) to each board, until such time as Cemig GT and SAAG are completely released from all and any liabilities, obligations and/or guarantees given to Mesa and/or SAE under the financing contracts and instruments, including those related to acquisition of energy. As a result, even with the cancellation of the shareholders' agreement, the position of the Cemig GT continued to qualify as significant influence over the investee.

With the capital increase referred to, and the consequent entry of funds to meet the obligations resulting from Arbitration Judgment CCI 21,511/ASM/JPA (c. 21,673/ASM), the shareholders' equity of the investee is now, and thus the conditions that led to the Cemig GT recognizing a provision for negative net equity on December 31, 2021, have ceased to exist. Consequently, in accordance with CPC 18 (Investments in Associates and Joint Ventures) Cemig GT reversed that provision, corresponding to the obligations assumed in favor of the investee in agreements for support and guarantees, which on May 31, 2022 had been R$170,916.

Arbitral proceeding 115/2018 – Madeira Energia S.A.

In 2018 SAAG and Cemig GT filed Arbitration Proceeding 115/2018, seeking to annul the capital increase, approved by MESA Extraordinary General Meeting held on August 28, 2018, through capitalization of the credits arising from the annulment of the capital increase made in 2014, which had been annulled in a previous arbitration proceeding.

On December 13, 2021 was released the arbitration decision annulling the capital increase part of the arbitration proceeding, as well as on March 16, 2022, the Market Arbitration Chamber published a decision on a motion for clarification in which confirmed the terms of the judgment in full.

As a consequence of the arbitration decision, Cemig GT's direct and indirect equity holding in Mesa is increased from 8.54% to 9.86%, and 6.97% to 8.05%, respectively, resulting in a consolidated ownership increase from 15.51% to 17.91%.

On April 29, 2022, MESA informed that the shareholder Furnas S.A., which is also a party in the arbitration process, notified MESA that, on April 28, 2022, a preliminary injunction in their legal action was granted, for the immediate suspension of the CAM 115/2018 arbitration decision, in order to maintain the equity interest held before its effects. According to MESA's legal advisors, the aforementioned suspension is not definitive the probability of loss as probable, therefore, the investee maintained the provision for capital reduction in its interim financial information.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Since the legal proceeding in which the urgent provisional remedy was granted is at an initial phase, the Company, based on the opinion of its legal advisors, believes that a modification on the arbitration decision is remote, and awaits compliance with it.

With the dilution of shareholdings which took place in June 2022, the Company's direct and indirect shareholdings in Mesa were reduced from 8.54% and 6.97%, respectively, to 4.14% and 3.44%, respectively. If the effects of Arbitration Judgment CAM-115/2018 are implemented, the Cemig GT's respective equity interests will increase from 4.14% and 3.44%, to 4.43% and 3.68%, respectively.

Arbitral proceeding 21.511/ASM/JPA (c, 21.673/ASM) – Santo Antônio Energia S.A.

On January 31, 2022, was released the arbitration decision on arbitration proceeding in CCI (International Chamber of Commerce) Nº 21,511/ASM/JPA (c. 21,673/ASM), which consolidated the matters between Santo Antônio Energia S.A. (SAE), Consórcio Construtor Santo Antônio (CCSA) and other parties, relating, in summary, to the following issues:

i. Liability of CCSA for reimbursement of the costs of purchase of energy supply by SAE, due to non-compliance with the timetable for delivery of the works.

ii. Liability of SAESA relating to the increase in costs incurred by CCSA arising, mainly, from strikes and work stoppages occurred from 2009 to 2013.

The result of this arbitration, made available by the International Arbitration Court of the International Chamber of Commerce on February 7, 2022, indicates that the main claims of SAE were rejected, as well the main claims of CCSA were granted, and, where applicable, of its co-consortium members against SAE. Also, the arbitration decision initially declared as being without effect the instrument entitled "Terms and Conditions", which was the basis for recognition by the Parties of the "Reimbursable Expenditures", as set out in an explanatory note to the financial statements of SAE, which was the basis for the application for reimbursement of SAE's costs of purchase of energy, on the grounds of non-compliance by CCSA with its timetable for delivery of works.

As well as the granted CCSA claims, that have already been provisioned in SAE financial statements as "Guarantee Deposits" (R$770 million) and "Other Provisions" (R$492 million), other claims were also granted with an estimated additional value of R$226 million payable.

On June 30, 2022 SAE, in a joint petition with Grupo Industrial Complexo Rio Madeira – GICOM, applied for extinction of the Action for Execution of Judgment filed by GICOM, which related to a portion of the amount defined by the Arbitration Judgment, due to an amicable agreement having been reached between the parties. This agreement terminated the action in which GICOM claimed R$645 million.

On August 4, 2022, a Transaction Agreement was signed between SAE and Grupo Civil, part of CCSA, comprising the companies CNO S.A., Andrade Gutierrez Engenharia S.A. and Novonor Serviços e Participações S.A. – In Judicial Recovery, for definitive termination of the Arbitration Proceeding CCI 21,511/ASM/JPA.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Concomitantly with signature of the agreement, the Parties signed and filed, on August 4, 2022, a joint petition for termination of (a) Arbitration Proceeding CCI 21,511/ASM/JPA, and (b) the Action for Execution of Judgment filed by Grupo Civil, in relation to the claimed amount of R$962 million, which was the remainder of the amount decided by the Arbitration Judgment.

Under the financing contracts signed with the Brazilian Development Bank ('BNDES') and financing contracts under on lending from the BNDES, any obligations arising for SAE under judgments in the arbitration proceedings are to be paid in accordance with the terms of the respective financing contracts.

Thus, the capital increase subscribed and paid up on June 7, 2022 as described above, in the amount of R$1,582,551 was allocated to pay debts arising from Arbitration Judgment CCI-21,511/ASM/JPA, being used for payment of the amounts under the agreement signed with GICOM and Grupo Civil.

SAE reiterated that the arbitration and the action were both heard in camera, and the agreements made are confidential.

Amazônia Energia S.A. and Aliança Norte Energia S.A.

Amazônia Energia and Aliança Norte are shareholders of Norte Energia S.A. ('NESA'), which holds the concession to operate the *Belo Monte* Hydroelectric Plant, on the Xingu River, located in the State of Pará. Through the jointly-controlled entities referred to above, the Cemig GT owns an indirect equity interest in NESA of 11.69%.

On June 30, 2022 NESA presents negative net working capital of R$54,294 (R$189,028 on December 31, 2021) and will spend further amounts on projects specified in its concession contract, even after conclusion of the construction and full operation of the Belo Monte Hydroelectric Plant. According to the estimates and projections, the negative net working capital, and the future demands for investments in the hydroelectric plant, will be supported by revenues from future operations and/or raising of bank loans.

On September 21, 2015, NESA was awarded a preliminary injunction ordering the grantor to abstain, until hearing of the application for an injunction made in the original case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not starting operations on the date established in the original timetable for the project, including those specified in an the grantor (Aneel) Normative Resolution 595/2013 and in the Concession Contract 01/2010-MME for the Belo Monte Hydroelectric Plant'. The legal advisors of NESA have classified the probability of loss as 'possible' and estimated the potential loss on June 30, 2022 to R$3,061 million (R$2,832 million on December 31, 2021).

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Share purchase agreement for acquisition of SPCs owning photovoltaic plants

On April 7, 2022, Cemig Sim signed share purchase agreements to acquire equity interests of 49% in six special-purpose companies (SPCs), held by G2 Energia e Empreendimentos Imobiliários Ltda. and by Apolo Empreendimentos e Energia Ltda. These SPCs own six photovoltaic plants in Lavras, Minas Gerais, operating in shared mini-distributed generation, with total generation capacity of 18.5MWp. They will serve approximately 1,800 clients in the low-voltage residential, commercial and industrial markets, providing reduction of emissions totaling 1,700 tons of CO2 per year.

Signature of the agreements was in exercise of purchase options granted to Cemig Sim under a term sheet signed in November 2020. The transactions were submitted for approval to the Brazilian monopolies authority, Cade, which was one of the conditions for their completion.

On August 4, 2022, acquisition of equity interests in four of the SPCs that were the subject of these agreements was completed, upon implementation of all the required conditions for completion, as shown in this table:

	Plant	Power (MWp)	Shareholders' equity on acquisition date, R$ '000	Adjusted acquisition price, R$ '000	Retention, R$ '000
G2 OLARIA 1 ENERGIA S.A.	Olaria 1	3.25	13,329	7,047	(1,057)
G2 CAMPO LINDO 1 ENERGIA S.A.	Campo Lindo 1	3.25	13,361	7,067	(1,060)
G2 CAMPO LINDO 2 ENERGIA S.A.	Campo Lindo 2	3.25	14,226	7,046	(1,057)
APOLO 1 SPE EMPREENDIMENTOS E ENERGIA S/A	Apolo 1	2.75	9,389	5,925	(889)
G2 OLARIA 2 ENERGIA S/A	Olaria 2	3.25	-	-	-
APOLO 2 SPE EMPREENDIMENTOS E ENERGIA S/A	Apolo 2	2.75	-	-	-
Total		18.50	50,305	27,085	(4,063)

The value of the acquisition is R$27,085, of which R$23,022 was paid on the closing date. The remaining amount of R$4,063, or 15% of the acquisition price, is withheld by Cemig Sim as a guarantee of compliance by the Vendors with obligations to indemnify the purchaser, under the agreements. Release of this amount to the Vendor depends on occurrence of certain events specified in each agreement.

Conclusion of the acquisitions of interests in the SPCs holding Olaria 1 and Apolo 2 depends on implementation of certain conditions specified in the share purchase agreement, for which the amount of R$12,054 is estimated, subject to price adjustment mechanisms specified in the agreements.

Acquisition of interests in SPCs owning photovoltaic plants – Business combination

On June 29, 2022, Cemig approved acquisition, through its wholly-owned subsidiary Cemig Sim, of 100% of the interests held by Genesys Participação Societária Ltda. and Mr. Antônio Carlos Torres in the special-purpose companies ('SPCs') owning photovoltaic generation plants listed below. These plants, which are in Minas Gerais State, are in the construction phase. Completion of the transaction is subject to (i) conditions precedent that are usual in this type of transaction, and (ii) the plants starting operation.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The estimated value of the transaction is approximately R$100 million, as shown in the table below, with an earn-out of R$2 million depending on the actual results of the Prudente de Morais photovoltaic plant:

	Power (MWp)	Estimated transaction value	Operational start-up forecast
UFV Prudente de Moraes	6.46	41,000	Jul. 2022
UFV Montes Claros	3.20	20,000	Sep. 2022
UFV Jequitibá	6.25	39,000	Feb. 2023
Total	16.21	100,000	

Conclusion of the Tariff Review for piped natural gas distribution servisse

On April 28, 2022, The Minas Gerais State economic development department (Secretaria de Desenvolvimento Econômico do Estado de Minas Gerais – SEDE/MG), the state's body responsible for regulation and ratifying of tariffs for piped gas distribution service, published conclusion of its Review of Tariffs for piped natural gas distribution service, with the following effects, approved by SEDE Resolution 21: Cost of Capital: 8.71% p.a.; operating costs within regulatory coverage, and the new tariff structure for supplies made by Gasmig. Considering the aforementioned effects, the tariff repositioning index average interest rate was -10.05% over margins in effect since February 2022.

Its effects are backdated to February 2022, and the differences between the margins approved and those in effect will be captured by the offsetting account from February 1, 2022 and the date of ratification of the tariff adjustment with the margins approved by this Resolution.

Risks related to compliance with laws and regulations

Jointly controlled investees:

Norte Energia S.A. ('NESA') – Investment through Amazônia Energia and Aliança Norte

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys' Office, which involve other shareholders of NESA and certain executives of those other shareholders, In this context, the Federal Public Attorneys have started investigations on irregularities involving contractors and suppliers of NESA and of its other shareholders, which are still in progress.

At present, it is not possible to determine the outcome of these investigations, and their possible consequences. These might at some time in the future affect the investee, further to the write-downs of infrastructure assets in the amount of R$183,000 recorded at NESA in 2015, based on the results of the independent internal investigation conducted by NESA and its other shareholders, the results of which were reflected in the Cemig GT through the equity method in that same year.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

On March 9, 2018 *'Operação Bouna Fortuna'* started, as a 49th phase of *'Operation Lava Jato'* ('Operation Carwash'), According to what has been disclosed by the media this operation investigates payment of bribes by the construction consortium of the *Belo Monte* power plant, comprising the companies Camargo Corrêa, Andrade Gutierrez, Odebrecht, OAS and J, Malucelli, Management of NESA believes that so far there are no new facts that have been disclosed by the 49th phase of 'Operation Carwash' that require additional procedures and internal investigation in addition to those already carried out.

The Company's management, based on its knowledge of the matters described above and on the independent procedure carried out, believes that the conclusions presented in the report of the independent investigation are adequate and appropriate; as a result no adjustment has been made in its interim financial information. The effects of any future changes in the existing scenario will be reflected appropriately in the Company's financial information.

Madeira Energia S.A. ('MESA')

There are ongoing investigation and other legal measures, conducted by the Federal Public Attorneys' Office, which involve other indirect shareholders of MESA and certain executives of those other indirect shareholders, In this context, the Federal Public Attorneys have started investigations searching for irregularities involving contractors and suppliers of MESA and of its other shareholders, In response to allegations of possible illegal activities, the investee and its other shareholders started an independent internal investigation.

The independent internal investigation, concluded in February 2019, in the absence of any future developments such as any leniency agreements by third parties that may come to be signed or collaboration undertakings that may be signed by third parties with the Brazilian authorities, found no objective evidence enabling it to be affirmed that there were any supposed undue payments by MESA that should be considered for possible accounting write-off, pass-through or increase of costs to compensate undue advantages and/or linking of MESA with the acts of its suppliers, in the terms of the witness accusations and/or cooperation statements that have been made public.

The Company's management, based on its knowledge of the matters described above and on the independent procedures carried out, believes that the conclusions presented in the report of the independent investigation are adequate and appropriate; as a result no adjustment has been made in the interim financial information, The effects of any future changes in the existing scenario will be reflected appropriately in the Company's financial information.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Other investigations

In addition to the cases above, there are investigations being conducted by the Public Attorneys' Office of the State of Minas Gerais ('MPMG') and by the Civil Police of the State of Minas Gerais ('PCMG'), which aim to investigate possible irregularities in the investments made by Cemig GT at Guanhães Energia and also at MESA.

Internal procedures for risks related to compliance with law and regulations

Taking into account the investigations that are being conducted by public authorities relating to the Company and to certain investees, as described above, the governance bodies of the Company have authorized contracting third party investigator to analyze the internal procedures related to these investments, as well as internal proceedings related to the acquisition of Light's interest in Enlighted (see Note 24), This independent investigation was subject to oversight of an independent Special Investigation Committee whose creation was approved by our Board of Directors.

The Company's internal investigation was completed, and the corresponding report was issued on May 8, 2020 and identified no objective evidence substantiating illegal acts made by Company in the Company's investments that were the subject of the investigation. Therefore, there was no impact in the Company's interim financial information, neither for the period ended on June 30, 2022 nor for prior periods.

In the second half of 2019, Company signed tolling agreements with the Securities and Exchange Commission (SEC) and US Department of Justice (DOJ), which were extended until August 2021, and on July 2022, respectively, Company has complied with the requests and intends to continue cooperating fully with to the SEC and the DOJ, in accordance with any demands presented.

Due to the completion of the investigations for which the Special Investigation Committee was constituted, from the delivery of the final report by the third party investigator, the governance bodies of the Company decided to extinguish that Committee. If there are any future needs resulting from developments in this matter, the Committee can be reinstated.

In the end of 2020, the Company began internal procedures for investigation of allegations received by the Minas Gerais State Public Attorneys' Office, through Official Letters, the content of which refers to alleged irregularities in public bidding purchasing processes. The investigation is being conducted by an Investigation Committee (Comitê Especial de Investigação – CEI), with support from specialized advisers.

The independent internal investigation begun in 2020 has been concluded, and its final report has been delivered and was approved by the Investigation Committee on November 24, 2021, no matter was identified that might present a significant impact on the interim financial information on June 30, 2022 or on financial statements for prior years, However, the Company awaits completion of the investigations by the Public Attorneys' Office of

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Minas Gerais State (MPMG), and by ither Brazilian and international authorities that are still on going.

The Company will evaluate any changes in the future scenario and potential impacts that could affect the interim financial information, if appropriate. The Company continues to cooperate with domestic and foreign authorities in their analysis related to the ongoing investigations.

16. PROPERTY, PLANT AND EQUIPMENT

Consolidated	Jun 30, 2022			Dec 31, 2021		
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service						
Land	247,028	(27,421)	219,607	246,605	(25,822)	220,783
Reservoirs, dams and watercourses	3,301,813	(2,392,219)	909,594	3,295,828	(2,352,006)	943,822
Buildings, works and improvements	1,090,774	(850,374)	240,400	1,085,943	(837,942)	248,001
Machinery and equipment	2,714,906	(2,023,775)	691,131	2,672,848	(1,975,923)	696,925
Vehicles	20,602	(19,468)	1,134	20,632	(19,260)	1,372
Furniture and utensils	13,735	(11,368)	2,367	13,747	(11,230)	2,517
	7,388,858	(5,324,625)	2,064,233	7,335,603	(5,222,183)	2,113,420
In progress	308,478	-	308,478	305,849	-	305,849
Net property, plant and equipment	7,697,336	(5,324,625)	2,372,711	7,641,452	(5,222,183)	2,419,269

Parent company	Jun 30, 2022			Dec 31, 2021		
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service						
Land	82	-	82	82	-	82
Buildings, works and improvements	55	(25)	30	55	(24)	31
Machinery and equipment	5,200	(5,104)	96	5,200	(4,962)	238
Furniture and utensils	727	(697)	30	727	(693)	34
	6,064	(5,826)	238	6,064	(5,679)	385
In progress	1,026	-	1,026	1,026	-	1,026
Net property, plant and equipment	7,090	(5,826)	1,264	7,090	(5,679)	1,411

Changes in PP&E are as follows:

Consolidated	Dec 31, 2021	Additions	Disposals	Reversal of provision	Depreciation	Transfers	Jun 30, 2022
In service							
Land (1)	220,783	-	-	-	(1,599)	423	219,607
Reservoirs, dams and watercourses	943,822	-	-	-	(40,445)	6,217	909,594
Buildings, works and improvements	248,001	-	-	-	(8,720)	1,119	240,400
Machinery and equipment	696,925	-	(8,661)	-	(34,505)	37,372	691,131
Vehicles	1,372	-	-	-	(238)	-	1,134
Furniture and utensils	2,517	-	-	-	(150)	-	2,367
	2,113,420	-	(8,661)	-	(85,657)	45,131	2,064,233
In progress	305,849	46,977	-	783	-	(45,131)	308,478
Net property, plant and equipment	2,419,269	46,977	(8,661)	783	(85,657)	-	2,372,711

(1) Certain land sites linked to concession contracts and without provision for reimbursement are amortized in accordance with the period of the concession.

(2) Reversal of a provision previously recognized for impairment of works in progress assets with expectation of partial or total cancellation, due to the Company's withdrawn of a previously agreed consortium.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Parent company	Dec 31, 2021	Depreciation	Jun 30, 2022
In service			
Land	82	-	82
Buildings, works and improvements	31	(1)	30
Machinery and equipment	238	(142)	96
Furniture and utensils	34	(4)	30
	385	(147)	238
In progress	1,026	-	1,026
Net property, plant and equipment	1,411	(147)	1,264

Consortium

The Company is a partner in an energy generation consortium for the *Queimado* plant, for which no separate company with independent legal existence was formed to manage the object of the concession. The Company's portion in the consortium is recorded and controlled individually in the respective categories of PP&E and Intangible assets.

	Stake in power output (%)	Average annual depreciation rate (%)	Jun 30, 2022	Dec 31, 2021
In service				
Queimado Power Plant	82.50	3.94	220,049	220,009
Accumulated depreciation			(130,555)	(126,583)
Total in service			89,494	93,426
In progress				
Queimado Power Plant	82.50	-	71	43
Total in progress			71	43
Total			89,565	93,469

17. INTANGIBLE ASSETS

Consolidated	Jun 30, 2022			Dec 31, 2021		
	Cost	Amortization	Value	Cost	Amortization	Value
In service						
Useful life defined						
Temporary easements	14,692	(5,065)	9,627	14,692	(4,726)	9,966
Onerous concession	13,599	(8,805)	4,794	13,599	(8,493)	5,106
Assets of concession	22,131,354	(10,016,002)	12,115,352	21,475,916	(9,669,212)	11,806,704
Assets of concession - GSF	1,031,810	(132,776)	899,034	1,031,809	(65,744)	966,065
Others	78,697	(75,437)	3,260	78,347	(73,854)	4,493
	23,270,152	(10,238,085)	13,032,067	22,614,363	(9,822,029)	12,792,334
In progress	152,981	-	152,981	160,983	-	160,983
Net intangible assets	23,423,133	(10,238,085)	13,185,048	22,775,346	(9,822,029)	12,953,317

Parent company	Jun 30, 2022			Dec 31, 2021		
	Cost	Amortization	Value	Cost	Amortization	Value
In service						
Useful life defined						
Software use rights	13,565	(12,819)	746	13,564	(12,273)	1,291
Brands and patents	8	(8)	-	8	(8)	-
	13,573	(12,827)	746	13,572	(12,281)	1,291
In progress	119	-	119	89	-	89
Net intangible assets	13,692	(12,827)	865	13,661	(12,281)	1,380

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Changes in intangible assets are as follow:

Consolidated	Dec, 31, 2021	Additions	Disposals	Amortization	Transfers (1)	Jun, 30, 2022
In service						
Useful life defined						
Temporary easements	9,966	-	-	(339)	-	9,627
Onerous concession	5,106	-	-	(312)	-	4,794
Assets of concession	11,806,704	-	(10,549)	(389,294)	708,491	12,115,352
Assets of concession - GSF	966,065	-	-	(67,031)	-	899,034
Others	4,493	-	-	(1,593)	360	3,260
	12,792,334	-	(10,549)	(458,569)	708,851	13,032,067
In progress	160,983	27,270	(5)	-	(35,267)	152,981
Net intangible assets	12,953,317	27,270	(10,554)	(458,569)	673,584	13,185,048

(1) The transfers were made between concession contract assets to Intangible assets: R$673,584.

Parent company	Dec 31, 2021	Additions	Amortization	Jun 30, 2022
In service				
Softwares use rights	1,291	-	(545)	746
	1,291	-	(545)	746
In progress	89	30	-	119
Net intangible assets	1,380	30	(545)	865
	1,291	-	(545)	746

Concession assets

The energy and gas distribution infrastructure assets already in service and that will be fully amortized during the concession term are recorded as intangible assets. Assets linked to the infrastructure of the concession that are still under construction are posted initially as contract assets, as detailed in Note 14.

The authorization rights of gas distribution granted to Gasmig, in the amount of R$388,618 (R$396,246 on December 31, 2021), are classified as investments in its individual balance sheet, as Note 15, in accordance with Technical Interpretation ICPC 09.

The concession assets includes the rights of authorization to generate wind energy granted to the Parajuru and Volta do Rio, in the amount of R$110,709 (R$116,446 on December 31, 2021), which are recognized as investments in the interim financial information of the Cemig GT and are classified under intangible assets in the statement of financial position, as per Technical Interpretation ICPC 09.

The Value in Use of the assets was calculated based on the projection of future expected cash flows for the operation of the assets of the subsidiary, brought to present value by the weighted average cost of capital (WACC) defined for the company's wind generation activity, using the Firm Cash Flow (FCFF) methodology.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Renegotiation of hydrological risk – the Generation Scaling Factor (GSF)

On September 9, 2020, the Law 14,052 was passed, changing the Law 13,203/2015, aiming to compensate holders of hydroelectric plants for the costs incurred due to the GSF, under the Energy Reallocation Mechanism (MRE) for the period from 2012 to 2017.

The aim of this new law is to compensate the holders of hydroelectric plants participating in the MRE for non-hydrological risks caused by:

i. generation ventures classified as structural, related to bringing forward of physical guarantee of the plants;
ii. the restrictions on start of operation of the transmission facilities necessary for outflow of the generation output of structural projects; and
iii. generation outside the merit order system, and importation.

This compensation will take the form of extension of the grant of concession or authorization to operate, limited to 7 years, calculated on the basis of the parameters applied by Aneel.

On June 11, 2021, the Board of Directors of the Company authorized withdrawal of any legal proceedings based on the MRE, and the signing of the Term of Acceptance of Law 14,052/2020 provisions, for the plants within the concession contracts of Cemig GT and subsidiaries. With the approval by the Board of Directors, the Company recognized, on the second quarter of 2021, an intangible asset relating to the right to the extension of concessions, with counterpart in "Renegotiation of hydrological risk – Law 14,052/20" according to ReH 2.919/2021.

On September 14, 2021 Aneel ratified the grant extension of the hydroelectric plants participating in the MRE, through Resolution (ReH) 2,932/2021, including Irapé and Queimado, for which the extension were under discussion with the Grantor, and, therefore, were not included in ReH 2,919/2021. Thus, in the third quarter of 2021, there was a recognition of an increase of R$122,208 in Intangible assets, due to the concessions' extension of those plants. As a result, the total of Intangible assets was increased to R$1,031,809 for the consolidated and R$805,613 for the parent company, which is recognized with a counterpart in Renegotiation of hydrological risk – Law 14,052/2020.

The Resolution nº. 2.919/2021 ratified the amount of the right to compensation for the São Simão, Jaguara, Miranda and Volta Grande generation plants, which had been owned by Cemig GT during the period stipulated in the Law 14,052/20 to be compensated but does not specify how this compensation will happen in the event of absence of debts with the Federal Government related to the regime of concessions determined in that Law. The amounts calculated are:

Cemig Geração - Plant re-offered for tender	Amount
São Simão	783,004
Miranda	145,528
Jaguara	237,218
Volta Grande	156,688
Total	1,322,438

47

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Considering that there is no legal provision relating to how the compensation of these non-hydrological risks will happen and the Company's right depends on the occurrence of uncertain future events, which are not totally under its control, as such these contingent assets have not been recognized.

18. LEASING

a) Right of use assets

The right-of-use assets were valued at cost, corresponding to the amount of the initial measurement of the lease liabilities, adjusted by its remeasurements, and amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

Changes in the right of use asset are as follows:

Consolidated	Real estate property	Vehicles	Total
Balances on December 31, 2021	191,567	34,026	225,593
Amortization (1)	(5,205)	(22,811)	(28,016)
Disposals (contracts terminated)	(3,960)	(513)	(4,473)
Addition	5,254	3,109	8,363
Remeasurement (2)	(725)	578	(147)
Balances on June 30, 2022	186,931	14,389	201,320

(1) Amortization of the Right of Use recognized in the Income Statement is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$313 from January to June, 2022 (R$276 from January to June, 2021.

(2) The Company and its subsidiaries have identified events giving rise to revaluation and modifications of their principal contracts. The lease liabilities are restated with adjustment to the asset of Right of Use.

Parent company	Real estate property	Total
Balances on December 31, 2021	2,050	2,050
Amortization (1)	(43)	(43)
Balances on June 30, 2022	2,007	2,007

(1) Amortization of the Right of Use recognized in the Income Statement is net of use of the credits of PIS/Pasep and Cofins taxes on payments of rentals, a total R$3 on June 30, 2022 (R$3 on June 30, 2021).

b) Lease liabilities

The liability for leasing agreements is measured at the present value of lease payments to be made over the lease term, discounted at the Company's incremental borrowing rate. The liability carrying amount is remeasured to reflect leases modifications.

The changes in the lease liabilities are as follows:

	Consolidated	Parent company
Balances on December 31, 2021	244,023	2,252
Addition	8,363	-
Business combination adjustment	(159)	-
Interest incurred (1)	13,372	140
Leasing paid	(36,922)	(143)
Interest in leasing contracts	(1,147)	(5)
Disposals (contracts terminated)	(4,767)	-
Remeasurement (2)	(147)	-
Balances on June 30, 2022	222,616	2,244
Current liabilities	38,950	277
Non-current liabilities	183,666	1,967

48

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(1) Financial revenues recognized in the Income Statement are net of incorporation of the credits for PIS/Pasep and Cofins taxes on payments of rentals, in the amounts of R$899 and R$10 from January to June 2022 (R$840 and R$10 from January to June, 2021), for the consolidated and individual interim financial information, respectively.

(2) The Company and its subsidiaries identified events that give rise to restatement and modifications of their principal contracts; the lease liability was remeasured with an adjustment to the asset of right of use.

The potential right to recovery of PIS/Pasep and Cofins taxes embedded in the leasing consideration, according to the periods specified for payment, is as follows:

Cash flow	Consolidated		Parent company	
	Nominal	Adjusted to present value	Nominal	Adjusted to present value
Consideration for the leasing	622,778	222,616	6,959	2,244
Potential PIS/Pasep and Cofins (9,25%)	54,928	18,577	644	208

For lease liability and right of use measuring and remeasuring, the Company used the technique of discounted cash flow, without considering projected future inflation in the flows to be discounted, as per the prohibition imposed by CPC 06 (R2).

The cash flows of the leasing contracts are, in their majority, updated by the IPCA inflation index, annually. Below is an analysis of maturity of lease contracts:

	Consolidated (nominal)	Parent company (nominal)
2022	26,633	148
2023	36,199	296
2024	27,705	296
2025	27,567	296
2026	27,412	296
2027 at 2047	477,262	5,627
Undiscounted values	622,778	6,959
Embedded interest	(400,162)	(4,715)
Lease liabilities	222,616	2,244

19. SUPPLIERS

	Consolidated		Parent company	
	Jun 30, 2022	Dec 31, 2021	Jun 30, 2022	Dec 31, 2021
Energy on spot market – CCEE	102,326	129,957	-	-
Charges for use of energy network	179,997	175,476	95	95
Energy purchased for resale	1,123,881	1,314,197	109,844	62,322
Itaipu Binacional	130,697	331,118	-	-
Gas purchased for resale	265,317	227,683	-	-
Materials and services	583,362	504,912	458	2,265
	2,385,580	2,683,343	110,397	64,682

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

20. TAXES PAYABLE AND AMOUNTS TO BE REFUNDED TO CUSTOMERS

	Consolidated		Parent company	
	Jun, 30, 2022	Dec, 31, 2021	Jun, 30, 2022	Dec, 31, 2021
Current				
ICMS	88,196	123,928	13,565	2,616
Cofins (1)	167,327	166,482	16,794	30,030
PIS/Pasep (1)	36,250	36,180	3,618	6,496
INSS	37,938	36,178	1,850	1,940
Others (2)	88,462	165,328	32,574	91,682
	418,173	528,096	68,401	132,764
Non-current				
Cofins (1)	299,333	280,690	-	-
PIS/Pasep (1)	65,045	60,999	-	-
	364,378	341,689	-	-
	782,551	869,785	68,401	132,764
Amounts to be refunded to customers				
Current				
PIS/Pasep and Cofins	2,579,363	704,025	-	-
Non-current				
PIS/Pasep and Cofins	213,869	2,318,910	-	-
	2,793,232	3,022,935	-	-

(1) Includes PIS/Pasep and Cofins recognized in current liability includes the deferred taxes related to the interest revenue arising from the financing component in contract asset and to the revenue of construction and upgrade associated with the transmission concession contract, whose consideration will be received in at least twelve months after the reporting period. For more information, see Note 14.

(2) The balance of December 31, 2021 includes the withholding income tax on Interest on equity declared on December 10, 2021, This payment was made in January 2022, in accordance with the tax legislation.

The amounts of PIS/Pasep and Cofins taxes to be refunded to customers refer to the credits to be received by the Cemig D and Gasmig following the extinction of the ICMS value added tax within the taxable amount for calculation of those taxes, in amount of R$2,793,232, as described in Note 8a, in a total amount of R$2,518,806 until June, 2022, has been reimbursed to clients (R$1,583,314 until December, 2021).

Complementary to the liabilities for the portion of the tax credits corresponding to the period of the last 10 years, in June 2022 Cemig D posted the updated amount of R$624,251 arising from ratification of the Annual Tariff Adjustment of 2022, which took into account the effects of Draft Law 1,280/22, converted into Law 14,385/22. That law specifies that 100% of the amounts arising from tax charged in excess (arising from the ruling that PIS/Pasep and Cofins taxes could not be charged on amounts of ICMS tax included within electricity bills) should be reimbursed to consumers. The balance posted is net of PIS/Pasep and Cofins taxes on the finance income arising from monetary updating of the amounts in question.

Further, a provision in the amount of R$1,405,106 was posted, by Cemig D, related to the reimbursement of the tax credit to consumers, based on review of management's risk assessment, supported by the opinions of its legal advisers, for the amount in excess of the amount that had been included in the 2022 Annual Tariff Adjustment relating to the period as from the 11th year, backdated to the date of the final judgment against which there was no further appeal. For more information, see Note 20.

The Company started the reimbursement of the amounts to its customers, as follows:

- On August 18, 2020, Aneel ratified the inclusion into the tariff adjustment for 2020 of a negative financial component of R$714,339, in effect from August 19, 2020 to

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

May 27, 2021 – this corresponds to the release of the escrow funds following final judgment in Company's favor against which there is no further appeal.

- On May 25, 2021, Aneel ratified incorporation into the 2021 tariff adjustment, in effect from May 28, 2021 to May 27, 2022, of the negative financial component of R$1,573,000, corresponding to the total amount of the credits offset and received when the escrow deposit was released.
- On June 22, 2022, Aneel ratified incorporation into the 2022 tariff adjustment, in effect from June 22, 2022 to May 27, 2023, of a negative financial component of R$2,810,830, corresponding to the reimbursements of the PIS/Pasep and Cofins taxes. There are more details on the credits in Note 8a to this interim financial information. See Note 13.4 for more information on the Cemig D tariff adjustment.

The subsidiary Gasmig recognized the liability corresponding to the amounts to be refunded to its customers, based on 10 years period, from the date of the end of the semester, in the amount of R$180,484. The 10 years period refers to the maximum amount possibly subject to restitution, to be validated after further analysis of the judicial decisions and legislation that will be issued.

21. LOANS, FINANCING AND DEBENTURES

Financing source	Principal maturity	Annual financial cost %	Currency	Consolidated			
				Jun 30, 2022			Dec 31, 2021
				Current	Non-current	Total	Total
FOREIGN CURRENCY							
Eurobonds (7)	2024	9.25%	U$$	39,585	5,237,999	5,277,584	5,622,673
(-) Transaction costs				-	(7,014)	(7,014)	(8,220)
(±) Interest paid in advance (2)				-	(11,444)	(11,444)	(13,356)
Debt in foreign currency				39,585	5,219,541	5,259,126	5,601,097
BRAZILIAN CURRENCY							
Eletrobrás (3)	2023	UFIR + 6.00% a 8.00%	R$	3,231	765	3,996	5,647
Sonda (8)	2022	110.00% do CDI	R$	55,554	-	55,554	52,430
Debt in Brazilian Currency				58,785	765	59,550	58,077
Total of Loans and Financings				98,370	5,220,306	5,318,676	5,659,174
Debentures - 3rd Issue – 3rd Series (1)	2022	IPCA + 6.20%	R$	-	-	-	428,367
Debentures - 3rd Issue – 3rd Series (3)	2025	IPCA + 5.10%	R$	304,968	578,141	883,109	1,147,465
Debentures - 7th Issue – 1st Series (3)	2024	CDI + 0.45%	R$	545,484	540,000	1,085,484	1,355,933
Debentures - 7th Issue – 2nd Series (3)	2026	IPCA + 4.10%	R$	2,950	1,848,320	1,851,270	1,759,628
Debentures - 8th Issue – 1st Series (3)	2027	CDI + 1.35%	R$	272	500,000	500,272	-
Debentures - 8th Issue – 1st Series (3)	2029	IPCA + 6.10%	R$	118	502,462	502,580	-
Debentures – 4th Issue – 1st Series (5)	2022	TJLP+1.82%	R$	5,045	-	5,045	10,028
Debentures – 4th Issue – 2nd Series (5)	2022	Selic + 1.82%	R$	2,207	-	2,207	4,376
Debentures – 4th Issue – 3rd Series (5)	2022	TJLP + 1.82%	R$	4,821	-	4,821	10,597
Debentures – 4th Issue – 4th Series (5)	2022	Selic + 1.82%	R$	2,615	-	2,615	5,201
Debentures – 7th Issue – Single series (5)	2023	CDI + 1.50%	R$	20,044	20,000	40,044	40,049
Debentures – 8th Issue – Single series (5)	2031	IPCA + 5.27%	R$	19,333	1,021,470	1,040,803	986,446
(-) Discount on the issuance of debentures (6)				-	(13,740)	(13,740)	(15,002)
(-) Transaction costs				(3,018)	(35,323)	(38,341)	(28,299)
Total, debentures				904,839	4,961,330	5,866,169	5,704,789
Total				1,003,209	10,181,636	11,184,845	11,363,963

51

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Financing source	Principal maturity	Annual financial cost %	Currency	Parent company			
				Jun 30, 2022			Dec 31, 2021
				Current	Non-current	Total	Total
BRAZILIAN CURRENCY							
Sonda (8)	2021	110.00% do CDI	R$	55,554	-	55,554	52,430
Total of loans and financings				55,554	-	55,554	52,430

(1) Cemig Geração e Transmissão.
(2) Advance of funds to achieve the yield to maturity agreed in the Eurobonds contract.
(3) Cemig Distribuição.
(4) Parent Company, Arising from merger of Cemig Telecom.
(5) Gasmig; The proceeds from the 8th debenture issue, concluded by Gasmig on September 10, 2020, in the amount of R$850,000, were used to redeem the Promissory Notes issued on September 26, 2019, with maturity at 12 months, whose proceeds were used in their entirety for payment of the concession grant fee for the gas distribution concession contract.
(6) Discount on the sale price of the 2nd series of the Seventh issue of Cemig Distribuição.
(7) In August 2021, Cemig GT carried out a partial buyback of its Eurobonds issue, in the principal amount of US$500 million, There are more details on this transaction later in this Note.
(8) Cemig Controladora, Decorrente da Incorporação da Cemig Telecom.

The debentures issued by the subsidiaries are non-convertible, there are no agreements for renegotiation, nor debentures held in treasury.

Funding raised

On June 29, 2022, Cemig D completed settlement of its 8th issue of non-convertible debentures, with surety guarantee, in two Series, for a total of R$1,000,000, which were the subject of a public offering for distribution, with limited efforts, in accordance with CVM regulations.

The following were placed in this restricted offering:

i. 1st Series: 500,000 Debentures, with total amount of R$500,000, remuneration at the CDI Rate + 1.35%, and maturity at five years, the proceeds to be allocated to strengthening the Company's cash position; and

ii. 2nd Series: 500,000 Debentures, with total amount of R$500,000, remuneration at the CDI Rate + 6.1052%, and maturity at seven years, the proceeds to be allocated to expenditure on the project to expand electricity distribution, as detailed in the issue documents of the Debentures.

Financing source	Entry date	Main maturity	Financial charges annual	Value
Brazilian currency				
Debentures – 8rd Issue, 1rd Series	June, 2022	2027	CDI + 1.35%	500,000
Debentures – 8rd Issue, 2rd Series	June, 2022	2029	6.10% of IPCA	500,000
(–) Transaction costs				(12,050)
(-) Discount (1)				(375)
Total				987,575

(1) Discount on emission of the 2nd Series of the Debentures.

52
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Guarantees

The guarantees of the debt balance on loans and financing, on June 30, 2022, were as follows:

	Jun 30, 2022
Promissory notes and sureties	6,141,941
Guarantee and receivables	2,918,043
Sureties	990,433
Receivables	18,510
Shares	55,554
Unsecured	1,060,364
TOTAL	11,184,845

The composition of loans, financing and debentures, by currency and index, with the respective amortization, is as follows:

Consolidated	2022	2023	2024	2025	2026	2027 onwards	Total
Currency							
US dollar	39,585	-	5,237,999	-	-	-	5,277,584
Total, currency denominated	39,585	-	5,237,999	-	-	-	5,277,584
Index							
IPCA (1)	38,293	289,076	397,224	1,327,396	1,044,333	1,181,440	4,277,762
UFIR/RGR (2)	1,617	2,379	-	-	-	-	3,996
CDI (3)	318,936	597,240	270,000	-	-	500,000	1,686,176
URTJ/TJLP (4)	9,866	-	-	-	-	-	9,866
Total by index	368,712	888,695	667,224	1,327,396	1,044,333	1,681,440	5,977,800
(-) Transaction costs	(2,590)	(3,138)	(7,011)	(4,164)	(4,174)	(24,278)	(45,355)
(±) Interest paid in advance	-	-	(11,444)	-	-	-	(11,444)
(-) Discount	-	-	-	(6,683)	(6,683)	(374)	(13,740)
Overall total	405,707	885,557	5,886,768	1,316,549	1,033,476	1,656,788	11,184,845

Parent company	2022	Total
Indexers		
CDI (3)	55,554	55,554
Total, governed by indexers	55,554	55,554

(1) Expanded National Customer Price (IPCA) Index.
(2) Fiscal Reference Unit (Ufir / RGR).
(3) CDI: Interbank Rate for Certificates of Deposit.
(4) Interest rate reference unit (URTJ) / Long-Term Interest Rate (TJLP).

The US dollar and index used for monetary updating of loans and financings had the following variations:

Currency	Accumulated change in first semester of 2022 (%)	Accumulated change in first semester of 2021 (%)	Indexer	Accumulated change in first semester of 2022 (%)	Accumulated change in first semester of 2021 (%)
US dollar	(6.14)	(3.74)	IPCA	5.49	3.77
			CDI	5.36	1.26
			TJLP	28.20	1.32

Currency	Accumulated change on Apr to Jun 30, 2022 (%)	Accumulated change on Apr to Jun 30, 2021 (%)	Indexer	Accumulated change on Apr to Jun 30, 2022 (%)	Accumulated change on Apr to Jun 30, 2021 (%)
US dollar	10.56	(12.20)	IPCA	2.22	1.68
			CDI	2.86	0.77
			TJLP	12.17	5.01

53
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The changes in loans, financing and debentures are as follows:

	Consolidated	Parent company
Balances on December 31, 2021	**11,363,963**	**52,430**
Loans obtained	1,000,000	-
Transaction costs	(12,050)	-
Discount on the issuance of debentures	(375)	-
Loans obtained, net	**987,575**	-
Monetary variation	142,838	-
Exchange rate variation	(342,500)	-
Financial charges provisioned	478,329	3,124
Amortization of transaction cost	3,210	-
Financial charges paid	(475,481)	-
Amortization of financing	(973,089)	-
Balances on June 30, 2022	11,184,845	55,554

Borrowing costs, capitalized

The subsidiaries Cemig D and Gasmig considered the costs of loans and financing linked to construction in progress as construction costs of intangible and concession contract assets, as follows:

	Jan to Jun, 2022	Jan to Jun, 2021
Costs of loans and financing	478,329	602,204
Financing costs on intangible assets and contract assets	(18,661)	(12,872)
Net effect in Profit or loss	**459,668**	**589,332**

(1) The average capitalization rate p.a. on June 30, 2022 was 13,04% (7,78% on June 30, 2021),

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in the additions to cash flow of investment activities, as they do not represent an outflow of cash for acquisition of the related asset.

Restrictive covenants

There are early maturity clauses for cross-default in the event of non-payment by Cemig D, GT or by the Company, of any pecuniary obligation with individual or aggregate value greater than R$50 million ("cross default").

The Company and its subsidiaries have contracts with financial covenants as follows:

Title - Security	Covenant	Ratio required – Issuer	Ratio required Cemig (guarantor)	Compliance required
Eurobonds Cemig GT (1)	Net debt / Ebitda adjusted for the Covenant (3)	The following or less: 2,5 on/after Dec 31, 2021	The following or less: 3,0 on/after Dec 31, 2021	Semi-annual and annual
7th Debentures Issue Cemig D	Net debt / Ebitda adjusted	Less than 3,5	Less than 3,0	Semi-annual and annual
Debentures Gasmig (2)	Overall indebtedness (Total liabilities/Total assets)	Less than 0,6	-	Annual
	Ebitda / Debt servicing	1,3 or more	-	Annual
	Ebitda / Net finance income (expenses)	2,5 or more	-	Annual
	Net debt / Ebitda	The following or less 2,5	-	Annual

54
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Title - Security	Covenant	Ratio required – Issuer	Ratio required Cemig (guarantor)	Compliance required
8th Debentures Issue Gasmig Single series (3)	EBITDA/Debt servicing	1,3 or more	-	Annual
	Net debt/EBITDA	3,0 or less	-	Annual

(1) Ebitda is defined as: (i) Profit before interest, income tax and Social Contribution tax on profit; depreciation; and amortization, calculated in accordance with CVM Instruction 527, of October 4, 2012; – less: (ii) non-operational profit; any non-recurring non-monetary credits or gains that increase net profit; any payments in cash made on consolidated basis during the period relating to non-monetary charges that were newly added in the calculation of Ebitda in any prior period; and any non-recurring non-monetary expenses or charges.

(2) If Gasmig does not achieve the required covenants, it must, within 120 days from the date of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable by the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Certain contractually specified situations can cause early maturity of other debts (cross-default).

(3) Non-compliance with the financial covenants results in automatic early maturity. If early maturity is declared by the debenture holders, Gasmig must make the payment after receipt of notification.

Management monitors this index systematically and constantly, so that the condition is met.

The information on the derivative financial instruments (swaps) contracted to hedge the debt servicing of the Eurobonds (principal, in foreign currency, plus interest), and the Company's exposure to interest rate risks, are disclosed in Note 30.

22. REGULATORY CHARGES

	Consolidated	
	Jun 30, 2022	Dec 31, 2021
Liabilities		
Global Reversion Reserve – RGR	28,001	28,198
Energy Development Account – CDE	149,524	109,618
Grantor inspection fee – Aneel	2,839	2,526
Energy Efficiency	236,394	237,426
Research and development	124,068	112,267
Energy system expansion research	3,597	4,377
National scientific and technological development fund	7,208	8,759
Proinfa – Alternative energy program	13,619	16,623
Royalties for use of water resources	6,539	5,374
Emergency capacity charge	26,325	26,325
Customer charges – Tariff flags	16	251,837
CDE on R&D	2,293	2,767
CDE on EEP	3,330	4,583
Others	4,624	4,638
	608,377	815,318
Current liabilities	551,046	610,695
Non-current liabilities	57,331	204,623

23. POST-EMPLOYMENT OBLIGATIONS

Consolidated	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Net liabilities on December 31, 2021	2,670,153	3,468,504	66,017	6,204,674
Expense recognized in Statement of income	142,409	188,996	3,633	335,038
Contributions paid	(131,667)	(95,436)	(1,824)	(228,927)
Net liabilities on June 30, 2022	2,680,895	3,562,064	67,826	6,310,785
			Jun 30, 20222	Dec 31, 2021
Current liabilities			366,545	346,733
Non-current liabilities			5,944,240	5,857,941

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Parent company	Pension plans and retirement supplement plans	Health plan	Dental plan	Total
Net liabilities on December 31, 2021	498,434	220,585	5,047	724,066
Expense recognized in Statement of income	26,623	11,808	273	38,704
Contributions paid	(6,481)	(5,419)	(111)	(12,011)
Net liabilities on June 30, 2022	518,576	226,974	5,209	750,759

	Jun 30, 2022	Dec 31, 2021
Current liabilities	28,047	26,917
Non-current liabilities	722,712	697,149

Amounts recorded as current liabilities refer to contributions to be made by Cemig and its subsidiaries in the next 12 months for the amortization of the actuarial liabilities.

The amounts reported as expense in the income statement refer to the portions of the costs of post-employment obligations, in amount of R$ 304,765 (R$215,971 in the first semester of 2021), plus the financial costs and monetary updating of the debt agreed with Forluz, in the amount of R$ 30,273 (R$34,148 in the first semester of 2021).

Life insurance

Until the end of the Collective Agreement in effect until October 2021, the Company made available coverage of 50% of the life insurance policy cost, with certain specific characteristics for retirees.

However, as a result of the amendment in the Collective Labor Agreement for 2021-2023, in relation to offer and payment of life insurance for the employees and former employees, the Company wrote off, in the fourth quarter of 2021, the balance of the obligation, remeasured using the revised actuarial assumptions, recognized in the income statement and Shareholders' equity, in the amounts of R$415,438, and R$59,495.

On February of 2022, the Association of Retired Electricity Workers and Pension Holders of Cemig and its Subsidiaries (Associação dos Eletricitários Aposentados e Pensionistas da Cemig e Subsidiárias – AEA/MG) filled on injunction requesting the Company to comply with and maintain in full the same terms relating to coverage of the life insurance premium as it was previously practiced, However, on February 11, 2022, the Regional Employment Law Appeal Court of the 3rd Region refused this claim, on the grounds that this had been validly decided in the Collective Labor Agreement. This case is currently awaiting judgment of the Ordinary Appeal.

Debt with the pension fund (Forluz)

On June 30, 2022 the Company and its subsidiaries has recognized an obligation for past actuarial deficits relating to the pension fund in the amount of R$329,342 (R$384,513 on December 31, 2021). This amount has been recognized as an obligation payable, and will be amortized until June of 2024, through monthly installments calculated by the system of constant installments (known as the 'Price' table) and adjusted by the IPCA (Expanded National Customer Price) inflation index (published by the Brazilian Geography and Statistics Institute – IBGE) plus 6% per year. The Company is required to pay this debt even if Forluz

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

has a surplus, thus, the Company maintain recorded the debt in full and record the effects of monetary updating and interest in finance income in the statement of income.

Agreement to cover the deficit on Forluz Pension Plan 'A'

Forluz and the sponsors Cemig, Cemig GT and Cemig D have signed a Debt Assumption Instrument to cover the deficit of Plan A for the years of 2015, 2016 and 2017. On June 30, 2022 the total amount payable by Cemig and its subsidiaries as a result of the Plan A deficits was R$534,185 (R$538,934 on December 31, 2021 referring to the Plan A deficits of 2015, 2016 and 2017). The monthly amortizations, calculated by the constant installments system (Price Table), will be paid up to 2031 for the 2015 and 2016 deficits, in the amount of R$344,234, and up to 2033 for the 2017 deficit, in the amount of R$189,951. Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA. If the plan reaches actuarial surplus before the full period of amortization of the debt, also Company will not be required to pay the remaining installments and the contract will be extinguished.

Deposits on consignment to Forluz

Resolution of the 2019 deficit

On December of 2020, in accordance with the applicable legislation, Forluz proposed to Cemig a new Debt Assumption Instrument to be signed between Forluz and the sponsors Cemig, Cemig GT and Cemig D, in accordance with the plan to cover the deficit of Plan A, which occurred in 2019. The total amount to be paid by the Company as a result of the deficit found in Plan A, without considering parity of contribution, is R$160,425, through 166 monthly installments. The remuneration interest rate applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA, If the plan reaches actuarial surplus before the full period of amortization of the debt, also Company will not be required to pay the remaining installments and the contract will be extinguished.

The Company recognized the legal obligation in relation to the deficit of Plan A, corresponding to 50% of the minimum amount, and, thus, obeying the contribution parity rule, made the payments of R$11,636 (R$6,783 on December 31, 2021) with remain at the disposal of Forluz to be redeemed at an account with an official bank. Due to the refusal by Forluz to receive this amount, on May 26, 2021 the Company proposed an Action of Consignment in Payment.

Due to the Debt Assumption Instrument not being signed for coverage of the minimum amount proposed in the plan for solution of the Plan A actuarial deficit for 2019, and the refusal of the payments in consignment made by the Company, on April 27, 2021 Forluz filed legal action against sponsors Cemig, Cemig GT and Cemig D, applying for approval and confirmation of the request to ensure compliance with the contracting of the debt for coverage of the deficit of Plan A, in the amount of R$160,425, for the 2019 business year.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

In May 2022 the first instance of the Employment Law Appeal Court of Minas Gerais gave a decision in favor of Forluz, and against the Company's requests – but in this dispute appeal lies to hire instances. As a result the Company, based on the assessments of its specialists, has opted to maintain its assessment of the chances of loss in the action as 'possible'.

Resolution of the 2020 deficit

On March 31, 2022, in view of the divergences mentioned in the previous item, payment in consignation of the 2020 deficit of Plan A was begun, with deposit of the first tranche, limited to 50% of the amounts specified in the Plan proposed by Forluz, in obedience to the constitutional rule of parity of contribution. Forluz appealed, exercising its procedural right, on April 18, 2022. The amount deposited by the Company, on June 30, 2022, was R$3,586, which will be held in escrow, available to Forluz, by an official bank.

The total amount to be paid by the Company arising from the deficit ascertained in Plan A, without considering parity, is R$251,644, in 158 monthly payments, with remuneratory interest of 6% per year on the outstanding balance, plus inflation as measured by the IPCA-IBGE (Expanded National Consumer Price index). If the plan reaches actuarial balance before the full period of amortization of the contract, the Company is dispensed from payment of the remaining installments and the contract is extinguished.

24. PROVISIONS

	Consolidated				
	Dec 31, 2021	Additions	Reversals	Settled	Jun 30, 2022
Operating provisions (a)					
Credits from PIS/Pasep and Cofins to be refunded to customers	-	1,405,106	-	-	1,405,106
Provisions to contingencies (b)					
Labor	403,934	48,764	(9,075)	(44,115)	399,508
Civil					
Customer relations	32,235	19,424	-	(14,214)	37,445
Other civil actions	38,548	8,399	(462)	(4,688)	41,797
	70,783	27,823	(462)	(18,902)	79,242
Tax	1,295,661	65,455	-	(2,729)	1,358,387
Regulatory	47,842	6,629	(4,847)	(4,420)	45,204
Others	70,752	12,804	(5,702)	(8,347)	69,507
Total	1,888,972	1,566,581	(20,086)	(78,513)	3,356,954

	Consolidated				
	Dec 31, 2021	Additions	Reversals	Settled	Jun 30, 2022
Labor	43,075	3,908	-	(2,467)	44,516
Civil					
Customer relations	1,220	501	-	(145)	1,576
Other civil actions	2,421	1,020	-	(2)	3,439
	3,641	1,521	-	(147)	5,015
Tax	177,722	9,340	-	(2,122)	184,940
Regulatory	11,166	4,147	(3,176)	(4,125)	8,012
Others	1,391	386	(185)	(364)	1,228
Total	236,995	19,302	(3,361)	(9,225)	243,711

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

a) Operating provisions

On June 27, 2022, Law 14385/22 came into force. It specifies that 100% of the amounts arising from tax charged in excess (arising from the ruling that PIS/Pasep and Cofins taxes could not be charged on amounts of ICMS tax included within electricity bills) should be reimbursed to consumers. As a result a provision was made in the amount of R$ 1,405,106, representing the amounts exceeding those included in the 2022 Annual Tariff Adjustment, relating to the periods covered by the expiry of limitation, as from the 11th year, backdated to the date on which final judgment against which there is no further appeal was given in the ICMS action. The balance posted is net of PIS/Pasep and Cofins taxes on the finance income arising from monetary updating of the amounts in question.

The Company's management awaits regulation of the Law by Aneel, and is assessing possible future actions related to this matter with its legal advisers.

b) Provisions for contingencies

The Company and its subsidiaries are involved in certain legal and administrative proceedings at various courts and government bodies, arising in the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Claims in which the Company is a defendant

The Company and its subsidiaries recorded provisions for contingencies in relation to the legal claims in which, based on the assessment of the Company's management and its legal advisors, the probability of loss are assessed as 'probable' (i,e, an outflow of funds to settle the obligation will be necessary), as follows:

The Company and its subsidiaries' management, in view of the extended period and the Brazilian judiciary, tax and regulatory systems, believes that it is not practical to provide information that would be useful to the users of this interim financial information in relation to the the timing of any cash outflows, or any possibility of reimbursements.

The Company and its subsidiaries believe that any disbursements in excess of the amounts provisioned, when the respective claims are completed, will not significantly affect the Company and its subsidiaries' result of operations or financial position.

The main provisions and contingent liabilities are provided below, with the best estimation of expected future disbursements for these contingencies:

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Provisions, made for legal claims in which the probability of loss have been assessed as 'probable' and contingent liabilities, for actions in which the probability of loss are assessed as 'possible'

Labor claims

The Company and its subsidiaries are involved in various legal claims filed by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The aggregate amount of the contingency is approximately R$1,528,157 (R$1,570,680 at December 31, 2021), of which R$399,508 (R$403,934 at December 31, 2021) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

Customers claims

The Company and its subsidiaries are involved in various civil actions relating to indemnity for personal injury and for material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$254,288 (R$180,858 at December 31, 2021), of which R$37,445 (R$32,235 at December 31, 2021) has been recorded – this being the probable estimate for funds needed to settle these disputes.

Other civil proceedings

The Company and its subsidiaries are involved in various civil actions claiming indemnity for personal and material damages, among others, arising from incidents occurred in the normal course of business, in the amount of R$544,838 (R$460,540 on December 31, 2021), of which R$41,796 (R$38,548 at December 31, 2021) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

Tax

The Company and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Urban Property Tax (*Imposto sobre a Propriedade Territorial Urbana*, or IPTU); the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (*Programa de Integração Social*, or PIS); the Contribution to Finance Social Security (*Contribuição para o Financiamento da Seguridade Social*, or Cofins); Corporate Income tax (*Imposto de Renda Pessoa Jurídica*, or IRPJ); the Social Contribution (*Contribuição Social sobre o Lucro Líquido*, or CSLL); and motions to tax enforcement. The aggregate amount of this contingency is approximately R$240,184 (R$212,312 on December 31, 2021), of which R$20,590 (R$19,041 at December 31, 2021) has been recorded – the amount estimated as probably necessary for settlement of these disputes.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

In addition to the issues above the Company and its subsidiaries are involved in various proceedings on the applicability of the IPTU Urban Land Tax to real estate properties that are in use for providing public services. The aggregate amount of the contingency is approximately R$90,742 (R$86,847 on December 31, 2021). Of this total, R$3,566 has been recognized (R$3,432 on December 31, 2021) – this being the amount estimated as probably necessary for settlement of these disputes. The company has been successful in its efforts to have its IPTU tax liability suspended, winning judgments in favor in some cases – this being the principal factor in the reduction of the total value of the contingency.

Social Security contributions on profit sharing payments

The Brazilian tax authority (*Receita Federal*) has filed administrative and court proceedings against the Company, relating to social security contributions on the payment of profit sharing to its employees over the period 1999 to 2016, alleging that the Company did not comply with the requirements of Law 10.101/2000 on the argument that it did not previously establish clear and objective rules for the distribution of these amounts. In August 2019, the Regional Federal Court of the First Region published a decision against the Company on this issue. As a result the Company, based on the opinion of its legal advisers, reassessed the probability of loss from 'possible' to 'probable' for some portions paid as profit-sharing amounts, maintaining the classification of the chance of loss as 'possible' for the other portions, since it believes that it has arguments on the merit for defense and/or because it believes that the amounts questioned are already within the period of limitation.

The amount of the contingencies is approximately R$1,735,454 (R$1,433,086 on December 31, 2021), of which R$1,333,049 has been provisioned (R$1,272,036 on December 31, 2021), this being the estimate of the probable amount of funds to settle these disputes.

Non-homologation of offsetting of tax credit

The federal tax authority did not ratify the Company's declared offsetting, in corporate income tax returns, of carry-forwards and undue or excess payment of federal taxes – IRPJ, CSLL, PIS/Pasep and Cofins – identified by official tax deposit receipts ('DARFs' and 'DCTFs'). The Company and its subsidiaries are contesting the non-homologation of the amounts offset. The amount of the contingency is R$194,697 (R$199,430 on December 31, 2021), of which R$1,183 (R$1,152 at December 31, 2021), has been provisioned, since the relevant requirements of the National Tax Code (CTN) have been complied with.

Regulatory

The Company and its subsidiaries are involved in numerous administrative and judicial proceedings, challenging, principally: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of energy; and (iii) the tariff increase made during the federal government's economic stabilization plan referred to as the 'Cruzado Plan', in 1986. The aggregate amount of the contingency is approximately R$437,178 (R$385,244 on December 31, 2021), of which

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

R$45,204 (R$47,842 at December 31, 2021) has been recorded as provision – the amount estimated as probably necessary for settlement of these disputes.

Other legal actions in the normal course of business

Breach of contract – Power line pathways and accesses cleaning services contract

The Company and its subsidiaries are involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount recorded is R$60,367 (R$55,193 on December 31, 2021), this being estimated as the likely amount of funds necessary to settle this dispute.

'Luz Para Todos' Program

The Company is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as the *'Luz Para Todos'*. The estimated amount of the contingency is approximately R$456,917 (R$419,869 on December 31, 2021). Of this total, R$882 (R$810 on December 31, 2021) has been provisioned the amount estimated as probably necessary for settlement of these disputes.

Other legal proceedings

Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, related to the normal course of their operations including: environmental matters, removal of residents from risk areas; and indemnities for rescission of contracts, on a lesser scale, related to the normal course of its operations, with an estimated total amount of R$443,265 (R$401,589 at December 31, 2021), of which R$8,258 (R$14,749 at December 31, 2021), the amount estimated as probably necessary for settlement of these disputes.

Contingent liabilities – loss assessed as 'possible'

Taxes and contributions

The Company and its subsidiaries are involved in numerous administrative and judicial proceedings in relation to taxes, below are details of the main claims:

Indemnity of employees' future benefit (the 'Anuênio')

In 2006 the Company and its subsidiaries paid an indemnity to its employees, totaling R$177,686, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company and its subsidiaries did not pay income tax nor Social Security contributions in relation to these amounts because it believed that amounts paid as indemnity are not taxable. However, given the possibility of dispute and to avoid risk of future penalty payments, the Company and its subsidiaries filed legal actions for recognition of the right of non-taxation

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

on these Anuênio payments, making separate submissions and argument in relation to (a) income tax and (b) the social security contribution, in the aggregate historic amount of R$121,384. Updated for monetary adjustment, these amounts correspond to R$296,350 on June 30, 2022 (R$290,198 on December 31, 2021).

In the action relating to applicability of the social security contribution, a court judgment was given that impedes consideration of an appeal to the Federal Supreme Court – thus consideration by the Higher Appeal Court is a possibility. The chances of loss in this action have been maintained as 'possible', and the entire amount has been paid into court in escrow.

For the action relating to income tax, due to its current phase of procedure, the chances of loss have also been maintained as 'possible'.

Social Security contributions

The Brazilian federal tax authority (*Secretaria da Receita Federal*) has filed administrative proceedings related to various matters: employee profit sharing; the Workers' Food Program (*Programa de Alimentação do Trabalhador*, or PAT); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers' support programs) and fines for non-compliance with accessory obligations. The Company and its subsidiaries have presented defenses and await judgment. The amount of the contingency is approximately R$126,790 (R$121,223 on December 31, 2021). Management has classified the chance of loss as 'possible', also taking into account assessment of the chance of loss in the judicial sphere, (the claims mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment against Cemig as a jointly responsible party with its jointly controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (*Imposto de Renda Retido na Fonte*, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, at July 7, 2011, of 100,00% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75,00% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13,03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$246,712 (R$239,467 on December 31, 2021), and the loss has been assessed as 'possible'.

The social contribution tax on net income (CSLL)

The federal tax authority issued a tax assessment against the Company and its subsidiaries for the years of 2012 and 2013, alleging undue non-addition, or deduction, of amounts relating to the following items in calculating the social contribution tax on net income: (i)

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

taxes with liability suspended; (ii) donations and sponsorship (Law 8,313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$483,384 (R$453,924 on December 31, 2021). The Company has classified the chances of loss as 'possible', in accordance with the analysis of the case law on the subject.

ICMS (local state value added tax)

From December 2019 to December 2021, the Tax Authority of Minas Gerais State issued infraction notices against the subsidiary Gasmig, in the total amount of R$357,435, relating to reduction of the calculation base of ICMS tax in the sale of natural gas to its customers over the period from December 1, 2014 to December 31, 2016, alleging a divergence between the form of calculation used by Gasmig and the opinion of that tax authority, The claims comprises principal amount of R$124,478, penalty payments of R$200,546 and interest of R$32,411.

Considering that the State of Minas Gerais, over a period of more than 25 years, has never made any allegations against the methodology of calculation by the Company, Management and Company's legal advisors, believe that there is a defense under Article 100, III of the National Tax Code, which removes claims for penalties and interest; and that the contingency for loss related to these amounts is 'remote', In relation to the argument on the difference between the amount of ICMS tax calculated by Gasmig and the new interpretation by the state tax authority, the probability of loss was considered 'possible'. On June 30, 2022 the amount of the contingency for the period relating to the rules on expiry by limitation of time is R$159,176 (R$139,938 on December 31, 2021). In July 2021, Gasmig filed a lawsuit for annulment of a tax debit, against the State of Minas Gerais, and this proceeding suspended the tax claim referred to above.

Interest on Equity

The Company filed an application for mandamus, with interim relief, requesting the right to deduct, from the basis of calculation of corporate income tax and Social Contribution tax, the expense relating to payment of Interest on Equity in 4Q20 calculated on the basis of prior periods (the first and second quarters of 2020), and for cancellation of the demand for new supposed credits of corporate income tax and the Social Contribution relating to the amount that was not paid as a result of the deduction of the said financial expense, with application of fines. The amount of the contingencies in this case is approximately R$63,014 on June 30, 2022 (R$60,079 on December 31, 2021), and the chances of loss were assessed as 'possible', based on analysis of current judgments by the Brazilian courts on the theme.

Reversal of credits in calculation of PIS/ Pasep and Cofins taxes

The Brazilian tax authority issued, in August 2021, two infringement notices relating to calculation of the PIS/Pasep and Cofins taxes, from August 2016 to December 2017, alleging insufficiency of payment of these contributions due to supposed undue credits deduction of the expenses on the Proinfa charge, and absence of reversal of the credits related to non-technical losses. The Company is contesting these infringement notices. On June 30, 2022

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

the amount of the contingency is R$169,798 (R$161,780 on December 31, 2021) and the Company has classified the chances of loss as 'possible', due to the scarcity of case law on the subject.

Regulatory matters

Public Lighting Contribution (CIP)

Cemig and Cemig D are defendants in several public civil claims (class actions) requesting nullity of the clause in the Electricity Supply Contracts for public illumination signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed error by Cemig in the estimation of the period of time that was used in calculation of the consumption of energy for public illumination, funded by the Public Lighting Contribution (*Contribuição para Iluminação Pública*, or CIP).

The Company and its subsidiaries believes it has arguments of merit for defense in these claims, including a partial favorable decision. As a result it has not constituted a provision for this action, the amount of which is estimated at R$1,387,680 (R$1,269,402 at December 31, 2021). The Company has assessed the probability of loss in this action as 'possible', due to the Customer Defense Code (*Código de Defesa do Consumidor*, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

Accounting of energy sale transactions in the Power Trading Chamber (CCEE)

In a claim dating from August 2002, AES Sul Distribuidora challenged in the court the criteria for accounting of energy sale transactions in the wholesale energy market (*Mercado Atacadista de Energia*, or MAE) (predecessor of the present Power Exchange Chamber – *Câmara de Comercialização de Energia Elétrica*, or CCEE), during the period of rationing. It obtained a favorable interim judgment on February 2006, which ordered the grantor (Aneel), working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, not considering the grantor (Aneel) Dispatch 288 of 2002.

This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig GT, related to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$472,647 (R$436,835 on December 31, 2021). On November 9, 2008 Cemig GT obtained an interim decision in the Regional Federal Appeal Court (*Tribunal Regional Federal*, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE, Cemig GT has classified the chance of loss as 'possible', since this action deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Inefficiency in provision of services

A public class action filled by the Public Attorneys' Office of Minas Gerais state against the Company, alleging supposed inefficiency in provision of services related to the distribution of electricity to the consumers of the municipality of Rio Vermelho. The Company has presented its contestation and awaits beginning of the instruction stage. The amount of the contingency on June 30, 2022 was R$ 286,214. The Company has classified the chances of loss as 'possible', due of the documentation received and the nature of the action.

Tariff increases

Exclusion of customers classified as low-income

The Federal Public Attorneys' Office filed a class action against the Company and the grantor (Aneel), to avoid exclusion of customers from classification in the *Low-income residential tariff* sub-category, requesting an order for Cemig D to pay twice the amount paid in excess by customers. A decision was given in favor of the plaintiffs, but the Company and the grantor (Aneel) have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$446,745 (R$413,375 on December 31, 2021), Cemig D has classified the chances of loss as 'possible' due to other favorable decisions on this matter.

Environmental claims

Impact arising from construction of power plants

The Public Attorneys' Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the *Capim Branco* hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage, Cemig GT, based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, Cemig GT has classified the chance of loss in this dispute as 'possible'. The estimated value of the contingency is R$133,309 (R$123,098 on December 31, 2021).

Other contingent liabilities

Contractual imbalance

Cemig D is party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$216,184 (R$198,144 on December 31, 2021), Cemig D has classified the chance of loss as 'possible', after analysis of the case law on this subject.

Renova: Application to override corporate identity

A receivables investment fund filed an application for Override of Legal Identity (Incidente de Desconsideração da Personalidade Jurídica – IDPJ) in relation to certain companies of the

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Renova group, aiming to include some shareholders of Renova, including the Company and its subsidiary Cemig GT, as defendants jointly and severally liable. The amount involved in this dispute is estimated at R$89,844 (R$86,256 on December 31, 2021). The probability of loss has been assessed as 'possible'.

25. EQUITY AND REMUNERATION TO SHAREHOLDERS

a) Share capital

On June 30, 2022, the Company's issued and share capital is R$11,006,853 (R$8,466,810 on December 31, 2021) represented by 735,847,624 common shares and 1,465,523,064 preferred shares (566,036,634 and 1,127,325,434 on December 31, 2021, respectively), both of them with nominal value of R$5,00.

Capital increase

Since the balance of Profit Reserves on December 31, 2021 exceeded the share capital by R$ 1,522,600, the Annual General Meeting of April 29, 2022 approved the proposal to increase the share capital from R$ 8,446,810 to R$ 11,006,583, in accordance with Article 199 of the Corporate Law (Law 6404 of 1976), by capitalization of R$ 2,540,043 from the retained earnings reserve, and distribution of a stock bonus, with issuance of 508,008,620 new shares, with nominal value of R$ 5,00, comprising 169,810,990 common shares and 338,197,630 preferred shares, in accordance with the by-laws.

b) Earnings per share

Due to the capital increase, on April 29, 2022, with issuance of 508,008,620 new shares, without a corresponding entry of funds into the Company, the basic and diluted profit per share is presented, retrospectively, considering the new number of Company's shares.

The number of shares included in the calculation of basic and diluted earnings, is described in the table below:

	Number of shares	
	Jan to Jun, 2022	Jan to Jun, 2021 (restated)
Common shares already paid up	735,847,624	735,847,624
Shares in treasury	(102)	(102)
Total common shares	735,847,522	735,847,522
Preferred shares already paid up	1,465,523,064	1,465,523,064
Shares in treasury	(846,062)	(846,062)
Total preferred shares	1,464,677,002	1,464,677,002
Total	2,200,524,524	2,200,524,524

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Basic and diluted earnings per share

The calculation of basic and diluted earnings per share is as follows:

	Jan to Jun, 2022	Jan to Jun, 2021 (restated)
Net income (loss) for the period (A)	1,504,709	2,368,269
Total earnings (B)	2,200,524,524	2,200,524,524
Basic earnings per share (A/B) (R$)	**0.68**	**1.08**

The put option of investments in SAAG, as described in note 30, could potentially dilute basic earnings per share in the future; however, they have not caused dilution of earnings per share in the periods analyzed.

c) Remuneration to shareholders

As specified in the by-laws, the Company may, at the discretion of management, declare Interest on Equity and interim dividends, to be paid from Retained earnings, Profit reserves or profits ascertained in six-monthly or interim financial statements. The amounts paid or credited as Interest on Equity, under the applicable legislation, are imputed as on account of the amounts of the mandatory dividend, and for legal purposes are part of the amount of the dividends distributed by the Company. On June 7, 2022, the Company's Executive Board decided to declare Interest on Equity of R$353,000, payable to shareholders whose names are on the Company's Nominal Share Register on June 24, 2022, on account of the minimum mandatory dividend for 2022, with retention of income tax at source at the rate of 15%, where applicable under the current legislation, totaling R$32,112.

26. REVENUE

	Consolidated		Parent company	
	Jan to Jun, 2022	Jan to Jun, 2021	Jan to Jun, 2022	Jan to Jun, 2021
Revenue from supply of energy (a)	16,148,608	13,789,570	818,393	-
Revenue from use of the electricity distribution systems - TUSD (b)	1,772,420	1,657,608	-	-
CVA and other financial components (c)	(972,040)	792,651	-	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers– realization (1)	935,491	430,911	-	-
Operation and maintenance revenue (d)	210,272	164,198	-	-
Transmission construction revenue (d)	169,268	62,133	-	-
Interest revenue arising from the financing component in the transmission contract asset (d) (note 13)	396,508	297,122	-	-
Distribution construction revenue	1,136,536	738,437	-	-
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession (e)	38,762	20,026	-	-
Revenue on financial updating of the Concession Grant Fee (f)	292,863	243,404	-	-
Transactions in energy on the CCEE (g)	(1,781)	108,088	9,048	-
Mechanism for the sale of surplus (h)	205,849	-	-	-
Supply of gas	2,069,435	1,543,629	-	-
Fine for violation of service continuity indicator	(51,199)	(44,904)	-	-
Advances for services provided	-	153,970	-	-
Other operating revenues (i)	1,285,074	849,766	208	200
Deductions on revenue (j)	(7,575,238)	(6,341,886)	(112,801)	(42)
Net operating revenue	**16,060,828**	**14,464,723**	**714,848**	**158**

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consolidated		Parent company	
	Apr to Jun, 2022	Apr to Jun, 2021	Apr to Jun, 2022	Apr to Jun, 2021
Revenue from supply of energy (a)	7,844,552	6,837,733	503,944	-
Revenue from use of the electricity distribution systems - TUSD (b)	912,976	820,873	-	-
CVA and other financial components (c)	(271,933)	453,744	-	-
Reimbursement of PIS/Pasep and Cofins over ICMS credits to customers– realization (1)	498,773	252,538	-	-
Operation and maintenance revenue (d)	126,485	75,036	-	-
Transmission construction revenue (d)	100,873	39,682	-	-
Interest revenue arising from the financing component in the transmission contract asset (d) (note 13)	204,563	139,867	-	-
Distribution construction revenue	695,971	409,128	-	-
Adjustment to expectation of cash flow from indemnifiable financial assets of distribution concession (e)	19,030	9,120	-	-
Revenue on financial updating of the Concession Grant Fee (f)	161,268	118,844	-	-
Transactions in energy on the CCEE (g)	16,889	1,043	(1,390)	-
Mechanism for the sale of surplus (h)	66,855	-	-	-
Supply of gas	1,113,427	838,444	-	-
Fine for violation of service continuity indicator	(19,305)	(14,335)	-	-
Advances for services provided	-	153,970	-	-
Other operating revenues (i)	783,716	436,904	99	109
Deductions on revenue (j)	(4,040,760)	(3,218,609)	(74,360)	(34)
Net operating revenue	8,213,380	7,353,982	428,293	75

(1) For more information, see note 8a.

a) Revenue from energy supply

	MWh (1)		R$	
	Jan to Jun, 2022	Jan to Jun, 2021	Jan to Jun, 2022	Jan to Jun, 2021
Residential	5,609,896	5,641,592	5,839,836	5,280,570
Industrial	8,756,295	7,859,762	2,913,667	2,479,825
Commercial, services and others	4,583,810	4,098,721	3,398,983	2,584,188
Rural	1,390,669	1,919,300	1,031,640	1,164,034
Public authorities	427,628	358,362	355,340	265,367
Public lighting	570,596	670,035	303,579	361,053
Public services	691,906	699,867	467,115	391,974
Subtotal	22,030,800	21,247,639	14,310,160	12,527,011
Own consumption	16,711	16,832	-	-
Unbilled revenue	-	-	51,047	(49,934)
	22,047,511	21,264,471	14,361,207	12,477,077
Wholesale supply to other concession holders (2)	6,415,288	5,328,247	1,751,233	1,404,260
Wholesale supply unbilled, net	-	-	36,168	(91,767)
Total	28,462,799	26,592,718	16,148,608	13,789,570

	MWh (1)		R$	
	Apr to Jun, 2022	Apr to Jun, 2021	Apr to Jun, 2022	Apr to Jun, 2021
Residential	2,768,128	2,766,585	2,724,030	2,620,985
Industrial	4,597,875	4,058,047	1,520,467	1,269,674
Commercial, services and others	2,307,390	1,992,781	1,655,806	1,263,457
Rural	844,733	1,074,926	541,861	629,219
Public authorities	223,437	171,645	176,026	128,263
Public lighting	285,585	314,679	136,207	149,098
Public services	351,948	352,752	220,138	197,094
Subtotal	11,379,096	10,731,415	6,974,535	6,257,790
Own consumption	6,857	8,272	-	-
Unbilled revenue	-	-	(26,837)	(55,728)
	11,385,953	10,739,687	6,947,698	6,202,062
Wholesale supply to other concession holders (2)	3,259,639	2,612,137	884,910	653,719
Wholesale supply unbilled, net	-	-	11,944	(18,048)
Total	14,645,592	13,351,824	7,844,552	6,837,733

(1) Data not examined by external auditors.
(2) Includes a CCEAR (Regulated Market Sales Contract), 'bilateral contracts' with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

b) Revenue from Use of the Distribution System (the TUSD charge)

	MWh (1)	
	Jan to Jun, 2022	Jan to Jun, 2021
Industrial	10,171,549	10,101,082
Commercial	856,422	722,967
Rural	21,114	20,347
Public service	262	1,551
Public authorities	1,276	-
Concessionaires	137,291	124,337
Total	11,187,914	10,970,284

	MWh (1)	
	Apr to Jun, 2022	Apr to Jun, 2021
Industrial	5,236,044	5,118,220
Commercial	422,505	356,817
Rural	9,128	10,560
Public service	-	900
Public authorities	666	-
Concessionaires	73,729	52,220
Total	5,742,072	5,538,717

(1) Data not audited by external auditors.

c) Transmission concession revenue

The margin defined for each performance obligation from the transmission concession contract is as follows:

	Jan to Jun, 2022	Jan to Jun, 2021	Apr to Jun, 2022	Apr to Jun, 2021
Construction and upgrades revenue	169,268	62,133	100,873	39,682
Construction and upgrades costs	(125,886)	(47,124)	(75,190)	(28,059)
Margin	43,382	15,009	25,683	11,623
Mark-up (%)	34.46%	31.85%	34.16%	41.42%
Operation and maintenance revenue	210,272	164,198	126,485	75,036
Operation and maintenance cost	(137,387)	(120,905)	(68,833)	(53,805)
Margin	72,885	43,293	57,652	21,231
Mark-up (%)	53.05%	35.81%	83.76%	39.46%

d) Other operating revenues

Consolidated	Jan to Jun, 2022	Jan to Jun, 2021
Charged service	9,098	7,932
Services rendered	31,205	26,922
Low-income subsidy	150,544	131,929
Other subsidies (1)	744,502	551,953
Rental and leasing	321,978	98,312
Other	27,747	32,718
Total	1,285,074	849,766

Consolidated	Apr to Jun, 2022	Apr to Jun, 2021
Charged service	4,804	3,950
Services rendered	16,186	13,613
Low-income subsidy	78,184	66,683
Other subsidies (1)	421,605	279,965
Rental and leasing	258,186	51,200
Other	4,751	21,493
Total	783,716	436,904

(1) This amount comprises: (i) the gain recognized as a result of the subsidies applicable to tariffs applicable to users of public electricity distribution service, totaling R$485,093 for first half 2022 (R$494,424 in the first half of 2021) and R$239,152 in second quarter 2022 (R$246,577 in the second quarter of 2021), which include subsidies relating to load from incentive-bearing sources, rural supply, supply for nocturnal irrigation, generation from incentive-bearing sources and public services; (ii) revenue from the Flag Tariff, of R$251,489 in the first quarter of 2022 (R$46,057 in the first quarter of 2021) and R$175,399 in the second quarter of 2022 (R$27,583 in the second quarter of 2021), recognized as a result of the creditor position acquired by the Company in the Flag Tariff Funds Centralizing Account (CCRBT); (iii) reversal of R$5,433 in the first half of 2022, and a new provision of R$52 in the second quarter of 2022, of the revenue recognized in December 2021 from the subsidies related to the Program to Encourage Voluntary Reduction of Electricity Consumption.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

e) Taxes and charges levied on revenue

	Consolidated		Parent Company	
	Jan to Jun, 2022	Jan to Jun, 2021	Jan to Jun, 2022	Jan to Jun, 2021
Taxes on revenue				
ICMS (1)	3,640,421	3,304,168	39,938	-
Cofins	1,600,260	1,242,295	59,866	15
PIS/Pasep	348,960	269,081	12,997	3
Others	2,597	7,677	-	24
	5,592,238	4,823,221	112,801	42
Charges to the customer				
Global reversion reserve – RGR	7,374	7,722	-	-
Energy efficiency program – PEE	32,423	29,967	-	-
Energy development account – CDE	2,047,758	1,324,598	-	-
Research and development - P&D	17,037	13,651	-	-
National scientific and technological development fund - FNDCT	24,240	25,510	-	-
Energy system expansion research – EPE/MME	12,120	12,755	-	-
Customer charges – Proinfa	40,305	30,671	-	-
Energy services inspection fee	15,497	19,529	-	-
Royalties for use of water resources	20,623	18,200	-	-
Customer charges – the 'Flag Tariff' system	(251,821)	7,017	-	-
CDE on P&D	7,205	11,859	-	-
CDE on PEE	10,239	17,186	-	-
	1,983,000	1,518,665	-	-
	7,575,238	6,341,886	112,801	42

	Consolidated		Parent Company	
	Apr to Jun, 2022	Apr to Jun, 2021	Apr to Jun, 2022	Apr to Jun, 2021
Taxes on revenue				
ICMS (1)	1,768,366	1,652,716	30,705	-
Cofins	936,214	629,445	35,868	8
PIS/Pasep	203,952	136,030	7,787	2
Others	1,156	6,841	-	24
	2,909,688	2,425,032	74,360	34
Charges to the customer				
Global Reversion Reserve – RGR	3,632	4,032	-	-
Energy Efficiency Program - PEE	16,204	4,545	-	-
Energy Development Account – CDE	1,038,461	649,729	-	-
Research and Development - P&D	8,454	(59)	-	-
National scientific and technological development fund - FNDCT	12,029	11,800	-	-
Energy system expansion research – EPE/MME	6,015	5,900	-	-
Customer charges – Proinfa	20,815	14,336	-	-
Energy services inspection fee	7,894	9,891	-	-
Royalties for use of water resources	8,876	9,321	-	-
Customer charges – the 'Flag Tariff' system	-	55,037	-	-
CDE on P&D	3,575	11,859	-	-
CDE on PEE	5,117	17,186	-	-
	1,131,072	793,577	-	-
	4,040,760	3,218,609	74,360	34

(1) On June 23, 2022, Complementary Law 194 came into force with immediate effect, making changes to the National Tax Code (CTN) and to Complementary Law 87/96 (the 'Kandir Law'). These: (i) classified energy, among other goods, as essential; (ii) prohibited the setting of rates of ICMS tax for transactions with these goods at a level higher than those of transactions in general, and (iii) removed this tax from electricity transmission and distribution services, and from sector charges linked to transactions in electricity. The Company has implemented the reduction of tax rates in its operations; and the non-application to tariff components is at the final phase of implementation. Up to the present date, no material impact on its operations has been identified as a result of this law coming into effect.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

27. OPERATING COSTS AND EXPENSES

The operating costs and expenses of the Company and its subsidiaries are as follows:

	Consolidated		Parent company	
	Jan to Jun, 2022	Jan to Jun, 2021	Jan to Jun, 2022	Jan to Jun, 2021
Personnel	674,214	650,323	9,645	7,718
Employees' and managers' profit sharing	73,850	49,189	2,513	39
Post-employment benefits – note 23	304,765	215,971	37,215	24,316
Materials	53,299	46,202	32	35
Outsourced services (a)	773,118	687,075	9,274	5,894
Energy purchased for resale (c)	6,549,343	6,417,348	511,958	-
Depreciation and amortization (1)	571,929	480,164	733	900
Operating provisions and adjustments for operating losses (d)	1,673,697	93,379	15,730	9,139
Charges for use of the national grid	1,428,702	1,448,227	-	-
Gas purchased for resale	1,255,844	868,042	-	-
Construction costs (e)	1,262,422	785,561	-	-
Write-off of financial asset (note 13)	171,770	-	-	-
Other operating expenses, net (f)	96,837	154,580	(3,290)	12,073
Total	14,889,790	11,896,061	583,810	60,114
Operating costs	13,668,798	11,225,104	511,958	-
Operating expenses	1,220,992	670,957	71,852	60,114
TOTAL	14,889,790	11,896,061	583,810	60,114

	Consolidated		Parent company	
	Apr to Jun, 2022	Apr to Jun, 2021	Apr to Jun, 2022	Apr to Jun, 2021
Personnel	370,647	342,869	2,636	1,417
Employees' and managers' profit sharing	36,700	19,675	(1,243)	(2,231)
Post-employment benefits – note 23	151,285	109,288	18,554	12,222
Materials	33,046	25,352	26	27
Outsourced services (a)	393,369	344,641	5,841	3,185
Energy purchased for resale (c)	3,445,961	3,309,234	273,796	-
Depreciation and amortization (1)	288,020	241,733	339	449
Operating provisions and adjustments for operating losses (d)	1,510,367	69,175	947	(1,061)
Charges for use of the national grid	560,170	701,915	-	-
Gas purchased for resale	692,063	480,517	-	-
Construction costs (e)	771,160	437,186	-	-
Write-off of financial asset (note 13)	171,770	-	-	-
Other operating expenses, net (f)	66,260	77,580	1,328	4,986
Total	8,490,818	6,159,165	302,224	18,994
Operating costs	7,789,561	5,897,187	273,796	-
Operating expenses	701,257	261,978	28,428	18,994
TOTAL	8,490,818	6,159,165	302,224	18,994

(1) Net of PIS/Pasep and Cofins taxes applicable to amortization of the Right of Use, in the amount of R$313 for the Consolidated and R$3 for the Parent Company interim financial information (R$276 and R$3 from January to June, 2021, for the Consolidated and Parent Company financial statement, respectively).

72

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

a) Personnel

2022 Programmed Voluntary Retirement Plan ('PDVP')

On April 18, 2022 the Company approved its Programmed Voluntary Severance Plan for 2022 ('the 2022 PDVP'). All the employees of Cemig, Cemig D or Cemig GT are eligible to join the program, from May 2 to 20, 2022, except as provided for in the Program. On May 26, 2022 the program was reopened for joining by employees in the period from May 30 to June 3, 2022. The program provided the standard legal payments for voluntary termination of employment and a bonus, as an indemnity, which is calculated by the application of a percentage determined by the length of time the employee has worked for Cemig, on the current remuneration, for each year of employment, according to the Program terms, and, for those employees whose job tenure in Cemig is longer than 25 years, the value of 12 remunerations.

The total amount of R$48,641 has been recorded as expense related to this program, corresponding to enrollment of 297 employees.

In May 2021, the Company approved the Programmed Voluntary Retirement Plan for 2021 ('the 2021 PDVP'). The total amount of R$35,238 has been recorded as expense related to this program, corresponding to enrollment of 324 employees, in the period from May 10 to 31, 2021. All the employees were eligible to join the program, except as provided for in the Program, which provided for the standard legal payments for voluntary termination of employment and a bonus, as an indemnity, which was calculated by the application of a percentage determined by the length of time the employee has worked for Cemig, on the current remuneration, for each year of employment, according to the Program terms, and, for those employees whose job tenure in Cemig is longer than 36 years, the value of 10.5 remunerations.

b) Outsourced services

	Consolidated		Parent company	
	Jan to Jun, 2022	Jan to Jun, 2021	Jan to Jun, 2022	Jan to Jun, 2021
Meter reading and bill delivery	67,751	63,192	-	-
Communication	65,117	77,936	177	127
Maintenance and conservation of electrical facilities and equipment	275,439	231,122	9	8
Building conservation and cleaning	31,912	34,082	120	85
Security services	8,412	7,909	-	-
Consulting services	13,900	18,739	1,743	2,801
Information technology	77,510	48,527	1,790	826
Disconnection and reconnection	47,696	36,094	-	-
Legal services	14,135	9,441	2,285	521
Tree pruning	20,956	23,067	-	-
Cleaning of power line pathways	36,489	49,612	-	-
Copying and legal publications	8,775	8,084	423	166
Inspection of customer units	17,358	13,816	-	-
Other	87,668	65,454	2,727	1,360
Total	773,118	687,075	9,274	5,894

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consolidated		Parent company	
	Apr to Jun, 2022	Apr to Jun, 2021	Apr to Jun, 2022	Apr to Jun, 2021
Meter reading and bill delivery	38,081	32,018	-	-
Communication	28,054	37,444	90	72
Maintenance and conservation of electrical facilities and equipment	132,279	107,080	6	4
Building conservation and cleaning	16,649	17,283	64	47
Security services	4,453	4,752	-	-
Consulting services	9,169	9,463	723	1,211
Information technology	33,440	23,266	903	501
Disconnection and reconnection	26,467	20,087	-	-
Legal services	9,893	5,248	2,141	215
Tree pruning	11,567	12,262	-	-
Cleaning of power line pathways	19,237	25,205	-	-
Copying and legal publications	4,785	5,252	396	155
Inspection of customer units	9,461	8,214	-	-
Other	49,834	37,067	1,518	980
Total	393,369	344,641	5,841	3,185

c) Energy purchased for resale

	Consolidated		Parent company	
	Jan to Jun, 2022	Jan to Jun, 2021	Jan to Jun, 2022	Jan to Jun, 2021
Supply from Itaipu Binacional	803,911	967,628	-	-
Physical guarantee quota contracts	436,189	401,516	-	-
Quotas for Angra I and II nuclear plants	178,596	122,289	-	-
Spot market	229,815	363,246	10,977	-
Proinfa	302,827	191,000	-	-
'Bilateral' contracts	236,746	195,094	-	-
Energy acquired in Regulated Market auctions	1,453,702	2,159,787	-	-
Energy acquired in the free market (1)	2,533,315	2,059,165	553,164	-
Distributed generation ('Geração distribuída')	926,230	528,781	-	-
PIS/Pasep and Cofins credits	(551,988)	(571,158)	(52,183)	-
Total	6,549,343	6,417,348	511,958	-

	Consolidated		Parent company	
	Apr to Jun, 2022	Apr to Jun, 2021	Apr to Jun, 2022	Apr to Jun, 2021
Supply from Itaipu Binacional	409,856	480,103	-	-
Physical guarantee quota contracts	221,471	199,451	-	-
Quotas for Angra I and II nuclear plants	89,298	61,145	-	-
Spot market	136,051	323,914	11,197	-
Proinfa	151,413	95,500	-	-
'Bilateral' contracts	126,663	110,107	-	-
Energy acquired in Regulated Market auctions	828,069	1,036,952	-	-
Energy acquired in the Free Market (1)	1,302,375	1,023,322	290,507	-
Distributed generation ('Geração distribuída')	472,641	273,757	-	-
PIS/Pasep and Cofins credits	(291,876)	(295,017)	(27,908)	-
Total	3,445,961	3,309,234	273,796	-

(1) The energy acquired in the Free Market by the parent company arises from the contracts transferred by Cemig GT, as a result of the process of partial segregation of the Company's energy commercialization business. For more information, see note 26 (g).

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CEMIG

d) Operating provision (reversals)

	Consolidated		Parent company	
	Jan to Jun, 2022	Jan to Jun, 2021	Jan to Jun, 2022	Jan to Jun, 2021
Estimated losses on doubtful accounts receivables (note 7) (1)	133,458	42,168	-	-
Estimated losses on other accounts receivables (2)	14,701	(11,000)	(211)	-
Reversal of provision for doubtful with related party - Renova (note 32)	(53,356)	-	-	-
Credits from PIS/Pasep and Cofins to be refunded to customers (5)	1,405,106	-	-	-
	1,499,909	31,168	(211)	-
Contingency provisions (reversals) (3) (note 25)				
Labor claims	39,689	40,134	3,908	8,418
Civil	27,361	22,639	1,521	131
Tax	65,455	(18,974)	9,340	3,298
Regulatory	1,782	-	971	-
Other	7,102	5,054	201	(2,708)
	141,389	48,853	15,941	9,139
Subtotal	1,641,298	80,021	15,730	9,139
Adjustment for losses				
Put option – SAAG (Note 31)	32,399	13,358	-	-
	32,399	13,358	-	-
Total	1,673,697	93,379	15,730	9,139

	Consolidated		Parent company	
	Apr to Jun, 2022	Apr to Jun, 2021	Apr to Jun, 2022	Apr to Jun, 2021
Estimated losses on doubtful accounts receivables (note 7) (1)	90,366	(985)	-	-
Estimated losses on other accounts receivables (2)	13,201	-	-	-
Reversal of provision for doubtful with related party - Renova (note 32)	(53,356)	-	-	-
Credits from PIS/Pasep and Cofins to be refunded to customers (5)	1,405,106	-	-	-
	1,455,317	(985)	-	-
Contingency provisions (reversals) (3) (note 25)				
Labor claims	5,954	18,529	2,033	263
Civil	16,628	12,684	(61)	(122)
Tax	24,285	10,348	(2,146)	1,034
Regulatory	415	-	671	-
Other	2,796	2,074	450	(2,236)
	50,078	43,635	947	(1,061)
Subtotal	1,505,395	42,650	947	(1,061)
Adjustment for losses				
Put option – SAAG (Note 31)	4,972	26,525	-	-
	4,972	26,525	-	-
Total	1,510,367	69,175	947	(1,061)

(1) The expected losses on receivables are presented as selling expenses in the Statement of Income.
(2) This refers mainly to the estimated loss on fine for supplier contract termination.
(3) The provisions for contingencies are presented in the consolidated profit and loss account for the period as operating expenses.
(4) Estimated losses on amounts receivable from Renova, as a result of the assessment of the jointly controlled entity credit risk.
(5) Provision arising from the present obligation generated by the coming into force of Law 14385/22, which ordered that the amounts in excess PIS, Pasep and Cofins taxes wrongly charged on electricity bills should be reimbursed in their entirety to consumers. The Company awaits regulation of the Law by Aneel, and is assessing possible future actions related to this matter with its legal advisers. For more informations, see Notes 8a, 20 and 24.

a) Construction infrastructure costs

Consolidated	Jan to Jun, 2022	Jan to Jun, 2021
Personnel and managers	55,996	35,368
Materials	737,810	406,290
Outsourced services	418,458	297,591
Others	50,158	46,312
Total	1,262,422	785,561

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Consolidated	Apr to Jun, 2022	Apr to Jun, 2021
Personnel and managers	25,645	20,354
Materials	456,355	225,254
Outsourced services	260,950	167,552
Others	28,210	24,026
Total	771,160	437,186

b) Other operating expenses, net

	Consolidated		Parent company	
	Jan to Jun, 2022	Jan to Jun, 2021	Jan to Jun, 2022	Jan to Jun, 2021
Leasing and rentals	4,980	2,077	14	(6)
Advertising	1,900	3,726	24	13
Own consumption of energy	12,963	11,387	-	-
Subsidies and donations	7,822	4,780	-	-
Onerous concession	1,997	1,678	-	-
Insurance	11,986	14,320	1,448	1,932
CCEE annual charge	2,959	2,984	101	-
Forluz – Administrative running cost	17,371	15,565	868	770
Collection agents	40,115	42,892	-	-
Net income on deactivation and disposal of assets	30,052	29,221	-	-
Obligations deriving from investment contracts	2,546	9,012	-	-
Taxes and charges	6,232	13,566	413	3,750
Other expenses (revenues) (1)	(44,086)	3,372	(6,158)	5,614
Total	96,837	154,580	(3,290)	12,073

	Consolidated		Parent company	
	Apr to Jun, 2022	Apr to Jun, 2021	Apr to Jun, 2022	Apr to Jun, 2021
Leasing and rentals	2,870	469	13	(9)
Advertising	1,189	3,458	24	25
Own consumption of energy	6,684	11,387	-	-
Subsidies and donations	3,485	3,773	-	-
Onerous concession	1,038	886	-	-
Insurance	5,668	6,990	727	973
CCEE annual charge	1,507	1,501	64	-
Forluz – Administrative running cost	9,347	8,013	467	397
Collection agents	19,804	21,974	-	-
Net income on deactivation and disposal of assets	28,884	17,417	-	-
Obligations deriving from investment contracts	1,713	3,633	-	-
Taxes and charges	1,489	9,630	205	3,397
Other expenses (revenues) (1)	(17,418)	(11,551)	(172)	203
Total	66,260	77,580	1,328	4,986

(1) In the first semester of 2022, the Company posted recovery of costs and expenses related to the increase in the number of inspections, charging of bills for energy losses, the cost of posting on credit information services, notary-served bill protests, and disconnections of customers in default, Additionally, it recognized revenue from the sale of assets and rights.

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28. FINANCE INCOME AND EXPENSES

	Consolidated		Parent company	
	Jan to Jun, 2022	Jan to Jun, 2021	Jan to Jun, 2022	Jan to Jun, 2021
FINANCE INCOME				
Income from financial investments	171,153	92,821	33,512	28,224
Interest on sale of energy	198,228	237,822	222	-
Foreign exchange variations – Itaipu Binacional	32,213	7,291	-	-
Foreign exchange variations - Loans and financing	342,500	292,379	-	-
Monetary variations	44,340	14,087	4,485	1,672
Monetary variations – CVA	111,216	6,927	-	
Monetary updating of escrow deposits	33,793	6,944	6,730	583
PIS/Pasep and Cofins charged on finance income	(47,570)	(49,303)	(28,948)	(32,294)
Prepayment rents	1,449	-	-	-
Credit charges with related parties	-	-	3,024	-
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (2)	110,240	18,127	9,282	2,059
Other finance incomes	30,189	40,217	2,883	3,594
	1,027,751	667,312	31,190	3,838
FINANCE EXPENSES				
Charges on loans, financings and debentures (note 21)	(459,668)	(589,332)	(3,123)	(698)
Cost of debt – amortization of transaction cost	(3,210)	(12,606)	-	(55)
Monetary updating – Loans and financings	(142,838)	(142,579)	-	-
Monetary updating – Onerous concessions	(4,177)	(7,054)	-	-
Charges and monetary updating on post-employment obligations	(30,273)	(34,148)	(1,489)	(1,680)
Loss on financial instruments – Swap	(402,027)	(612,765)	-	-
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (2)	(466,828)	(6,784)	-	-
Leasing – Monetary variation	(12,473)	(12,479)	(130)	(124)
Financial expenses (R&D and PEE)	(16,722)	-	-	-
Other finance expenses	(46,321)	(36,257)	(46)	(245)
	(1,584,537)	(1,454,004)	(4,788)	(2,802)
NET FINANCE INCOME	(556,786)	(786,692)	26,402	1,036

	Consolidated		Parent company	
	Jan to Jun, 2022	Jan to Jun, 2021	Jan to Jun, 2022	Jan to Jun, 2021
FINANCE INCOME				
Income from financial investments	97,495	61,208	18,199	20,312
Interest on sale of energy	102,853	123,038	67	-
Foreign exchange variations – Itaipu Binacional	8,248	24,254	-	-
Foreign exchange variations - Loans and financing	-	1,044,160	-	-
Monetary variations	27,125	7,394	887	630
Monetary variations – CVA	59,217	6,927	-	-
Monetary updating of escrow deposits	18,908	4,437	3,823	93
Gain on financial instruments – Swap	54,620	-	-	-
PIS/Pasep and Cofins charged on finance income	(23,144)	(33,465)	(15,541)	(23,728)
Prepayment rents	980	-	-	-
Credit charges with related parties	-	-	2,004	-
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (2)	110,615	24,911	5,128	1,250
Other finance incomes	16,629	25,561	1,214	2,031
	473,546	1,288,425	15,781	588
FINANCE EXPENSES				
Charges on loans, financings and debentures	(235,945)	(263,305)	(1,723)	(432)
Amortization of transaction cost	(1,610)	(8,469)	-	-
Foreign exchange variations - Loans and financing	(500,200)	-	-	-
Monetary updating – Loans and financings	(77,589)	(58,405)	-	-
Monetary updating – Onerous concessions	(1,353)	(3,161)	-	-
Charges and monetary updating on post-employment obligations	(16,233)	(15,772)	(797)	(776)
Loss on financial instruments – Swap	-	(425,417)	-	-
Monetary updating on PIS/Pasep and Cofins taxes credits over ICMS (2)	(466,828)	-	-	-
Leasing – Monetary variation	(6,188)	(6,147)	(65)	(61)
Financial expenses (R&D and PEE)	(9,409)	-	-	-
Other finance expenses	(29,140)	(29,221)	(8)	282
	(1,344,495)	(809,897)	(2,593)	(987)
NET FINANCE INCOME	(870,949)	478,528	13,188	(399)

(1) Expenses with PIS/Pasep and Cofins apply on financial income and interest on equity.

(2) The updating of tax credits related to PIS/Pasep and Cofins, resulting from the exclusion of ICMS from its calculation base, and the liability to be refunded to consumers is presented at net value. With the offsetting of the credits, the liability to be refunded to consumers began to exceed the value of the credits to be offset, generating a net financial expense.

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CEMIG

29. RELATED PARTY TRANSACTIONS

Cemig's main balances and transactions with related parties and its jointly controlled entities are as follows:

COMPANY (3)	ASSETS		LIABILITIES		REVENUE		EXPENSES	
	Jun. 30, 2022	Dec. 31, 2021	Jun. 30, 2022	Dec. 31, 2021	Jan to Jun, 2022	Jan to Jun, 2021	Jan to Jun, 2022	Jan to Jun, 2021
Transactions with energy (4)								
Madeira Energia	7,768	7,533	180,465	131,080	47,522	49,776	(798,804)	(770,996)
Aliança Geração	1,693	-	17,898	16,785	29,554	23,173	(108,241)	(93,277)
Baguari Energia	-	-	1,046	983	71	-	(3,928)	(4,351)
Norte Energia	2,026	2,338	35,929	35,291	12,614	13,895	(164,275)	(162,589)
Lightger	-	-	3,241	2,160	-	-	(18,304)	(15,026)
Hidrelétrica Pipoca	-	-	4,121	3,153	-	-	(24,863)	(18,315)
Retiro Baixo	-	570	662	622	3,434	2,912	(2,776)	(3,062)
Taesa	-	-	9,437	9,971	133	123	(67,476)	(55,073)
Customers and traders (1)								
Minas Gerais State Government	101,814	167,366	-	-	85,851	45,711	-	-
Provision of services								
Aliança Geração (6)	431	512	-	-	2,075	2,692	-	-
Baguari Energia (6)	296	211	-	-	538	82	-	-
Taesa (6)	151	150	-	-	567	567	-	-
Axxiom (9)	-	-	-	62	-	-	-	-
Accounts Receivable – AFAC (2)								
Minas Gerais State Government	13,366	13,366	-	-	-	1,752	-	-
Contingency (7)								
Aliança Geração	-	-	55,043	52,497	-	-	(2,546)	(9,012)
Adjustment for losses								
Madeira Energia (5)	-	-	-	161,648	-	-	-	-
Hidrelétrica Itaocara (8)	-	-	14,239	20,767	-	-	-	-
Interest on Equity, and dividends								
Baguari Energia	14,759	-	-	-	-	-	-	-
Retiro Baixo	7,202	-	-	-	-	-	-	-
Hidrelétrica Cachoeirão	4,179	-	-	-	-	-	-	-
FIC Pampulha								
Current								
Cash and cash equivalents	517,056	81,027	-	-	-	-	-	-
Marketable securities	1,640,841	1,707,323	-	-	65,299	45,289	-	-
Non-current								
Marketable securities	27,663	351,162	-	-	-	-	-	-
Forluz								
Current								
Post-employment obligations (10)	-	-	194,272	180,635	-	-	(142,409)	(100,266)
Supplementary pension contributions – Defined contribution plan (11)	-	-	-	-	-	-	(38,273)	(38,215)
Administrative running costs (12)	-	-	-	-	-	-	(17,371)	(15,565)
Operating leasing (13)	169,248	169,993	23,174	23,765	-	-	(15,188)	(14,418)
Non-current								
Post-employment obligations (10)	-	-	2,486,623	2,489,518	-	-	-	-
Operating leasing (13)	-	-	165,652	162,913	-	-	-	-
Cemig Saúde								
Current								
Health Plan and Dental Plan (14)	-	-	200,436	184,129	-	-	(192,630)	(128,579)
Non-current								
Health Plan and Dental Plan (14)	-	-	3,429,455	3,350,392	-	-	-	-

The main conditions and characteristics of interest with reference to the related party transactions are:

(1) Refers to sale of energy supply to the Minas Gerais State government. The price of the supply is set by the grantor (Aneel) through a Resolution relating to the annual tariff adjustment of Cemig D. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debits relating to the supply of power due and unpaid, in the amount of R$113,032, up to November 2019. These receivables have guarantee in the form of Cemig's right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State's equity interest in the Company), for as long as any payments are overdue or in default. On June 30, 2021, Cemig D obtained authorization from the Minas Gerais State Finance Secretary to offset part of the ICMS tax payable to the state against the debt owed by the State government to the company, under State Law

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23,705/2020. The amount is to be offset in 21 equal monthly installments of approximately R$10,5 million. Until June 30, 2022, fifteen installments had been offset.

(2) This refers to the recalculation of the inflation adjustment of amounts relating to the Advance against Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. These receivables have guarantee in the form of Cemig's right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State's equity interest in the Company), for as long as any payments are overdue or in default. For more information, see Note 10.

(3) The relationship between Cemig and its investees are described in Note 15 – Investments.

(4) The transactions in sale and purchase of energy between generators and distributors take place through auctions in the Regulated Market and are organized by the federal government. In the Free Market, transactions are made through auctions or through direct contracting, under the applicable legislation. Transactions for transport of energy, on the other hand, are carried out by transmission companies and arise from the centralized operation of the National Grid, executed by the National System Operator (ONS).

(5) In June 2022, the provision relating to contractual obligations assumed by the Company in favor of the investee and the other shareholders was reversed. More details in Note 13.

(6) Refers to a contract to provide plant operation and maintenance services.

(7) This refers to the aggregate amounts of legal actions realized, and legal actions provisioned arising from the agreement made between Aliança Geração, Vale S.A. and Cemig. The action is provisioned in the amount of R$155 million (R$149 million on December 31, 2021), of which Cemig's portion is R$55 million (R$52 million on December 31, 2021).

(8) A liability was recognized corresponding to the Company's interest in the share capital of Hidrelétrica Itaocara, due to its negative equity (see Note 15).

(9) This refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in Aneel Dispatch 2657/2017.

(10) The contracts of Forluz are updated by the Expanded Customer Price Index (*Índice Nacional de Preços ao Consumidor Amplo*, or IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) plus interest of 6% p.a. and will be amortized up to the business year of 2031 (see Note 23).

(11) The Company's contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund.

(12) Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company's payroll.

(13) Rental of the Company's administrative head office, in effect until August 2024 (able to be extended every five years, up to 2034), with annual inflation adjustment by the IPCA index and price reviewed every 60 months. On September 20, 2021 the lease contract was adjusted upward by 9,68%, corresponding to accumulated IPCA inflation over the prior 12 months, On April 27, 2021, an amendment was signed to the contract with Forluz, following transfer of the office premises of the investees Cemig SIM and Gasmig to the Júlio Soares Building, with consequent reduction of the rental cost for Cemig.

(14) Post-employment obligations relating to the employees' health and dental plan (see Note 23).

Dividends receivable

Dividends receivable	Consolidated		Parent company	
	Jun 30, 2022	Dec 31, 2021	Jun 30, 2022	Dec 31, 2021
Cemig GT	-	-	685,082	799,947
Cemig D	-	-	986,795	916,961
Gasmig	-	-	284,137	350
Sete Lagoas	-	-	5,745	-
Light	71,206	71,206	71,206	71,206
Aliança Geração	99,000	224,896	-	-
Taesa	8	31,873	8	31,873
Cemig SIM	-	-	3,653	230
Others (1)	26,150	7,214	11	11
	196,364	335,189	2,036,637	1,820,578

(1) The subsidiaries grouped in 'Others' are identified in the table above under "Interest on equity, and dividends".

Guarantees on loans, financing and debentures

Cemig has provided guarantees on loans, financing and debentures of the following related parties – not consolidated in the interim financial information because they relate to jointly controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	Jun 30, 2022	Maturity
Norte Energia (NESA) (1)	Affiliated	Surety	Financing	2,632,313	2042
Norte Energia (NESA)/Light (2)	Affiliated	Counter-guarantee	Financing	683,615	2042
Santo Antônio Energia S.A. (3)	Jointly controlled entity	Surety	Debentures	501,227	2037
Santo Antônio Energia S.A.	Jointly controlled entity	Guarantee	Financing	1,204,985	2034
Norte Energia (NESA)	Affiliated	Surety	Debentures	78,598	2030
				5,100,738	

(1) Related to Norte Energia financing.

(2) Counter-guarantee to Light, related to execution of guarantees of the Norte Energia financing.

(3) Corporate guarantee given by Cemig to SAE.

On June 30, 2022, Management believes that there is no need to recognize any provisions in the Company's interim financial information for the purpose of meeting any obligations arising under these sureties and/or guarantees.

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Purchase of energy guarantee

In the Financing Instruments of Santo Antônio Energia S.A., the Company granted a guarantee of trading of this investee's production, until 57.42 MWaverage per year, for a minimum annual revenue of R$66,114, with base date December 31, 2007, adjusted by the IPCA inflation index, during the period from May 1, 2027 until conclusion of settlement of the obligations arising from those Financing Instruments. Additionally, a guarantee was given for trading of the Assured Energy of this investee, 6.04 MW average, for the period from January 1, 2030 up to completion of settlement of the obligations arising from those financing instruments.

Cash investments in FIC Pampulha – the investment fund of Cemig and its subsidiaries and affiliates

Cemig and its subsidiaries and jointly controlled entities invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company's cash investment policy. The amounts invested by the fund are reported as cash and cash equivalent, marketable securities line in current and non-current assets, or presented deducted from the Debentures line in current and non-current liabilities, in proportion to the Company's participation in the fund, of 96.03%, on June 30, 2022 (96.25%, on December, 31, 2021).

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders' cash flow needs.

Remuneration of key management personnel

The total costs of key personnel, comprising the Executive Board, the Fiscal Council, the Audit Committee and the Board of Directors, are within the limits approved at a General Shareholders' Meeting, and the effects on the income statements of the in period ended June 30, 2022 and 2021, are as follows:

	Jan to Jun, 2022	Jan to Jun, 2021
Remuneration	14,083	13,448
Profit sharing	1,083	942
Pension plans	1,178	1,062
Health and dental plans	108	101
Life insurance	33	-
Total	16,485	15,553

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

30. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Financial instruments classification and fair value

The main financial instruments, classified in accordance with the accounting principles, are as follows:

	Level	Jun, 30, 2022		Dec, 31, 2021	
		Balance	Fair value	Balance	Fair value
Assets					
Amortized cost (1)					
Marketable securities	2	582,212	582,212	1,094,473	1,094,473
Customers and Traders; Concession holders (transmission service)	2	4,452,008	4,452,008	4,481,423	4,481,423
Restricted cash	2	13,829	13,829	19,195	19,195
Accounts receivable from the State of Minas Gerais (AFAC)	2	13,366	13,366	13,366	13,366
Concession financial assets – *CVA* (Parcel 'A' Costs Variation Compensation) Account and *Other financial components*	3	1,315,658	1,315,658	2,147,548	2,147,548
Reimbursement of tariff subsidies	2	95,588	95,588	291,896	291,896
Low-income subsidy	2	50,269	50,269	46,540	46,540
Escrow deposits	2	1,219,483	1,219,483	1,155,169	1,155,169
Concession grant fee – Generation concessions	3	2,939,402	2,939,402	2,792,201	2,792,201
		10,681,815	10,681,815	12,041,811	12,041,811
Fair value through profit or loss					
Cash equivalents – Cash investments	2	1,821,539	1,821,539	708,252	708,252
Marketable securities					
Bank Certificates of Deposit	2	-	-	100,554	100,554
Financial Notes – Banks	2	1,025,256	1,025,256	704,364	704,364
Treasury Financial Notes (LFTs)	1	317,144	317,144	178,427	178,427
		3,163,939	3,163,939	1,691,597	1,691,597
Derivative financial instruments (Swaps)	3	975,023	975,023	1,219,176	1,219,176
Concession financial assets – Distribution infrastructure		985,712	985,712	718,115	718,115
Indemnifiable receivable – Generation	3	644,432	644,432	816,202	816,202
		5,769,106	5,769,106	4,445,090	4,445,090
		16,450,921	16,450,921	16,486,901	16,486,901
Liabilities					
Amortized cost (1)					
Loans, financing and debentures	2	(11,184,845)	(11,184,845)	(11,363,963)	(11,363,963)
Debt with pension fund (Forluz)	2	(329,342)	(329,342)	(384,513)	(384,513)
Deficit of pension fund - Forluz	2	(532,137)	(532,137)	(538,934)	(538,934)
Concessions payable	3	(28,420)	(28,420)	(26,813)	(26,813)
Suppliers	2	(2,385,580)	(2,385,580)	(2,683,343)	(2,683,343)
Leasing transactions	2	(222,616)	(222,616)	(244,023)	(244,023)
Sector financial liabilities		-	-	(51,359)	(51,359)
		(14,682,940)	(14,682,940)	(15,292,948)	(15,292,948)
Fair value through profit or loss					
Derivative financial instruments - Swaps	3	(128,499)	(128,499)	(6,130)	(6,130)
Put Options (SAAG)	3	(668,691)	(668,691)	(636,292)	(636,292)
		(797,190)	(797,190)	(642,422)	(642,422)
		(15,480,130)	(15,480,130)	(15,935,370)	(15,935,370)

(1) On June 30, 2022 and 2021, the book values of financial instruments reflect their fair values,

Information about (i) classifications of financial instruments at fair value; (ii) methodology for calculation of fair value of positions; and (iii) derivative financial instruments can be found in the financial statements for the year ending December 31, 2021.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b) Derivative financial instruments

Put option – SAAG

A liability of R$668,691 was recorded in the Company's interim financial information, for the difference between the exercise price and the estimated fair value of the assets, Considering the early liquidation of Funds, and early maturity of put option, this amount was classified as current liabilities.

The changes in the value of the options are as follows:

	Consolidated
Balance on December 31, 2021	**636,292**
Adjustment to fair value	32,399
Balance on June 30, 2022	**668,691**

This option can potentially dilute basic earnings per share in the future, however, they have not caused dilution of earnings per share in the periods presented.

Swap transactions

Considering that part of the loans and financings of the Company's subsidiaries is denominated in foreign currency, the companies use derivative financial instruments (swaps and currency options) to protect the servicing associated with these debts (principal plus interest).

The derivative financial instruments contracted have the purpose of protecting the operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The 6-monthly interest on the swap was settled in June 2022, resulting in a negative item of R$35,505 for Cemig GT, and cash outflow of the same amount (this compares to a positive amount of R$1,045,462 in the first half of 2021, with a net cash inflow of R$888,642).

Assets	Liability	Maturity period	Trade market	Notional amount	Realized gain / loss	
					Jan to Jun, 2022	Jan to Jun, 2021
US$ exchange variation + Rate (9,25% p,y,)	R$ 151,99% of CDI	Interest: Half-yearly Principal: Dec, 2024	Over the counter	US$500,000	(19,362)	954,841
US$ exchange variation + Rate (9,25% p,y,)	R$ 125,52% of CDI	Interest: Half-yearly Principal: Dec, 2024	Over the counter	US$500,000	(16,143)	90,621
					(35,505)	1,045,462

The notional amount of derivative transactions are not presented in the statement of financial position, since they refer to transactions that do not require cash as only the gains or losses actually incurred are recorded. The net result of those transactions on June 30, 2022 was a negative adjustment of R$402,027 (R$612,765 on June 30, 2021), which was posted in finance income (expenses).

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The counterparties of the derivative transactions are the banks Bradesco, Itaú, Goldman Sachs and BTG Pactual and Cemig is guarantor of the derivative financial instruments contracted by Cemig GT.

This table presents the derivative instruments as of June 30, 2022 and December 31, 2021:

Assets	Liability	Maturity period	Trade market	Notional amount (2)	Unrealized gain / loss		Unrealized gain / loss	
					Carrying amount Jun 30, 2022	Fair value Jun 30, 2022	Carrying amount Dec 31, 2021	Fair value Dec 31, 2021
US$ exchange variation + Rate (9,25% p,y,) (1)	R$ 151,99% of CDI	Interest: Half-yearly Principal: Dec, 2024	Over the counter	US$500,000	866,626	523,897	873,095	706,401
US$ exchange variation + Rate (9,25% p,y,) (1)	R$ 125,52% of CDI	Interest: Half-yearly Principal: Dec, 2024	Over the counter	US$500,000	571,190	322,627	577,565	506,645
					1,437,816	846,524	1,450,660	1,213,046
Non-current asset						975,023		1,219,176
Current liabilities						(128,499)		(6,130)

1) For the US$1 billion Eurobond issued on December 2017: (i) for the principal, a call spread was contracted, with floor at R$3.25/US$ and ceiling at R$5.00/US$; and (ii) a swap was contracted for the total interest, for a coupon of 9.25% p.a. at an average rate equivalent to 150.49% of the CDI. For the additional US$500 issuance of the same Eurobond issued on July 2018 a call spread was contracted for the principal, with floor at R$3.85/US$ and ceiling at R$5.00/US$, and a swap was contracted for the interest, resulting in a coupon of 9.25% p.a., with an average rate equivalent to 125.52% of the CDI rate. The upper limit for the exchange rate in the hedge instrument contracted by the Company for the principal of the Eurobonds is R$5.00/US$. The instrument matures in December 2024, If the USD/BRL exchange rate is still over R$5,00 in December 2024, the Company will disburse, on that date, the difference between the upper limit of the protection range and the spot dollar on that date. The Company is monitoring the possible risks and impacts associated with the dollar being valued above R$5,00 and assessing various strategies for mitigating the foreign exchange risk up to the maturity date of the transaction. The hedge instrument fully protects the payment of six-monthly interest, independently of the USD/BRL exchange rate.
2) In millions of US$.

In accordance with market practice, Cemig GT uses a mark-to-market method to measure its derivatives financial instruments for its Eurobonds. The principal indicators for measuring the fair value of the swap are the B3 future market curves for the DI rate and the dollar. The Black & Scholes model is used to price the call spread, and one of parameters of which is the volatility of the dollar, measured on the basis of its historic record over 2 years.

The fair value at June 30, 2022 was R$846,524 (R$1,213,046 on December 31, 2021), which would be the reference if Cemig GT would liquidate the financial instrument on June 30, 2022, but the swap contracts protect the Company's cash flow up to the maturity of the bonds in 2024 and they have carrying amount of R$1,437,816 at June 30, 2022 (R$1,450,660 on December 31, 2021).

Cemig GT is exposed to market risk due to having contracted this hedge, the principal potential impact being a change in future interest rates and/or the future exchange rates. Based on the futures curves for interest rates and dollar, Cemig GT prepare a sensitivity analyses and estimates that in a probable scenario its results at June 30, 2023, would be positively affected by the swap and call spread at the end of the period in the amount of R$250,583. The fair value of the financial instrument was estimated in R$1,097,107, with a

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positive amount of R$1,123,137 refers to the option (call spread) and a negative amount of R$26,030 refers to the swap.

Cemig GT has measured the effects on its net income of reduction of the estimated fair value for the 'probable' scenario, analyzing sensitivity for the risks of interest rates, exchange rates and volatility changes, by 25% and 50%, as follows:

Parent Company and Consolidated	Base scenario Jun 30, 2022	'Probable' scenario Jun 30, 2023	'Possible' scenario exchange rate depreciation and interest rate increase 25%	'Remote' scenario: exchange rate depreciation and interest rate increase 50%
Swap (asset)	3,794,430	3,748,693	3,427,531	3,124,227
Swap (liability)	(3,945,853)	(3,774,723)	(3,876,106)	(3,932,475)
Option / Call spread	997,947	1,123,137	1,068,058	1,012,392
Derivative hedge instrument	**846,524**	**1,097,107**	**619,483**	**204,144**

The same methods of measuring marked to market of the derivative financial instruments described above were applied to the estimation of fair value.

c) Risk management

Exchange rate risk

The Company and its subsidiaries are exposed to the risk of appreciation in exchange rates, with effect on loans and financing, suppliers (energy purchased from Itaipu) and cash flow. For Cemig GT debt denominated in foreign currency, were contracted a derivative financial instrument that protects the risks associated with the interest and principal, in the form of a swap and a call spread, respectively, in accordance with the hedge policy of the Company. The Cemig GT exposures to market risk associated to this instrument is described in the topic "Swap transaction" of this Note. The risk exposure of Cemig D is mitigated by the account for compensation of variation of parcel A items (CVA).

The net exposure to exchange rates is as follows:

Exposure to exchange rates	Jun 30, 2022		Dec 31, 2021	
	Foreign currency	R$	Foreign currency	R$
US dollar				
Loans and financing (note 23)	(1,007,557)	(5,277,584)	(1,007,557)	(5,622,673)
Suppliers (Itaipu Binacional)	(24,952)	(130,697)	(59,335)	(331,118)
	(1,032,509)	(5,408,281)	(1,066,892)	(5,953,791)
Net liabilities exposed		(5,408,281)		(5,953,791)

Sensitivity analysis

Based on finance information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real on June 30, 2023 will be an devaluation of the dollar by 7.79%, to R$4.83. The Company has prepared a sensitivity analysis of the effects on the Company's net income arising from depreciation of the Real exchange rate considering the increase of 25%, and 50%, in relation to this 'probable' scenario.

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Risk: foreign exchange rate exposure	Base Scenario	'Probable' scenario US$=R$4.83	'Possible' scenario US$= R$6.04	'Remote' scenario US$=R$7.25
US dollar				
Loans and financings (note 21)	(5,277,584)	(4,866,501)	(6,085,645)	(7,304,789)
Suppliers (Itaipu Binacional) (note 19)	(130,697)	(120,517)	(150,708)	(180,900)
	(5,408,281)	(4,987,018)	(6,236,353)	(7,485,689)
Net liabilities exposed	(5,408,281)	(4,987,018)	(6,236,353)	(7,485,689)
Net effect of exchange rate fluctuation		421,263	(828,072)	(2,077,408)

Company has entered into swap operations to replace the exposure to the US dollar fluctuation with exposure to fluctuation in the CDI rate, as described in more detail in the item 'Swap Transactions' in this Note.

Interest rate risk

The Company and its subsidiaries are exposed to the risk of decrease in Brazilian domestic interest rates on June 30, 2022. This risk arises from the effect of variations in Brazilian interest rates on net financial income comprised by financial revenues from cash investments made by the Company, and also to the financial assets related to the CVA and other financial components, net of the effects on financial expenses associated to loans, financings and debentures in Brazilian currency, and also sectorial financial liabilities.

Part of the loans and financings in Brazilian currency comprises financings obtained from various financial agents that specify interest rates taking into account basic interest rates, the risk premium compatible with the companies financed, their guarantees, and the sector in which they operate.

The Company does not contract derivative financial instruments for protection from this risk, Variations in interest rates are continually monitored with the aim of assessing the need for contracting of financial instruments that mitigate this risk.

This exposure occurs as a result of net assets indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	Jun, 30, 2022	Dec, 31, 2021
Assets		
Cash equivalents – Cash investments (note 5) – CDI	1,821,539	708,252
Marketable securities (note 6) – CDI/Selic	1,924,612	2,077,818
Restricted cash – CDI	13,829	19,195
CVA and in tariffs – Selic (note 13)	1,315,658	2,147,548
	5,075,638	4,952,813
Liabilities		
Loans, financing and debentures - CDI (note 21)	(1,686,176)	(1,457,989)
Loans, financing and debentures – TJLP (note 21)	(9,866)	(20,625)
Sector financial liabilities (note 13)	-	(51,359)
	(1,696,042)	(1,529,973)
Net assets exposed	3,379,596	3,422,840

Sensitivity analysis

In relation to the most significant interest rate risk, Company estimates that, in a probable scenario, at June 30, 2023 Selic and TJLP rates will be 12.25% and 6.12%, respectively. The Company made a sensitivity analysis of the effects on its net income arising from increases

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in rates of 25% and 50% in relation to the 'probable' scenario, Fluctuation in the CDI rate accompanies the fluctuation of Selic rate.

Risk: Increase in Brazilian interest rates	Jun 30, 2022	Jun 30, 2023		
	Book value	'Probable' scenario Selic 12.25% TJLP 6.12%	'Possible' scenario Selic 9.19% TJLP 4.59%	'Remote' scenario Selic 6.13% TJLP 3.06%
Assets				
Cash equivalents - Cash investments (note 5)	1,821,539	2,044,678	1,988,938	1,933,199
Marketable securities (note 6)	1,924,612	2,160,377	2,101,484	2,042,591
Restricted cash	13,829	15,523	15,100	14,677
CVA and *Other financial components* – Selic (note 13)	1,315,658	1,476,826	1,436,567	1,396,308
	5,075,638	5,697,404	5,542,089	5,386,775
Liabilities				
Loans and financing – CDI (note 21)	(1,686,176)	(1,892,733)	(1,841,136)	(1,789,539)
Loans and financing – TJLP (note 21)	(9,866)	(10,470)	(10,319)	(10,168)
Sector financial liabilities (note 13)	-	-	-	-
	(1,696,042)	(1,903,203)	(1,851,455)	(1,799,707)
Net assets exposed	3,379,596	3,794,201	3,690,634	3,587,068
Net effect of fluctuation in interest rates		414,605	311,038	207,472

Increase in inflation risk

The Company and its subsidiaries are exposed to the risk of increase in inflation index on June 30, 2022. A portion of the loans, financings and debentures as well as the pension fund liabilities are adjusted using the IPCA (Expanded National Customer Price). The revenues are also adjusted using the IPCA and IGP-M index, mitigating part of the Company risk exposure.

This table presents the Company's net exposure to inflation index:

Exposure to increase in inflation	Jun 30, 2022	Dec 31, 2021
Assets		
Concession financial assets related to Distribution infrastructure - IPCA (1)	985,712	718,115
Concession Grant Fee – IPCA (note 13)	2,939,402	2,792,201
	3,925,114	3,510,316
Liabilities		
Loans, financing and debentures – IPCA and IGP-DI (note 21)	(4,277,762)	(4,321,906)
Debt with pension fund - Forluz (note 23)	(329,342)	(384,513)
Deficit of pension plan - Forluz (note 23)	(532,137)	(538,934)
	(5,139,241)	(5,245,353)
Net liabilities exposed	(1,214,127)	(1,735,037)

(1) Portion of the concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (Aneel) after the 4th tariff review cycle.

Sensitivity analysis

In relation to the most significant risk of reduction in inflation index, reflecting the consideration that the Company has more assets than liabilities indexed to inflation indexes, the Company estimates that, in a probable scenario, at June 30, 2023 the IPCA inflation index will be 5.14% and the IGPM inflation index will be 3.81%. The Company has prepared a sensitivity analysis of the effects on its net income arising from a increase in inflation of 25% and 50% in relation to the 'probable' scenario.

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Risk: increase in inflation index	Jun. 30, 2022 Amount Book value	Jun. 30, 2023 'Probable' scenario IPCA 5.14% IGPM 3.81%	 'Possible' scenario (25%) IPCA 6.43% IGPM 4.76%	 'Remote' scenario (50%) IPCA 7.71% IGPM 5.72%
Assets				
Concession financial assets related to Distribution infrastructure – IPCA (1)	948,513	997,267	1,009,502	1,021,643
Concession financial assets related to gas distribution infrastructure – IGPM	37,199	38,616	38,970	39,327
Concession Grant Fee – IPCA (note 13)	2,939,402	3,090,487	3,128,406	3,166,030
	3,925,114	4,126,370	4,176,878	4,227,000
Liabilities				
Loans, financing and debentures – IPCA and IGP-DI (note 21)	(4,277,762)	(4,497,639)	(4,552,822)	(4,607,577)
Debt agreed with pension fund - Forluz – (note 23)	(329,342)	(346,270)	(350,519)	(354,734)
Deficit of pension plan - Forluz (note 23)	(532,137)	(559,489)	(566,353)	(573,165)
	(5,139,241)	(5,403,398)	(5,469,694)	(5,535,476)
Net liabilities	(1,214,127)	(1,277,028)	(1,292,816)	(1,308,476)
Net effect of fluctuation		(62,901)	(78,689)	(94,349)

(1) Portion of the Concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by the grantor (Aneel) after the 4rd tariff review cycle.

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operating activities.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

Cemig manages liquidity risk by permanently monitoring its cash flow in a budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must comply with investing principles established in the Company's Cash Investment Policy. These include applying its resources in private credit investment funds, without market risk, and investment of the remainder directly in bank CDs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability through a rigid analysis of financial institutions' credit risk, applying operational limits for each bank, based on assessments that take into account their ratings, exposures and balance sheet, It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company's minimum liquidity control requirements.

Any reduction in the Company and subsidiaries ratings could result in a reduction of its ability to obtain new financing and could also make refinancing of debts not yet due more difficult or more costly. In this situation, any financing or refinancing of the Company's debt could have higher interest rates or might require compliance with more onerous covenants, which could additionally cause restrictions to the operations of the business.

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The flow of payments of the Company and subsidiaries obligation to suppliers, debts with the pension fund, loans, financing and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is as follows:

Consolidated	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at interest rates:						
- loating rates						
Loans, financing and debentures	59,260	164,366	1,629,854	10,532,267	911,395	13,297,142
Onerous concessions	349	687	3,073	14,027	15,140	33,276
Debt with pension plan Forluz (note 23)	14,577	29,230	135,480	187,619	-	366,906
Deficit of the pension plan (Forluz) (note 23)	6,462	12,972	59,902	351,346	462,442	893,124
	80,648	207,255	1,828,309	11,085,259	1,388,977	14,590,448
- Fixed rate						
Suppliers	2,192,702	192,499	379	-	-	2,385,580
	2,273,350	399,754	1,828,688	11,085,259	1,388,977	16,976,028

Parent company	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at interest rates:						
- Floating rates						
Loans, financing and debentures	-	-	61,679	-	-	61,679
Debt with pension plan (Forluz) (note 23)	717	1,438	6,666	9,231	-	18,052
Deficit of the pension plan (Forluz) (note 23)	318	638	2,947	17,286	22,753	43,942
	1,035	2,076	71,292	26,517	22,753	123,673
- Fixed rate						
Suppliers	108,016	2,381	-	-	-	110,397
	109,051	4,457	71,292	26,517	22,753	234,070

Risk of debt early maturity

The Company's subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index, Non-compliance with these covenants could result in earlier maturity of debts.

On June 30, 2022, the Company and its subsidiaries were in compliant with all the financial covenants requiring half-yearly and annual compliance. More details in Note 22.

Capital management

This table shows comparisons of the Company's net liabilities and its equity:

	Consolidated		Parent company	
	Jun 30, 2022	Dec 31, 2021	Jun 30, 2022	Dec 31, 2021
Total liabilities	32,853,003	32,584,043	2,882,128	3,163,043
(–) Cash and cash equivalents	(1,867,781)	(825,208)	(63,149)	(26,692)
Restricted cash	(13,829)	(19,195)	(5)	(7)
Net liabilities	30,971,393	31,739,640	2,818,974	3,136,344
Total equity	20,368,383	19,461,765	20,363,513	19,456,411
Net liabilities / equity	1.52	1.63	0.14	0.16

Credit risk

The distribution concession contract requires levels of service on a very wide basis within the concession area, and disconnection of supply of defaulting customers is permitted. Additionally, the Company uses numerous tools of communication and collection to avoid increase in default. These include telephone contact, emails, text messages, collection

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letters, posting of customers with credit protection companies, and collection through the courts.

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its customers is considered to be low. The credit risk is also reduced by the extremely wide customers' base.

The provision for expected credit losses of accounts receivable recorded on June 30, 2022, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries was R$878,991.

Company and its subsidiaries manage the counterparty risk of financial institutions based on an internal policy, applied since 2004.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk systemic risk related to macroeconomic and regulatory conditions, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate, and may be of public or private capital as well as financial or non-financial entities. The Company does not carry out any transactions in variable income securities or that would bring volatility risk into its interim financial information.

As a management instrument, the Company and its subsidiaries divide the investment of its funds into direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income products, having companies of the Group as the only unit holders. They obey the same policy adopted in the investments for the Company's directly held own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1. Minimum Brazilian long-term rating of 'BBB' (bra), 'brBBB' or 'Baa2' by any of the agencies: Fitch Ratings, Moody's or Standard & Poor's.
2. Equity greater than R$800 million.
3. Basel ratio one percentage point above the minimum set by the Brazilian Central Bank.

The quality of the financial institutions' credit portfolio is another indicator that is monitored and may result in reduction of the institution's limit.

Banks that exceed these thresholds are classified in three groups, in accordance with their equity value, plus a specific segment comprising those whose credit risk is associated only with federal government, and within this classification, limits of concentration by group and by institution are set:

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Group	Equity	Limit per bank (% of equity) (1) (2)			
		AAA	AA	A	BBB
Federal Risk	-	10%	10%	10%	10%
A1	Equal or over R$10 billion	9%	8%	7%	6%
A2	Between R$5 billion and R$10 billion	8%	7%	6%	5%
A3	Between R$2 billion and R$5 billion	7%	6%	5%	4%
A4	Between R$800 million and R$2 billion	6%	5%	4%	-

1. The percentage assigned to each bank depends on individual assessment of indicators, e,g,, liquidity, and quality of the credit portfolio,
2. When the institution has different ratings from different risk rating agencies, the rating that is most favorable for the institution is taken into account,

Further to these points, Cemig also sets two concentration limits:

1. No bank may have more than 30% of the Group's portfolio.
2. The banks in the 'Federal risk', 'A1' and 'A2' groups must concentrate at least 50% of the total of the funds available, comprising investments held in the Investment Funds and in the own portfolio, excluding public securities.

The Company only permits investments in securities of non-financial companies that have a rating equal to or higher than the most recent rating of the Cemig parent company published by the risk rating agencies Fitch Rating, Moody's or Standard & Poor's.

Other operating risks

Risk of over-contracting and under-contracting of energy supply

Sale or purchase of energy supply in the spot market to cover a positive or negative exposure of supply contracted, to serve the captive market of Cemig D, is an inherent risk to the energy distribution business. The regulatory agent limits for 100% pass-through to customers the exposure to the spot market, valued at the difference between the distributor's average purchase price and the spot price (PLD), is only the margin between 95% and 105% of the distributor's contracted supply. Any exposure that can be proved to have arisen from factors outside the distributor's control ('involuntary exposure') may also be passed through in full to customers. Company's management is continually monitories its contracts for purchase of energy supply to mitigate the risk of exposure to the spot market.

Risk of continuity of the concession

The risk to continuity of the distribution concession arises from the Fifth Amendment to the concession agreement entered into for 30 years, with the Mining and Energy Ministry, effective as of January 1, 2016, as provided for in Law No, 12,783/13. The extension introduced changes to the present contract, conditional upon compliance by the distributor with new criteria for quality, and for economic and financial sustainability.

The extension is conditional on compliance with indicators contained in the contract itself, which aim to guarantee quality of the service provided and economic and financial sustainability of the Company. These are determinant for actual continuation of the concession in the first five years of the contract, since non-compliance with them in two consecutive years, or in the fifth year, results in cancellation of the concession.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Also, as from the sixth calendar year after signature of the contract, non-compliance with the quality criteria for three consecutive years, or the minimum parameters for economic/financial sustainability for two consecutive years, results in opening of proceedings for termination of the concession.

The efficiency criteria for continuity of supply and for economic and for financial management, required to maintain the distribution concession, were met in the period ended June 30, 2022.

Hydrological risk

The greater part of the energy sold by the Company's subsidiaries is generated by hydroelectric plants. A prolonged period of drought can result in lower water volumes in the reservoirs of these plants, which can lead to an increase in the cost of acquisition of energy, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of energy. Prolongation of the generation of energy using the thermal plants could pressure costs of acquisition of supply for the distributors, causing a greater need for cash, and could result in future increases in tariffs.

The Company continuously monitors the position of its energy balance and the risk position of power purchase contracting, in order to ensure that transactions are consistent with its objectives and corporate strategy.

91
Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

31. OPERATING SEGMENTS

The detailed information on the operational segments is given in Note 5 to the financial statements for the year ended December 31, 2021.

INFORMATION BY SEGMENT AS OF AND FOR THE PERIOD ENDED JUNE 30, 2022									
ACCOUNT/DESCRIPTION	ENERGY				Investees / Holding	TOTAL	Inter segment Transactions (1)	Reconciliation (2) (3)	TOTAL
	Generation	Transmission	Trading	Distribution					
NET REVENUE	1.428.248	647.124	3.669.699	9.679.436	1.687.496	17.112.003	(823.731)	(227.444)	16.060.828
COST OF ENERGY AND GAS	(133.637)	(70)	(3.162.287)	(5.704.087)	(1.255.844)	(10.255.925)	823.731	198.305	(9.233.889)
OPERATING COSTS AND EXPENSES (3)									
Personnel	(70.854)	(65.685)	(12.221)	(456.964)	(68.490)	(674.214)	-	-	(674.214)
Employees and managers' profit sharing	(7.859)	(7.991)	(1.471)	(51.335)	(5.194)	(73.850)	-	-	(73.850)
Post-employment obligations	(31.257)	(20.371)	(4.650)	(204.832)	(43.655)	(304.765)	-	-	(304.765)
Materials, outsourced services and other expenses (revenues)	(179.372)	(120.980)	(5.783)	(766.109)	(52.041)	(1.124.285)	-	29.261	(1.095.024)
Depreciation and amortization	(164.176)	120	(6)	(354.256)	(53.489)	(571.807)	-	(122)	(571.929)
Operating provisions and impairment	(15.334)	(8.365)	(3.672)	(1.642.214)	(4.112)	(1.673.697)	-	-	(1.673.697)
Construction costs	-	(125.886)	-	(1.112.782)	(23.754)	(1.262.422)	-	-	(1.262.422)
Total cost of operation	**(468.852)**	**(349.158)**	**(27.803)**	**(4.588.492)**	**(250.735)**	**(5.685.040)**	-	**29.139**	**(5.655.901)**
OPERATING COSTS AND EXPENSES	**(602.489)**	**(349.228)**	**(3.190.090)**	**(10.292.579)**	**(1.506.579)**	**(15.940.965)**	**823.731**	**227.444**	**(14.889.790)**
Equity in earnings of unconsolidated investees, net	69.731	2.629	-	-	448.536	520.896	-	-	520.896
Gains arising from the sale of non-current asset held for sale	-	-	-	-	6.644	6.644	-	-	6.644
OPERATING RESULT BEFORE FINANCE AND TAX RESULT	895.490	300.525	479.609	(613.143)	636.097	1.698.578	-	-	1.698.578
Finance income and expenses, net	(78.347)	(50.963)	14.785	(307.585)	(134.676)	(556.786)	-	-	(556.786)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	817.143	249.562	494.394	(920.728)	501.421	1.141.792	-	-	1.141.792
Income tax and social contribution tax	(200.677)	(64.530)	(164.317)	396.375	396.804	363.655	-	-	363.655
NET INCOME FOR THE PERIOD	616.466	185.032	330.077	(524.353)	898.225	1.505.447	-	-	1.505.447
Equity holders of the parent	616.466	185.032	330.077	(524.353)	897.487	1.504.709	-	-	1.504.709
Non-controlling interests	-	-	-	-	738	738	-	-	738

(1) The only inter-segment transactions are from the generation to the trading segment, as explained above.

(2) The reconciliation between the published amounts for the segments and the accounting information on revenue and costs indicates the transactions between the consolidated companies (eliminations).

(3) The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

INFORMATION BY SEGMENT AS OF AND FOR THE PERIOD ENDED JUNE 30, 2021									
ACCOUNT/DESCRIPTION	ENERGY				Investees / Holding	TOTAL	Inter segment Transactions (1)	Reconciliation (2) (3)	TOTAL
	Generation	Transmission	Trading	Distribution					
NET REVENUE	1.461.450	441.332	2.833.770	9.463.013	1.264.718	15.464.283	(793.581)	(205.979)	14.464.723
COST OF ENERGY AND GAS	(285.249)	(131)	(2.540.912)	(6.009.267)	(868.042)	(9.703.601)	793.581	176.403	(8.733.617)
OPERATING COSTS AND EXPENSES									
Personnel	(77.498)	(55.698)	(10.275)	(454.674)	(52.178)	(650.323)	-	-	(650.323)
Employees' and managers' profit sharing	(5.862)	(5.093)	(976)	(36.043)	(1.215)	(49.189)	-	-	(49.189)
Post-employment obligations	(20.266)	(18.057)	(3.336)	(145.680)	(28.632)	(215.971)	-	-	(215.971)
Materials, outsourced services and other expenses (revenues)	(91.395)	(44.450)	(6.049)	(723.851)	(51.688)	(917.433)	-	29.576	(887.857)
Depreciation and amortization	(94.678)	(1.709)	(267)	(330.132)	(53.378)	(480.164)	-	-	(480.164)
Operating provisions and impairment	(8.646)	(6.182)	(6.224)	(38.091)	(34.236)	(93.379)	-	-	(93.379)
Construction costs	-	(47.124)	-	(719.519)	(18.918)	(785.561)	-	-	(785.561)
Total cost of operation	**(298.345)**	**(178.313)**	**(27.127)**	**(2.447.990)**	**(240.245)**	**(3.192.020)**	-	**29.576**	**(3.162.444)**
OPERATING COSTS AND EXPENSES	**(583.594)**	**(178.444)**	**(2.568.039)**	**(8.457.257)**	**(1.108.287)**	**(12.895.621)**	**793.581**	**205.979**	**(11.896.061)**
Periodic tariff review, net	-	217.063	-	-	-	217.063	-	-	217.063
Gain with renegotiation of hydrological risk - Law 14,052/20, net	909.601	-	-	-	-	909.601	-	-	909.601

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

INFORMATION BY SEGMENT AS OF AND FOR THE PERIOD ENDED JUNE 30, 2021									
ACCOUNT/DESCRIPTION	ENERGY				Investees / Holding	TOTAL	Inter segment Transactions (1)	Reconciliation (2) (3)	TOTAL
	Generation	Transmission	Trading	Distribution					
Gain from the sale of non-current asset held for sale	-	-	-	-	108.550	108.550	-	-	108.550
Equity in earnings of unconsolidated investees, net	20.410	-	-	-	131.069	151.479	-	-	151.479
OPERATING RESULT BEFORE FINANCE AND TAX RESULT	1.807.867	479.951	265.731	1.005.756	396.050	3.955.355	-	-	3.955.355
Finance income and expense, net	(270.283)	(143.509)	6.547	10.458	(389.905)	(786.692)	-	-	(786.692)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	1.537.584	336.442	272.278	1.016.214	6.145	3.168.663	-	-	3.168.663
Income tax and social contribution tax	(437.272)	(100.231)	(45.378)	(276.422)	59.630	(799.673)	-	-	(799.673)
NET INCOME FOR THE PERIOD	1.100.312	236.211	226.900	739.792	65.775	2.368.990	-	-	2.368.990
Equity holders of the parent	1.100.312	236.211	226.900	739.792	65.054	2.368.269	-	-	2.368.269
Non-controlling interests	-	-	-	-	721	721	-	-	721

(1) The only inter-segment transactions are from the generation to the trading segment, as explained above.

(2) The reconciliation between the published amounts for the segments and the accounting information on revenue and costs indicates the transactions between the consolidated companies (eliminations).

(3) The information on operational costs and expenses separated by type is segregated in accordance with the internal business model, which has immaterial differences in relation to the accounting information.

The information for assets by segment is not presented, because this is not part of the information made available to the Company's management.

32. DISPOSAL OF EQUITY INTEREST

Cemig GT's interest in Renova disposal process

On November 11, 2021, the Company signed a Share Purchase Agreement with AP Energias Renováveis Fundo de Investimento em Participações Multiestratégia, an Angra Partners' investment vehicle, administered and managed by Mantiq Investimentos Ltda, including the sale of the whole equity interest held in Renova S.A. – In-Court Supervised Reorganization ("Renova") and the assignment, for consideration, of all credits owed to the Company by Renova Comercializadora de Energia S.A. – In-Court Supervised Reorganization, for total consideration of R$60 million and establishes the Company right to an earn-out, depending on certain future events.

According with the agreement the closing of the transaction was subject to compliance with certain precedent conditions that are usual in similar transactions, including prior approval by the grantor authorities, the creditors holding asset guarantees listed in Renova's Court-Supervised Reorganization Plan and the counterparties in certain commercial contracts.

The equity interest held in Renova, which carrying amount since December 31, 2018 is zero due to the equity deficit, was classified as an asset held for sale, according to IFRS 5/CPC 31 – *Non-current Asset held for Sale and Discontinued Operation*, at the fourth quarter of 2021, in view of the high probability of conclusion of its plan for sale, especially after approval by the competent governance body, which preceded signature of the instrument.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

Conclusion of the sale transaction

On May 5, 2022, the Company concluded the sale of its entire equity interest held in Renova, as well as the assignment, for consideration, of all credits owed to the Company by Renova for a total consideration of R$60,000, with a right to receive an earn out subject to certain future events, as provided in Share Purchase Agreement ('the Agreement') entered into with AP Energias Renováveis Fundo de Investimento em Participações Multiestratégia on November 11, 2021.

As a result of conclusion of the transaction, the Company recognized the following accounting effects, in May 2022:

Consolidated	
Number of shares held by Cemig	15,115,372
Total sale price	6,644
Value of assets held for sale on March 31, 2022	-
Accounting capital gain	6,644
Income tax and Social Contribution tax (nominal rate) (1)	(2,259)
Capital gain net of taxes and costs of the sale:	4,385
Amount received for assignment of the credits payable to Cemig GT	53,356
Book value of the credits	-
Gain on assignment of the credits – in other revenues	53,356
Income tax and Social Contribution tax (nominal rate) (1)	(18,141)
Gain on assignment of credits, net of tax	35,215
Estimated expenses of sale (2)	(3,959)
Total receivable, net of estimated expenses	35,641

(1) Realization of deductibility of the total value of the credits, which had been totally provisioned in the accounts, plus the deductibility of the goodwill paid on acquisition of the investment, produced an aggregate tax loss of R$504,351, reducing expenditure on income tax and Social Contribution tax by R$315,318.
(2) Estimated expenses based on contracted legal advisory services.

33. NON-CASH TRANSACTIONS

On periods ended on June 30, 2022 and 2021, the Company and its subsidiaries had the following non-cash transactions, which are not reflected in the Cash flow statement:

- Capitalized financial costs of R$18,661 from January to June, 2022 (R$12,872 in same period of 2021);
- Lease addition in the amount of R$8,363 from January to June, 2022 (R$9,723 in same period of 2021).

34. PARLIAMENTARY COMMITTEE OF INQUIRY ('CPI')

On June 17, 2021, the Legislative Assembly of Minas Gerais has established a Parliamentary Committee of Inquiry ('CPI') to investigate management acts of Cemig since 2019. At an ordinary meeting held on June 24, 2021, the Legislative Assembly of the State of Minas Gerais appointed the members of the CPI. The CPI was entitled to investigate the facts underlying the application for its creation, for 120 calendar days from appointment of its Chair and Vice-chair. This period was extended, on October 26, 2021, for 60 days.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The 'CPI' requested, through application, several documents and information related, mainly, human resources management and procurement processes that were considered to be exempt from mandatory bidding. The Company has complied with the requests, into deadlines.

Additionally, in relation to the processes of contracting, the Company carries out regular audits. At present there is an examination in progress in one of these: based on the results identified to date, no material impacts have been identified neither on the interim financial information for the period ending June 30, 2022, nor on financial statements for prior years.

On February 18, 2022 the CPI approved its final report, to be submitted to the Public Attorneys' Office of Minas Gerais State, and other public control bodies, for assessment of what further submissions of it should be made, So far there are not known to be any potential accusations that might take place by reason of the results indicated by the CPI.

The Company reaffirm that all the actions taken by the present management aimed to preserve the shareholders' equity of the Company and ensure improvement in the offer of energy services to its clients, rigorously following the relevant legislation.

95

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

CONSOLIDATED RESULTS
(Figures in R$ '000 unless otherwise indicated)

Net income for the quarter

Cemig reports net profit of R$49,876 for the second quarter of 2022 (2Q22), which compares with net profit of R$1,946,639 in 2Q21. As described in Note 20, the Company recorded an increase of R$1,988,128 in liabilities, corresponding to the tax credits which must be passed through to users of the electricity distributor as a result of Law 14,385 of 2022. This amount is to be divided between Deductions from operational revenue and Operational provisions.

The main variations affecting the revenue, costs, expenses and net finance income (expenses) are noted below.

Ebitda (Earnings before interest, tax, depreciation and amortization)

Cemig's consolidated adjusted Ebitda, with the removal of non-recurrent items, higher in 37.02% on second quarter of 2022, compared to the same period of 2021, whereas the adjusted Ebitda margin higher from 17.95% to 22.03%. In first semester of 2022, the consolidated Ebitda higher 25.63% compared to the first semester of 2021, and the margin went from 20.55% to 23.25% in the analyzed periods.

The consolidated Ebitda, measured according to CVM Instruction 527/2012, decreased in 86.34% in the second quarter of 2022, compared to the same period of 2021. The Ebitda margin decreased from 35.22% in the second quarter of 2021 to 4.31% in the second quarter of 2022. In the first semester of 2022, the consolidated Ebtida decreased 48.81%, compared to the same period of 2021, and, the Ebitda margins decreased from 30.66% to 14.14% in the analized periods.

The main reasons for these variations are described throughout this report.

EBITDA - R$'000	Abr a Jun/2022	Abr a Jun/2021	Var %	Jan a Jun/2022	Jan a Jun/2021	Var %
Net income for the period	49,876	1,946,639	(97.44)	1,505,447	2,368,990	(36.45)
Income tax and social contribution tax	(855,151)	880,346	(197.14)	(363,655)	799,673	(145.48)
Net financial revenue	870,949	(478,528)	(282.01)	556,786	786,692	(29.22)
Depreciation and amortization	288,020	241,733	19.15	571,929	480,164	19.11
EBITDA according to "CVM Instruction 527" (1)	353,694	2,590,190	(86.34)	2,270,507	4,435,519	(48.81)
Non-recurrent items			-			-
Non-controlling interest	(356)	(402)	(11.44)	(738)	(721)	2.36
Income for periodic tariff review, net	-	(211,247)	-	-	(217,063)	-
Gain from the sale of non-current asset held for sale	(60,000)	-	-	(60,000)	(108,550)	(44.73)
Refunded of PIS/Pasep and Cofins credits on ICMS	1,660,356	-	-	1,660,356	-	-
Reversal of tax provisions	-	(327)	-	-	(78,361)	-
Write-off of financial asset	171,770	-	-	171,770	-	-
TDRA* related to infrastructure	(145,493)	-	-	(145,493)	-	-
Reversal of provision for losses (note 15)	(170,916)	-	-	(161,648)	-	-
Gain with renegotiation of hydrological risk – Law 14,052/20, net	-	(909,601)	-	-	(909,601)	-
Advances for services provided, net	-	(148,350)	-	-	(148,350)	-
Ebitda adjusted (2)	1,809,055	1,320,263	37.02	3,734,754	2,972,873	25.63

* Term of Debt Recognition Agreement

(1) Ebitda is a non-accounting measure prepared by the Company, reconciled with its consolidated interim financial information in accordance with the specifications in CVM Circular SNC/SEP 01/2007 and CVM Instruction 527 of October 4, 2012, It comprises: net income adjusted for the effects of net financial revenue (expenses), depreciation, amortization and income tax and the social contribution tax. Ebitda is not a measure recognized

96

Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies, Cemig publishes Ebitda because it uses it to measure its own performance, Ebitda should not be considered in isolation or as a substitution for net income or operational profit, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

(2) The Company adjusts the EBITDA measured according to CVM Instruction 527 removing non-current items, which, because of their nature, do not contribute towards information on the potential of future cash generation, since they are extraordinary items.

EBITDA
3,000
2,500
2,000
1,500
1,000
500
2,590
354
100%
80%
60%
40%
20%
0%
Apr to Jun/2021
Apr to Jun/2022
EBITDA – R$ million
EBITDA Margin - %

EBITDA Adjusted
3,000
2,500
2,000
1,500
1,000
500
1,320
1,809
100%
80%
60%
40%
20%
0%
Apr to Jun/2021
Apr to Jun/2022
EBITDA Adjusted – R$ million
EBITDA Margin - %

Revenue from supply of energy

Revenue from supply of energy was R$7,844,552, in the second quarter of 2022, compared to R$6,837,733 in the same period of 2021, higher, representing a higher of 14.72%. The main variations the explain the higher in supply revenue are below:

Final customers

Revenue from energy sold to final customers was R$6,947,698, in the second quarter of 2022, compared to R$6,202,062 in the same period of 2021, representing a higher of 12.02%.

Cemig's energy market

The total for sales in Cemig's consolidated energy market comprises sales to: (i) Captive customers in Cemig's concession area in the State of Minas Gerais; (ii) Free Customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (*Ambiente de Contratação Livre*, or ACL); (iii) other agents of the energy sector – traders, generators and independent power producers, also in the Free Market; (iv) Distributors, in the Regulated Market (*Ambiente de Contratação Regulada*, or ACR); and (v) the Power Trading Chamber (*Câmara de Comercialização de Energia Elétrica* – CCEE), eliminating transactions between companies of the Cemig Group,

This table details Cemig's market and the changes in sales of energy by customer category, comparing the period from January to June 2022 to the same period in 2021:

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Revenue from supply of energy

	Jan to Jun, 2022			Jan to Jun, 2021			Charge %	
	MWh (2)	R$	Average price billed (R$/MWh) (1)	MWh (2)	R$	Average price billed (R$/MWh) (1)	MWh	R$
Residential	2,768,128	2,724,030	984.07	2,766,585	2,620,985	947.37	0.06	3.93
Industrial	4,597,875	1,520,467	330.69	4,058,047	1,269,674	312.88	13.30	19.75
Commercial, Services and Others	2,307,390	1,655,806	717.61	1,992,781	1,263,457	634.02	15.79	31.05
Rural	844,733	541,861	641.46	1,074,926	629,219	585.36	(21.41)	(13.88)
Public authorities	223,437	176,026	787.81	171,645	128,263	747.26	30.17	37.24
Public lighting	285,585	136,207	476.94	314,679	149,098	473.81	(9.25)	(8.65)
Public services	351,948	220,138	625.48	352,752	197,094	558.73	(0.23)	11.69
Subtotal	**11,379,096**	**6,974,535**	**612.93**	**10,731,415**	**6,257,790**	**583.13**	**6.04**	**11.45**
Own consumption	6,857	-	-	8,272	-	-	(17.11)	-
Unbilled retail supply, net	-	(26,837)	-	-	(55,728)	-	-	(51.84)
	11,385,953	6,947,698	612.93	10,739,687	6,202,062	583.13	6.02	12.02
Wholesale supply to other concession holders (3)	3,259,639	884,910	271.47	2,612,137	653,719	250.26	24.79	35.37
Wholesale supply not yet invoiced, net	-	11,944	-	-	(18,048)	-	-	(166.18)
Total	14,645,592	7,844,552	536.89	13,351,824	6,837,733	517.97	9.69	14.72

(1) The calculation of the average price does not include revenue from supply not yet billed.
(2) Data not audited by external auditors.
(3) Includes Regulated Market Energy Sale Contracts (CCEARs) and 'bilateral contracts' with other agents.

- increase of 15.79% on energy billed to the Commercial and Services category of consumers, mainly reflecting the increase in the number of consumers in this category, including numerous consumers transferred from the *Rural* and *Public service* categories, in accordance with Aneel Normative Resolution (ReN) 901/2020, which ruled that clients who had not brought their records up to date and proved that their activity qualifies for the tariff benefit should be transferred to *Commercial and Services*;
- increase of 30.17% on volume of electricity billed to the *Public authorities* user category, mainly due to the increase in the number of consumers in this category, as a result of the migration of clients from the Public service and Rural categories to this category, in obedience to Aneel Normative Resolution (ReN) 901/2020;
- decrease of 21.41% on volume of electricity billed to the Rural user category, partially offsetting the previous increases, mainly due to the lower number of consumers in this category as a result of migration of these clients to other categories, in compliance with Aneel Normative Resolution (ReN) 901/2020;
- decrease of 9.25% on volume of electricity billed to the *Public lighting* user category, mainly as a result of installation of LED lamps in several municipalities.

<u>Revenue from Use of Distribution Systems (the TUSD charge – free customers)</u>

This is revenue from charging Free Customers the Tariff for Use of the Distribution System (TUSD), on the volume of energy distributed. In the second quarter of 2022, this was R$912,976, compared to R$820,873 in the same period of 2021 - increase of 11.22%.

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CEMIG

CVA and other financial components in tariff adjustments

These items are the recognition of the difference between actual non-controllable costs (in which the contribution to the CDE – the Energy Development Account and energy purchased for resale, are significant components) and the costs that were used in calculating rates charged to customers. The amount of this difference is passed through to customers in the next tariff adjustment of Cemig D.

In the second quarter of 2022 this represented a expenses of R$271,933, whereas in the same period in 2021 it produced a gain of R$453,744. The change mainly reflects the lower costs of purchase of electricity acquired in the regulatory environment in 2022 compared to the amounts considered in the tariff.

For further details, see Note 13.

Transmission concession revenue

The transmission concession revenue of the Company comprises the sum of revenues recorded for construction, reinforcements, improvements, operation and maintenance, as specified in the transmission contracts, Under the concession contracts, Annual Permitted Revenues (RAPs) of the existing electricity system, and those involved in tenders, These are updated annually, based mainly on the inflation index specified in the contract (the IPCA and IGP-M indexes), Subsequently, all reinforcements and improvements works that are implemented upon specific authorization by Aneel result in the constitution of a new component of RAP.

The main variations in revenue are presented below:

- This infrastructure operation and maintenance revenue was R$126,485 in the second quarter of 2022, compared to R$75,036 in the same period of 2021, 68.57% higher. This primarily reflects the annual adjustment of the transmission Company's RAP, as an effect of Aneel Ratifying Resolution (ReH) 2,895/2021, amended by ReH 2,959/2021;
- The revenues posted for construction, strengthening and enhancement of infrastructure totaled R$100,873 in the second quarter of 2022, compared to R$39,682 in the same period of 2021, 154.20% higher. This mainly reflects the increased investments in transmission;
- Revenues from financial remuneration of transmission contract assets were 46,26% higher, at R$204,563 in the second quarter of 2022, compared to R$139,867 in the same period of 2021. This increase mainly reflects the higher value of the IPCA inflation index – the indexor used for remuneration of the contract – which was 2.22% in the second quarter of 2022, compared to 1.68% in the same period of 2021. Another important item was recognition of the effects of ReH 2,852/2021, which defined the Financial Component for Concession Contract 006/97. The debtor balance of this component was recalculated to include remuneration of cost of

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capital at the rate of cost of own capital, substituting the weighted average regulatory cost of capital, for the period from June 2017 to June 2020, and the new amounts of the component for the cycles of 2020-2021 and 2025-2026, taking into account the 'reprofiling' of the payments under the terms of the Resolution.

More details in Note 14.

Revenue from supply of gas

The Company reports revenue from supply of gas totaling R$1,113,427 in the second quarter of 2022, compared to R$838,444 in the same period of 2021, 32.80% higher.

Construction revenue

The construction and infrastructure revenues of the distribution segment totaled R$695,971 in the second quarter of 2022, compared to R$409,128 in the same period of 2021. This increase was mainly due to the larger execution of the Company's investment plan budget in relation to the compared period, highlighting the rural service and market growth, energy metering, and 'bullet-proofing of revenues'; and also, in sub-transmission, expansion and digitalization of High Voltage infrastructure.

This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company's investments in assets of the concession in the period.

The construction revenues of the Transmission segment have been dealt with in topic *Transmission Concession Revenues.*

Other operating revenues

The other operating revenues line for the Company and its subsidiaries in the second quarter of 2022 totaled R$783,716, compared to R$436,904 in the same period of 2021 – 79.38% higher. See Note 26 for a breakdown of other operating revenues.

Taxes and regulatory charges reported as Deductions from revenue

The taxes and charges that are recorded as deductions from operating revenue totaled R$4,040,760 in the second quarter of 2022, compared to R$3,218,609 in the same period of 2021, 25.54% higher.

The Energy Development Account (CDE)

The amounts of payments to the Energy Development Account (CDE) are determined by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities (reimbursements of costs of assets), tariff subsidies, and the subsidy for balanced tariff reduction, the low-income-customer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC).

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CDE charges in the second quarter of 2022 totaled R$1,038,461, compared to R$649,729 in the same period of 2021, 59.83% higher. This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Customer charges - the 'Flag' Tariff system

The 'Flag' tariff bands are activated as a result of low levels of water in the system's reservoirs - tariffs are temporarily increased due to scarcity of rain. The 'Red' band has two levels - Level 1 and Level 2. Level 2 comes into effect when the levels of reservoirs are more critical. Activation of the flag tariffs generates an impact on billing in the subsequent month.

The charges were zeroed in the second quarter of 2022, compared to the amount of R$55,037 in the same period of 2021. This variation results from the activation of the most burdensome flags in the period of 2021, compared to no activation in the current quarter.

Other taxes and charges on revenue

The deductions and charges with the most significant impact on revenue are mainly taxes, calculated as a percentage of sales revenue. Thus, their variations are, substantially, in proportion to the variations in revenue.

Operating costs and expenses (excluding financial income/expenses)

Operating costs and expenses totaled R$8,490,818 in the second quarter of 2022 compared to R$6,159,165 in the same period of 2021, 37.86% higher. See more on the breakdown of Operating costs and expenses in Note 27.

The following paragraphs comment on the main variations:

Post-employment obligations

The impact of the post-employment obligations of the Company on operational profit in the second quarter of 2022 was an expense of R$151,285, compared to an expense of R$109,288 in the same period of 2021, representing an increase of 38,43%. This variation mainly relates to the increase in the discount rate, and in the expectation for inflation, which increased the projection of costs of post-retirement liabilities for 2022.

Energy purchased for resale

The expense on energy purchased for resale in the second quarter of 2022 was R$3,445,961 compared to R$3,309,234 in the same period of 2021, 4.13% higher. The difference is mainly:

- expenses on supply of power from Itaipu were 14.63% lower, at R$409,856 in the second quarter of 2022, compared to R$480,103 in the same period of 2021, mainly

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reflecting: the reduction of the price of supply from Itaipu from R$28.07/kW to R$24.73/kW, and by the 3.8% reduction in the average dollar in the second quarter of 2022 compared to the average for the second quarter of 2021;

- expenses on supply acquired at auction were 20.14% lower, at R$828,069 in the second quarter of 2022, compared to R$1,036,952 in the same period of 2021. This reduction is mainly due to the reduction in dispatches due to the availability of termal plants and the reduction in energy acquisition through MCSD;
- the reductions referred above were partially offset by expenses on distributed generation that were 72.65% higher, at R$472,641 in the second quarter of 2022, compared to R$273,757 in the same period of 2021. This higher figure reflects the higher number of generation units installed and the higher volume of energy injected into the grid (714,820 MWh in the second quarter of 2022, compared to 445,944 MWh in the same period of 2021);
- costs of electricity acquired in the Free Market 27.27% higher, at R$1,302,375 in the second quarter of 2022, compared to R$1,023,322 in the same period of 2021, mainly associated with the transfer of power purchase contracts from Cemig GT to the Company in the third quarter of 2021. For more information, please see Note 26.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment, For more details please see Note 13.

Charges for use of the transmission network

Charges for use of the transmission network in the second quarter of 2022 totaled R$560,170, compared with R$701,915 in the same period of 2021, an reduction of 20.19%.

These charges are payable by energy distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by a Resolution from the Grantor (Aneel).

The difference mainly reflects costs of the System Services Charge (Encargo de Serviços do Sistema – 'CCEE-ESS'), due to higher volume of dispatching outside the merit order, combined with a reduction in the tariff of the basic network, carried out in July 2021.

This is a non-manageable cost in the distribution activity: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment, More details see note 13.

Operating provisions

Operating provisions in the second quarter of 2022 totaled R$1,510,367, compared to R$69,175 in the same period of 2021. This arises mainly from the following factors:

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CEMIG

- Constitution of an operational provision in the updated amount of R$ 1,405,106, arising from the accounting effects of Law 14,385/22 coming into force, which ordered that the amounts of PIS/Pasep and Cofins taxes wrongly charged on amounts of ICMS tax should be reimbursed in their entirety to consumers. The Company awaits regulation of the Law by Aneel, and is assessing possible future actions related to this matter with its legal advisers;
- change in provisions for the SAAG put option: In the second quarter of 2022 this item was an addition of R$4,972 in provisions, compared to a *reversal* of R$26,525 in the same period of 2021. This change is basically associated with the negative effects on the fair value of Mesa of the decision given against the Company in the arbitration involving SAESA. There is more on the method of calculation of the options in Note 30; and
- the allowance for estimated losses on doubtful receivables was a constitution of R$99,505 in the second quarter of 2022, compared to a reversal of R$985 in the same period of 2021. This variation is mainly due to the improvement of the provisioning rules in the 2021 fiscal year, which aims to assimilate good practices adopted by the market in the electricity sector.

For further details, please see Note 24.

Construction cost

Infrastructure construction cost in the second semester of 2022 was R$771,160 in the second quarter of 2022 compared to R$437,186 in the same period of 2021, 76.39% higher. The difference is mainly due to execution of a larger part of the company's investment plan budget than in the prior period, especially in distribution, where funds were directed to urban service, and upgrading of networks; energy metering and 'bullet-proofing of revenues'; and also in sub-transmission, in expansion and digitalization of high voltage infrastructure.

This line records the Company's investment in assets of the concession in the period, and is fully offset by the line Construction revenue, in the same amount.

Gas purchased for resale

In the second quarter of 2022, the Company recorded an expense of R$692,063 on acquisition of gas, compared to R$480,517 in the same period of 2021, 44,02% higher.

Share of profit (loss) of affiliates and jointly controlled entities, net

A net gain of R$336,468 value of non-consolidated investees was posted by the equity method in the second quarter of 2022, compared to R$32,792 in the second quarter of 2021.

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This primarily reflects reversal of the provision of R$170,916, referring to the obligations assumed by the Company in favor of the investee Madeira Energia S.A. (Santo Antônio plant) under support and guarantee agreements.

Note 15 gives the breakdown of equity method gains/losses, by investee.

Net Financial Revenue (expenses)

The Company reports net financial revenues of R$870,949 in the second quarter of 2022, compared to net financial expenses of R$478,528 in the same period of 2021. This variation is mainly due to the following factors:

- appreciation of the dollar against the Real in the second quarter of 2022 of 10.56%, compared to depreciation, of 12.20%, in the second quarter of 2021 – generating a posting of revenues of R$500,200 in the second quarter of 2022 vs. revenues of R$1,044,160, in the second quarter of 2021; and
- the fair value of the financial instrument contracted to hedge the risks connected with the Eurobonds resulted in a positive item of R$54,620 in the second quarter of 2022, compared with a negative item of R$425,417 in the second quarter of 2021. This results mainly arises the appreciation of the dollar against the Real.
- recognition of a net financial expense of R$369,001, for monetary updating of the liabilities related to the portion of tax credits corresponding to the period of the last 10 years. This arises from ratification of the 2022 Annual Tariff Adjustment, which took into account the effects of Draft Law 1280 of 2022, which was converted into Law 14,385 of 2022. That law specifies that 100% of the amounts arising from tax charged in excess (as per the judgment excluding ICMS tax amounts from the calculation base for PIS/Pasep and Cofins taxes) should be reimbursed to consumers.

For a breakdown of financial revenues and expenses please see Note 29.

Income tax and social contribution tax

In the second quarter of 2022, the gain on income tax and the social contribution tax totaled R$855,151, on pre-tax profit of R$805,275. In the same period of 2021, the expense on income tax and the social contribution tax was R$880,346, on pre-tax profit of R$2,826,985 an effective rate of 31.14%.

These effective rates are reconciled with the nominal tax rates in Note 9c.

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OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

Board of Directors

Meetings

The Board of Directors met 12 times up to June 30, 2022, to discuss strategic planning, projects, acquisition of new assets, various investments, and other subjects.

Membership, election and period of office

The present period of office began with the EGM on April 29, 2022, with election by the multiple voting system.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Shareholders to be held in 2024.

The composition of the Board of Directors will be assessed annually by the Board of Directors itself, aiming to implement a gradual change with a view to increase diversity – for which targets may possibly be established.

Principal responsibilities and duties:

Under the by-laws, the Board of Directors has the following responsibilities and duties, as well as those conferred on it by law:

- Decision on any sale of assets, loans or financings, charge on the company's property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value equal to 1% or more of the Company's total Shareholders' equity.
- Authorization for issuance of securities in the domestic or external market to raise funds.
- Approval of the Long-term Strategy and the Multi-year Business Plan, and alterations and revisions to them, and the Annual Budget.

Qualification

The Board of Directors of the Company comprises 11 (eleven) sitting members and the same number of substitute members. One is the Chair, and another Deputy Chair. At present we have one seat vacant, due to resignation of one of the members of the Board of Directors. The members of the Board of Directors are elected for concurrent periods of office of 2 (two) years, and may be dismissed at any time, by the General Meeting of Shareholders, Re-election for a maximum of 3 (three) consecutive periods of office is permitted, subject to any requirements and prohibitions in applicable legislation and regulations.

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CEMIG

A list with the names of the members of the Board of Directors and their resumes is on our website at: http://ri.cemig.com.br.

The Audit Committee

The Audit Committee is an independent, consultative body, permanently established, with its own budget allocation. Its objective is to provide advice and assistance to the Board of Directors, to which it reports. It also has the responsibility for such other activities as are attributed to it by legislation.

The Audit Committee has four members, the majority of them independent, nominated and elected by the Board of Directors in the first meeting after the Annual General Meeting for periods of office of three years, not to run concurrently. One re-election is permitted.

Under the by-laws, the Audit Committee of Cemig has the following duties, among others:

- to supervise the activities of the external auditors, evaluating their independence, the quality of the services provided and the appropriateness of such services to the Company's needs.
- to supervise activities in the areas of internal control, internal audit and preparation of the interim financial information.
- to evaluate and monitor, jointly with the management and the Internal Audit Unit, the appropriateness of the transactions with related parties.

Executive Board

The Executive Board has 7 (seven) members, whose individual functions are set by the Company's bylaws, They are elected by the Board of Directors, for a period of office of two years, subject to the applicable requirements of law and regulation, and may be re-elected up to three times.

Members are allowed simultaneously also to hold non-remunerated positions in the management of wholly owned subsidiaries, subsidiaries or affiliates of Cemig, upon decision by the Board of Directors. They are also, obligatorily under the by-laws, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution).

The period of office of the present Chief Officers expires at the first meeting of the Board of Directors held after the Annual General Meeting of 2024.

The composition of the Executive Board will be assessed annually by the Board of Directors itself, aiming to implement a gradual change with a view to increase diversity – for which targets may possibly be established.

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CEMIG

The members of the Executive Board and their resumes are on our website: http://ri.cemig.com.br.

The members of the Executive Board (the Company's Chief Officers) have individual responsibilities set by the Board of Directors and the by-laws. These include:

- Current management of the Company's business, subject to compliance with the Long-term Strategy, the Multi-year Business Plan, and the Annual Budget, prepared and approved in accordance with these by-laws.
- Authorization of the Company's capital expenditure projects, signing of agreements or other legal transactions, contracting of loans and financings, and creation of any obligation in the name of the Company, based on an approved Annual Budget, which individually or in aggregate have values less than 1% (one per cent) of the Company's Shareholders' equity, including injection of capital into wholly-owned or other subsidiaries, affiliated companies, and the consortia in which the Company participates.
- The Executive Board meets, ordinarily, at least two times per month; and, extraordinarily, whenever called by the Chief Executive Officer or by two Executive Officers with at least two days' prior notice in writing or by email or other digital medium, such notice not being required if all the Executive Officers are present, The decisions of the Executive Board are taken by vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote.

Audit Board

Meetings

- In 2022, until June 30, 2022, 7 meetings were held.

Membership, election and period of office

- We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Shareholders, for periods of office of two years.
- Nominations to the Audit Board must obey the following:

  e) The following two groups of shareholders each have the right to elect one member, in separate votes, in accordance with the applicable legislation: (i) the minority holders of common shares; and (ii) the holders of preferred shares.

  f) The majority of the members must be elected by the Company's controlling shareholder; at least one must be a public employee, with a permanent employment link to the Public Administration.

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- The members of the Audit Board are listed on our website: http://ri.cemig.com.br.

Under the by-laws, the Audit Board has the duties and competencies set by the applicable legislation and, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the countries in which the Company's shares are listed and traded.

Qualification and remuneration

The global or individual compensation of the members of the Audit Board is set by the General Meeting of Shareholders which elects it, in accordance with the applicable legislation.

Resume information on its members is on our website: http://ri.cemig.com.br.

Corporate risk management and internal controls

As a part of Cemig's corporate governance practices, corporate risk management overall objective is to build and maintain a structure capable of providing material information to senior management to support making of decisions, creating and protecting the company's value. The process of risk management enables the risk of the business's objectives to be managed effectively, making it possible to influence and align strategy and performance in all the areas of the company.

Since 2016 Cemig's corporate risk management activity is subordinated to the office of the CEO. In 2019, a separate senior management unit. Compliance, Corporate Risks and Internal Controls, was created, bringing the processes of risk management and internal controls together under a single administration. This change underlines the intention to increase the synergy between these processes, and the independence from other processes – so as to supply senior management with independent information for decision-making, preserving the value of the company.

Thus, in 2021, the Executive Board and the Board of Directors approved the 'Top Risks' corporate risk matrix, for the years 2021/2022, which comprehends business such as Generation, Transmission, Distribution, Trading, Distributed Generation ('Geração Distribuída'), Holding as well as ordinary business risks.

These risks, related to execution of strategy and scenarios, and also risks of conflicts of interest, fraud and corruption are under responsibility of the Chief Officers and they are monitored and reported periodically to the Management.

Each Chief Officer's Department has responsibility for monitoring and managing the Company's exposure to these risks as they relate to execution of strategy and scenarios, and also risks of conflicts of interest, fraud and corruption. The Chief Officers report on this monitoring periodically to senior management.

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In 2019, the Company hired an expert consulting firm to support the review of internal control and risk matrix as well as to monitor periodically the execution and sufficiency of controls, analysis of failure/weakness and to support the remediation plans development and execution.

The matrix of internal controls is also revised and approved annually. The Risk Management and Internal Controls Unit tests and monitors the controls design. The internal audit, in its turn, monitors independently the internal control practices by testing control effectiveness. The conclusion of this assessment is reported periodically to the Board of Directors, the Audit Board, and the Audit Committee.

The internal controls provide reasonable assurance that errors and frauds that might cause an impact on the performance are detected and prevented, aimed at:

- Operational effectiveness and efficiency.
- Reliable financial reporting.
- Compliance with laws, regulations and policies.

The controls linked to mitigation of risks associated with preparation and publication of the financial statements are a part of Cemig's Risks and Internal Controls Matrix. The financial statements are issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the US Public Company Accounting Oversight Board (PCAOB), included as part of the annual 20-F Report filed with the US Securities and Exchange Commission (SEC). Cemig obtained the first certification of its internal controls for the year of 2006, filed with the US Securities and Exchange Commission (SEC) on July 23, 2007.

The Cemig Code of Conduct

On April 18, 2022 the Board of Directors of Cemig approved the new *Cemig Code of Conduct* (http://ri.cemig.com.br), which was reviewed and revised with participation by employees of all the areas of the Company. It is based on the pillars of Cemig's identity and policies: respect for life, integrity, generation of value, commitment, innovation, sustainability, social responsibility, and alignment with the Company's cultural identity. It constitutes a pact which aims to incorporate common values, objectives and behavior, developing a culture of integrity. The Code is to be complied with by all the people to whom it is addressed: managers, members of the Board of Directors, members of committees under the bylaws, employees, interns and outsourced parties who have any established relationship with the Company's stakeholders.

The Ethics Committee

This was created on August 12, 2004 and is responsible for coordinating action in relation to management (interpretation, publicizing, application and updating) of the Statement of Cemig Code of Conduct, including assessment of and decision on any possible non-compliances.

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The Committee has eight sitting members, It may be contacted through our Ethics Channel – the anonymous reporting channel on the corporate Intranet, or by email, internal or external letter or by an exclusive phone line – these means of communication are widely publicized internally to all staff. These channels enable both reports of adverse activity and also consultations. Reports may result in opening of proceedings to assess any non-compliances with Cemig's Statement of Cemig Code of Conduct.

The Ethics Channel

Cemig installed this means of communication, available on the internal corporate Intranet, in December 2006.

Through it the Ethics Committee can receive anonymous reports or accusations that can enable Cemig to detect irregular practices that are contrary to its interest, such as: financial fraud, including adulteration, falsification or suppression of financial, tax or accounting documents; misappropriation of goods or funds; receipt of undue advantages by managers or employees; irregular contracting; and other practices considered to be illegal.

It is one more step in improving Cemig's transparency, compliance with legislation, and alignment with best corporate governance practices. It improves the management of internal controls and dissemination of the ethical culture to Cemig's employees in the cause of optimum compliance by our business.

Anti-fraud Policy

In its business and activities, Cemig does not accept the practice and concealment of acts of fraud or corruption in all its forms. Suspicions and allegations of such acts are rigorously assessed and where proven, apply disciplinary procedures set out in the internal rules of the Company, as well as lawsuits and criminal charges, when applicable.

Thus, in 2012, Cemig consolidated its Anti-Fraud Policy is applicable to all members of the Board of Directors and Fiscal Officers, employees and contractors. The policy underscores the Company's commitment to the Global Compact principles on the subject, particularly the principle of number ten, which deals with combating corruption in all its forms, including extortion and bribery.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CEMIG

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF THE VOTING STOCK ON JUNE 30, 2022

	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
State of Minas Gerais	375,031,302	50.97	17,085	-	375,048,387	17.04
Other entities of Minas Gerais State	30,021	-	16,884,481	1.15	16,914,502	0.77
FIA Dinâmica Energia S.A.	221,307,392	30.08	122,363,754	8.35	343,671,146	15.61
BNDES Participações	82,007,784	11.14	-	-	82,007,784	3.73
BlackRock	-	-	160,323,463	10.94	160,323,463	7.28
Others						
In Brazil	39,180,032	5.32	224,205,671	15.30	263,385,703	11.96
Foreign shareholders	18,291,093	2.49	941,728,610	64.26	960,019,703	43.61
Total	735,847,624	100.00	1,465,523,064	100.00	2,201,370,688	100.00

CONSOLIDATED SHAREHOLDING POSITION OF THE CONTROLLING SHAREHOLDERS AND MANAGERS, AND FREE FLOAT, ON JUNE 30, 2022

	January to June 2022	
	ON	PN
Controlling shareholder	375,031,302	17,085
Other entities of Minas Gerais State	30,021	16,884,481
Board of Directors	-	111,275
Executive Board	17,806	29,107
Shares in Treasury	102	846,062
Free float	360,768,393	1,447,635,054
Total	735,847,624	1,465,523,064

Investor Relations

In 2019 we expanded Cemig's exposure to the Brazilian and global capital markets, through strategic actions intended to enable investors and shareholders to make a correct valuation of our businesses and our prospects for growth and addition of value.

We maintain a constant and proactive flow of communication with Cemig's investor market, continually reinforcing our credibility, seeking to increase investors' interest in the Company's shares, and to ensure their satisfaction with our shares as an investment.

Our results are published through presentations transmitted via video webcast and telephone conference calls, with simultaneous translation in English, always with members of the Executive Board present, developing a relationship that is increasingly transparent and in keeping with best corporate government practices.

To serve our shareholders – who are spread over more than 40 countries – and to facilitate optimum coverage of investors, Cemig has been present in and outside Brazil at a very large number of events, including seminars, conferences, investor meetings, congresses, roadshows, and events such as Money Shows; as well as holding phone and video conference calls with analysts, investors and others interested in the capital markets.

In April 2021, we held our 26rd Annual Meeting with the Capital Markets, where market professionals had the opportunity to interact with the Company's directors and principal executives. In 2021 the event was held online, due to the Covid-19 pandemic.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Corporate governance

Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the Company's business.

We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming always to improve the relationship with shareholders, customers, and employees, the public at large and other stakeholders.

Cemig's preferred and common shares (tickers: CMIG4 and CMIG3 respectively) have been listed at Corporate Governance Level 1 on the São Paulo Stock Exchange since 2001. This classification represents a guarantee to our shareholders of optimum reporting of information, and also that shareholdings are relatively widely dispersed, Because Cemig has ADRs (American Depositary Receipts) listed on the New York Stock Exchange, representing its preferred (PN) shares (ticker CIG) and common (ON) shares (ticker CIG,C), it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Company Manual. Our preferred shares have also been listed on the Latibex of the Madrid stock exchange (with ticker XCMIG) since 2002.

Among the improvements incorporated into the by-laws since the Extraordinary Meeting of Shareholders held after June 11, 2018, it is worth noting:

- Reduction of the number of members of the Board of Directors from 15 to 9, in line with the IBGC Best Corporate Governance Practices Code, and the Corporate Sustainability Evaluation Manual of the Dow Jones Sustainability Index.
- Creation of the Audit Committee (*Comitê de Auditoria*). The Audit Board (*Conselho Fiscal*) remains in existence.
- The Policy on Eligibility and Evaluation for nomination of a member of the Board of Directors and/or the Executive Board in subsidiary and affiliated companies.
- The Related Party Transactions Policy.
- Formal designation for the Board of Directors to ensure implementation of and supervision of the Company's systems of risks and internal controls.
- Optional power for the Executive Board to expand the technical committees (on which members are career employees), with autonomy to make decisions in specific subjects.
- The CEO now to be responsible for directing compliance and corporate risk management activities.
- Greater emphasis on the Company's control functions: internal audit, compliance, and corporate risk management.

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Adoption of an arbitration chamber for resolution of any disputes between the Company, its shareholders, managers, and/or members of the Audit Board.

* * * * * * * * * * * *

Reynaldo Passanezi Filho
Chief Executive Officer

Dimas Costa
Chief Trading Officer

Marney Tadeu Antunes
Chief Distribution Officer

Marco da Camino Ancona Lopez Soligo
Chief Officer Cemigpar

Thadeu Carneiro da Silva
Chief Generation and Transmission Officer

Eduardo Soares
Chief Regulation and Legal

Mário Lúcio Braga
Controller
CRC-MG 47,822

José Guilherme Grigolli Martins
Financial Accounting and Equity Interests Manager
Accountant – CRC-1SP/242,451-O4

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Av. Barbacena, 1200 – Santo Agostinho – 30190-131 Belo Horizonte, MG – Brazil – Fax (+55-31) 3506-5026 – Tel.: (+55-31) 3506-5024

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

KPMG Auditores Independentes Ltda.
Rua Paraíba, 550 - 12º andar - Bairro Funcionários
30130-141 - Belo Horizonte/MG - Brasil
Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brasil
Telefone +55 (31) 2128-5700
kpmg.com.br

Report on Review of Interim Financial Information – ITR (Free Translation)

To the Board Directors and Shareholders of
Companhia Energética de Minas Gerais - CEMIG
Campinas - SP

Introduction
We have reviewed the individual and consolidated interim financial information of Companhia Energética de Minas Gerais - CEMIG ("the Company"), included in the Quarterly Information Form (ITR), for the quarter ended June 30, 2022, which comprises the statement of financial position as of June 30, 2022 and the respective statements of income, and other comprehensive income for the three and six-months periods then ended, and changes in shareholders' equity and cash flows for the six-month period then ended, comprising explanatory footnotes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with CPC 21(R1) and International Standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board – (IASB), and for presentation of these interim financial information in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on these interim financial information based on our review.

Scope of review
We conducted our review in accordance with the Brazilian and International Standards on Review Engagements (NBC TR 2410 - *Revisão de Informações Intermediárias Executada pelo Auditor da Entidade* and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Auditing Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information
Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of the Quarterly Information - ITR and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission - CVM.

Emphasis of matter
Risks related to compliance with laws and regulations
As mentioned in notes 15 and 34 to the individual and consolidated interim financial information, there are investigations being conducted by public authorities regarding the Company, its subsidiaries and investees Madeira Energia S.A. and Norte Energia S.A., which involve the investees and their executives and other shareholders of these investees. We are currently unable to foresee future

114

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative ("KPMG International"), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

developments or potential impacts of these investigations conducted by public authorities. Our conclusion is not modified in respect of this matter.

Other matters - Statements of Value Added

The quarterly information referred to above include the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2022, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures followed together with the review of the Company's interim financial information, in order to form our conclusion whether they are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the statements of value added were not prepared, in all material respects, in accordance with the criteria set on that Standard and consistently with the individual and consolidated interim financial information taken as a whole.

Corresponding figures

The individual and consolidated statement of financial position as of December 31, 2021 and the individual and consolidated Statement of Income and other comprehensive income for the three and six-month periods ended June 30, 2021, and changes in shareholders' equity and cash flows and the respective explanatory footnotes for the six-month period ended June 30, 2021, presented as corresponding figures in the individual and consolidated interim financial information for the current period, were audited and reviewed, respectively, by other independent auditors, who issued unmodified audit and review reports dated March 29, 2022 and August 16, 2021, respectively. The corresponding figures related to the individual and consolidated statement of value added (DVA) for the six-month period ended June 30, 2021 were submitted to the same review procedures by those independent auditors and, based on their review, those auditors issued report reporting that nothing has come to their attention that causes them to believe that the statements of value added were not prepared, in all material respects, in accordance with the criteria set on that Standard and consistently with the individual and consolidated interim financial information taken as a whole.

Belo Horizonte, August 12, 2022

KPMG Auditores Independentes Ltda.
CRC SP-014428/O-6 F-MG
Free-translation – Original version issued in Portuguese[1]

Thiago Rodrigues de Oliveira
Contador CRC 1SP259468/O-7

[1] A free translation from Portuguese into English of Independent Auditor's Review Report on Quarterly Information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB

115

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative ("KPMG International"), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

6.       Notice to the Market – B3's Request for clarification on an atypical fluctuation

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64

Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

On October 03, 2022, the Company received Official Letter CVM B3 785/2021-SLS, as follows:

B3 Questioning

Cia. Energética de Minas Gerais - CEMIG

Attn. to: Mr. Leonardo George de Magalhães

Investor Relations Officer

Ref: Request for clarification on an atypical fluctuation

Dear Sir,

Given the latest fluctuations in the price of the company’s securities, the number of trades, and the trading volume, as shown below, we hereby request you to inform us, by October 04, 2022, if you are aware of any fact that can justify these fluctuations.

Common Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Close	Variation %	# Trades	Amount	Volume (R$)
09/20/2022	17.78	17.27	17.78	17.39	17.27	-1.87	1,192	288,900	5,023,737.00
09/21/2022	17.29	17.10	17.45	17.25	17.10	-0.98	1,126	293,400	5,059,719.00
09/22/2022	17.34	17.11	17.73	17.45	17.73	3.68	1,045	220,400	3,846,200.00
09/23/2022	17.69	17.44	18.40	17.91	17.96	1.29	1,493	390,400	6,991,822.00
09/26/2022	17.68	16.61	17.70	16.98	16.61	-6.56	1,114	266,500	4,525,204.00
09/27/2022	16.80	15.93	16.85	16.30	15.93	-4.09	1,301	361,700	5,894,492.00
09/28/2022	15.93	15.85	16.06	15.93	15.88	-0.31	811	202,200	3,220,281.00
09/29/2022	15.72	15.50	15.88	15.72	15.71	-1.07	1,155	310,200	4,875,307.00
09/30/2022	15.70	15.66	16.28	16.16	16.20	3.11	2,062	635,700	10,275,731.00
10/03/2022*	16.72	16.71	18.39	17.40	18.13	11.91	2,298	700,900	12,201,193.00

Preferred Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Close	Variation %	# Trades	Amount	Volume (R$)
09/20/2022	11.75	11.55	11.81	11.65	11.67	-0.25	15,271	8,457,400	98,507,358.00
09/21/2022	11.69	11.51	11.80	11.61	11.62	-0.42	15,242	9,721,200	112,822,680.00
09/22/2022	11.67	11.49	12.03	11.78	11.93	2.66	21,111	12,129,100	142,861,872.00
09/23/2022	11.74	11.68	11.91	11.80	11.84	-0.75	11,144	8,210,400	96,884,724.00
09/26/2022	11.61	11.08	11.61	11.21	11.17	-4.18	44,898	13,933,900	156,254,524.00
09/27/2022	11.21	10.79	11.23	10.94	10.82	-3.13	15,036	10,888,100	119,106,367.00
09/28/2022	10.83	10.63	10.87	10.73	10.67	-1.38	19,918	11,682,400	125,311,040.00
09/29/2022	10.58	10.38	10.62	10.50	10.55	-1.12	17,719	11,030,900	115,826,136.00
09/30/2022	10.56	10.49	10.89	10.75	10.76	1.99	29,286	17,039,300	183,253,307.00
10/03/2022*	11.47	11.15	11.94	11.61	11.93	10.87	26,428	18,267,100	212,129,322.00

* Last updated at 4:11 p.m.

CEMIG’s Answer

Dear Ms. Ana Lucia Pereira,

Companhia Energética de Minas Gerais - CEMIG (“Cemig” or “Company”), in response to the Official Letter B3 1096/2022-SLS of October 03, 2022, through which you request information on any fact known by the Company about the latest fluctuations recorded in its shares, the increase in the number of trades, and the quantity traded, according to the tables above, hereby clarifies that it is not aware of any fact resulting from its activities or business that could cause fluctuations, which has not been duly disclosed by the Company, under the terms of the specific regulation, especially CVM Resolution 44/2021.

The Company reiterates its commitment to transparency and the best market disclosure practices.

Belo Horizonte, October 04, 2022.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

7.       Notice to the Market – Cemig GT was granted authorization by the ANEEL to start operations of Generating Units

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 17.155.730/0001-64 Company Registry (NIRE): 31.300.040.127

NOTICE TO THE MARKET

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG” or “Company”), a publicly held company with shares traded on the stock exchanges of São Paulo, New York, and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“Cemig GT”), a publicly held company and a wholly-owned subsidiary of CEMIG, hereby inform the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão (“B3”), and the market in general that Cemig Geração Poço Fundo, a wholly-owned subsidiary of Cemig GT and owner of the Poço Fundo SHPP (“SHPP”), was granted authorization by the National Electric Energy Agency (“ANEEL”) to start operations of the Generating Units #1 (“UG-01”) and #2 (“UG-02”) on September 29, 2022, and October 1, 2022, respectively.

Cemig GT was the winner of Auction A-4 held by ANEEL in June 2018, when it sold incremental energy resulting from the expansion of the Poço Fundo SHPP (from 9.16 MW to 30.00 MW and physical guarantee from 5.79 MW on average to 16.59 MW on average), with supply starting on January 01, 2023. Therefore, the Generating Unit’s start-up occurred around three months before the supply deadline defined in the Auction.

Investments were allocated based on internal capital return policies, whose profitability is compatible with the Company’s cost of capital for this type of project.

With the start-up of the Poço Fundo SHPP, Cemig GT reiterates its commitment to investing in renewable energy generation, in the Minas Gerais State, in line with the Company’s strategic planning.

Belo Horizonte, October 04, 2022.

Leonardo George de Magalhães

Chief Financial and Investor Relations Officer